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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 16, 2006

Commission file number 1-13202

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒        Form 40-F    ☐

Enclosures:

1.    Proxy Material for ADR Holders for the Annual General Meeting on March 30, 2006.

2.    Review by the Board of Directors and Nokia 2005 Annual Accounts (IFRS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nokia Corporation
Date: February 16, 2006	By:	/s/ KAARINA STÅHLBERG
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel

Nokia Corporation

Proxy Material for Annual General Meeting
on March 30, 2006

THE ENCLOSED MATERIALS ARE TIME SENSITIVE. VOTING CARDS MUST BE RECEIVED FROM ADR HOLDERS BEFORE 5:00 P.M. (NEW YORK CITY TIME) ON MARCH 13, 2006, WHICH IS THE VOTING DEADLINE.

NOKIA CORPORATION
Proxy Material for

Annual General Meeting

On March 30, 2006 at 3 P.M. (Helsinki Time)

At Helsinki Fair Centre, AMFI Hall
Messuaukio 1, Helsinki, Finland

Materials Enclosed:
Depositary's Notice of Annual General Meeting of Nokia Corporation
Questions and Answers on the Voting Process
Nokia Corporation's Notice of Annual General Meeting
Questions and Answers on the Notice and Agenda of Annual General Meeting
Nokia's Corporate Governance and Nomination Committee's proposal on the composition of the Board of Directors of Nokia Corporation
Voting Card
Annual Accounts (prepared under IFRS) of Nokia Corporation
Delivery of Shareholder Documents

* For registered ADR Holders only.

Depositary's Notice of
Annual General Meeting of
Nokia Corporation

ADSs:	American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs").
ADS CUSIP NO.:	654902204.
Deposited Securities:	Shares, par value 0.06 euro each, of Nokia Corporation (the "Company").
ADS Ratio:	1 Share to 1 ADS.
Depositary:	Citibank, N.A.
Deposit Agreement:
Amended and Restated Deposit Agreement, dated as of March 28, 2000, as amended from time to time, by and among the Depositary, the Company and the Holders from time to time of ADRs evidencing ADSs issued thereunder.

TIMETABLE

February 6, 2006	ADS Record Date Date on which ADR Holders are required to be record holders of the Company's ADSs in order to receive proxy material.
March 13, 2006 5:00 P.M. (New York City time)
Voting Deadline
Date and time on which ADR Holders are required to have provided instructions to the Depositary to (i) vote their ADSs and (ii) temporarily record them on the Register of Shareholders of the Company as of the Finnish Record Date.
March 17, 2006	Reconciliation of Voting Position Any transfers between March 14 and close of business on March 17 will be reconciled for the correct voting position as of the Finnish Record Date.
March 20, 2006	Finnish Record Date Date on which ADR Holders are required to be recorded on the Register of Shareholders of the Company in order to vote at the Meeting.
March 30, 2006 3:00 P.M. (Helsinki time)	Meeting Date Date on which the Company will hold its Annual General Meeting 2006 (the "Meeting").

A RECORD HOLDER OF THE COMPANY'S ADSs AS OF THE CLOSE OF BUSINESS ON MARCH 17, 2006 WHO HAS PROVIDED VOTING INSTRUCTIONS TO THE DEPOSITARY BY THE VOTING DEADLINE, WILL BE TEMPORARILY RECORDED ON THE REGISTER OF SHAREHOLDERS OF THE COMPANY ON THE FINNISH RECORD DATE WITHOUT ANY FURTHER ACTION. THE QUESTIONS AND ANSWERS ON PAGES 5 AND 14 SHOULD ANSWER MOST OF YOUR QUESTIONS RELATED TO THE VOTING PROCESS AND THE AGENDA ITEMS OF THE MEETING.

THE ANNUAL ACCOUNTS (PREPARED UNDER IFRS), THE PROPOSALS BY THE BOARD OF DIRECTORS OF THE COMPANY TO THE AGM AND OTHER ADDITIONAL INFORMATION RELATED TO THE MEETING

ARE AVAILABLE AT http://www.nokia.com/agm AND http://www.citibank.com/adr (click on "Nokia AGM"). NOKIA'S FORM 20-F ANNUAL REPORT FOR 2005 WILL BE MADE AVAILABLE ON THE SAME WEBSITE WHEN FILED.

If you are a registered holder of ADSs, Nokia's Annual Accounts (prepared under IFRS) for 2005 is among the enclosed materials. In addition, Nokia's Form 20-F Annual Report for 2005 (including US GAAP reconciliation) will be mailed to you when filed. If you are a beneficial holder of ADSs, you are advised to either access the annual accounts and later Nokia's Form 20-F Annual Report through the Internet, or to request a hard copy from Nokia Investor Relations US Main Office, please call 1-914-368-0555.

The enclosed materials are provided to allow you to vote at the Meeting of the Company. There are four alternative ways for voting:

a)
Through the Internet: If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•
Access the website www.citibank.com/adr;

•
Click on "Investors" and then click on "Voting by Internet";

•
Input the number in the grey shaded box (located on the bottom portion of your Voting Card); and

•
Complete the Voting Instructions provided on the Internet site by the Voting Deadline.

  If you hold your ADSs through a custodian, broker or other agent and you wish to vote through the Internet, you should refer to other information provided by your agent.

b)
On the Telephone: If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•
Call the telephone voting access number: 1-877-779-8683;

•
Enter the number in the grey shaded box (located on the bottom portion of your Voting Card); and

•
Complete the Voting Instructions as indicated on a recording by the Voting Deadline.

  If you hold your ADSs through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to other information provided by your agent.

c)
By Mailing the Voting Card, please

•
Complete all of the required information on the Voting Card;

•
Sign the Voting Card; and

•
Return the Voting Card by the Voting Deadline to Citibank, N.A., P.O. Box 8527, Edison, New Jersey 08818-9395.

  If you hold your ADSs through a custodian, broker or other agent, you may have special instructions from your agent.

d)
Moreover, you may attend the Meeting in person in Helsinki, Finland. Please see the instructions in the attached Questions and Answers.

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By voting through the Internet or on the telephone or by signing and returning the Voting Card, you are:

  •
  Certifying that you are a record holder of ADSs as of the close of business on March 17, 2006 and as of the Finnish Record Date;

  •
  Instructing the Depositary to arrange for the temporary recording of the Deposited Securities represented by your ADSs in your name on the Register of Shareholders of the Company, on the Finnish Record Date of March 20, 2006;

  •
  Instructing the Depositary to vote your Deposited Securities in the manner indicated in the Internet or Telephone Voting Instructions or Voting Card; and

  •
  Authorizing and directing the disclosure of your name, address, number of Deposited Securities held and account number to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name on the Register of Shareholders of the Company.

PLEASE NOTE THAT YOUR VOTING INSTRUCTIONS WILL NOT BE PROCESSED AND YOUR VOTES WILL NOT BE COUNTED IF YOU DO NOT SIGN (IF APPLICABLE) OR COMPLETE ALL REQUIRED INFORMATION, INCLUDING YOUR NAME, ADDRESS AND ACCOUNT NUMBER.

Please note that the Deposit Agreement provides that, in connection with the Meeting the Depositary shall not be responsible for instructions not carried out or for the manner in which such instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

You may also find additional information on the website www.citibank.com/adr.

**********

Citibank, N.A., as Depositary

The information contained in this notice regarding the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.

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Questions and Answers

Which ADR Holders are entitled to vote?

ADR Holders who are record holders of the Company's ADSs on the ADS Record Date of February 6, 2006 will receive the proxy material. Those ADR Holders who are record holders of the Company's ADSs as of the close of business on March 17, 2006 are entitled to vote at the Meeting, although their voting position will be reconciled as of the Finnish Record Date March 20, 2006.

How does an ADR Holder vote?

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you may vote at the Meeting either through the Internet, on the telephone, by the Voting Card sent via mail or by attending the Meeting in person by following the instructions provided in this proxy booklet.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote at the Meeting, refer to information provided by your agent.

How can I vote through the Internet?

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote through the Internet by accessing the Citibank website www.citibank.com/adr. Click on "Investors" and then on "Voting by Internet", input the number in the grey shaded box (located on the bottom portion of your Voting Card) and complete the Voting Instructions by the Voting Deadline of March 13, 2006. If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote through the Internet, refer to information provided by your agent.

How can I vote on the telephone?

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote over the telephone by calling: 1-877-779-8683. Input the number in the grey shaded box (located on the bottom portion of your Voting Card) and complete the Voting Instructions by the Voting Deadline of March 13, 2006. If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote on the telephone, refer to information provided by your agent.

How can I vote by Voting Card sent via mail?

As an ADR Holder you can also vote by completing the enclosed Voting Card, signing it and returning it to the Depositary in the envelope provided herewith, by the Voting Deadline of March 13, 2006. If you hold your ADSs through a custodian, broker or other agent, you may have additional delivery instructions.

How can I vote by attending the Meeting in person?

As an ADR Holder you can vote in person at the Meeting in Helsinki, Finland by temporarily becoming a direct and registered shareholder on the Register of Shareholders of the Company as

5

of the Finnish Record Date of March 20, 2006 and by notifying the Company of your intention to attend the Meeting in person.

If you wish to become a direct and registered shareholder of the Company and attend the Meeting in person, please:

  (i)
  contact and instruct (if you are a registered ADR Holder) or have your agent contact and instruct (if you hold your ADSs through a custodian, broker or other agent) Citibank's ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) by the Voting Deadline of March 13, 2006, to register you temporarily as a direct and registered shareholder on the Register of Shareholders of the Company as of the Finnish Record Date of March 20, 2006; and

  (ii)
  contact the Company to give notice of your attendance at the Meeting no later than March 24, 2006, as indicated in the Company's Notice of Annual General Meeting on pages 10-13 of this proxy booklet.

If you wish to authorize your own representative to attend the Meeting in person on your behalf, you must, in addition to following the requirements set forth above, issue a dated and signed proxy to him/her. The proxy should be received at the Register of Shareholders of the Company no later than March 24, 2006, as indicated in the Company's Notice of Annual General Meeting on pages 10-13 of this booklet.

What is the Finnish Record Date?

According to Finnish law, a shareholder must be recorded on the Register of Shareholders of the Company ten days prior to the Meeting, i.e, on the Finnish Record Date of March 20, 2006, in order to be entitled to vote at the Meeting. This means that although you have voted correctly before 5:00 P.M. on March 13, 2006, your voting position will be reconciled as of the Finnish Record Date.

Will I be recorded on the Register of Shareholders of the Company on the Finnish Record Date?

Yes. If you are a record holder of the Company's ADSs as of the close of business on March 17, 2006, and you have provided your voting instructions to the Depositary as instructed in this proxy booklet, you will be automatically recorded on the Register on a temporary basis.

Are there any other requirements in connection with the Finnish Record Date?

No. Being a record holder of the Company's ADSs as of the close of business on March 17, 2006 and providing voting instructions to the Depositary by the Voting Deadline automatically ensures that the ADR Holder will be temporarily recorded on the Register of Shareholders of the Company on the Finnish Record Date of March 20, 2006.

What is the temporary recording of the Deposited Securities on the Company's Register of Shareholders and why is it required?

As mentioned above, only shareholders registered on the Register of Shareholders of the Company on the Finnish Record Date of March 20, 2006, may vote at the Meeting. As an ADR Holder, in the normal course, your Deposited Securities are registered on the Register of Shareholders of the Company in the name of Citibank's local custodian. For you to vote at the Meeting, the Deposited Securities underlying your ADSs must be temporarily re-recorded from Citibank's local custodian's

6

name to your name on the Register of Shareholders of the Company as of the Finnish Record Date. This is done temporarily for the purpose of voting at the Meeting only.

What happens if the Internet Voting Instructions, the Telephone Voting Instructions or the Voting Card are incompletely executed? What must the Internet Voting Instructions, the Telephone Voting Instructions or the Voting Card contain in order to be completely executed?

If you do not provide all the information requested in the Internet Voting Instructions, the Telephone Voting Instructions, or the Voting Card, your votes will not be counted.

The following information (included in your Internet Voting Instructions, Telephone Voting Instructions or on your Voting Card) is required for the votes to be counted:

  •
  Signature (only applicable for written instructions);

  •
  Address;

  •
  Number of Deposited Shares held; and

  •
  Account number.

The address and account number must be provided for the "beneficial owner"—the person or corporate entity (ex. corporation, partnership, etc.) owning the beneficial interest in the ADR.

If a broker, custodian or other agent signs for his/her client (who is the beneficial owner of the ADSs), such agent must give the name and address for the beneficial owner (if an individual), and provide some evidence to the Depositary that it has the full authority to vote on behalf of the beneficial owner of the ADSs. Brokers, custodians or other agents fulfilling these requirements should also fill in the "Agent Authorization Form" provided to them separately.

How do I vote for the election of the members of the Board of Directors?

You can (i) vote "FOR" the election of all nominees, (ii) "WITHHOLD" your vote from all nominees; or (iii) WITHHOLD your vote from certain nominees. In the event that you wish to vote for some but not all the nominees, simply insert the number corresponding to the nominee(s) for whom you intend to withhold your vote in the space provided on the Voting Card.

Can voting instructions be changed?

Yes, voting instructions may be changed at any time prior to the Voting Deadline of 5:00 P.M. (New York City time) on March 13, 2006 by completing new Voting Instructions on the Internet Voting website, by giving new Telephone Voting Instructions at 1-877-779-8683 or by calling Citibank's ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) and requesting a new Voting Card and returning the new and completed Voting Card to the Depositary.

Please note that the last instructions received by the Depositary (whether it be a new Voting Card, Internet Voting Instructions, or Telephone Voting Instructions) by the Voting Deadline will be the Voting Instructions followed by the Depositary.

Can custodians, brokers or other agents vote via the Citibank website?

No. Custodians, brokers or other agents must follow the standard practices provided by their agents and The Depository Trust Company.

7

What information is required from me to vote my ADSs?

Finnish law and regulations require at the minimum the following information from a beneficial owner:

  •
  Name;

  •
  Address;

  •
  Number of Deposited Securities held; and

  •
  Identification number (i.e. account number).

Please note that by voting your ADSs, you are authorizing your bank, broker, or nominee to disclose the above-mentioned information to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name on the Company's Register of Shareholders. Without disclosure of this information, your votes will not be counted.

Is it possible to receive proxy materials over the Internet?

Yes. Nokia is capable of providing you with all mailings of Nokia shareholder documents (such as disclosure documents, proxy material, etc.) in a timely manner as well as, convenient and cost-effective over the Internet. Please see the enclosed leaflet "Delivery of Shareholder Documents via the Internet" with respect to instructions on receiving the documents over the Internet.

"Householding" of shareholder documents

In December 2000, the Securities and Exchange Commission ("SEC") adopted a rule allowing companies to send a single set of shareholder documents, such as proxy materials, information statements or other disclosure documents to any household at which two or more ADR Holders reside. This process is commonly referred to as "householding". The shareholder documents that are affected by the SEC rule are: Annual Reports, proxy materials, information statements or other disclosure documents. The rule does not apply to the proxy card. Each registered ADR holder will continue to receive a separate proxy card.

Householding will not only reduce the volume of duplicate information received at your household, but it will also help Nokia to reduce its operating expenses. For these reasons, Nokia is taking advantage of the rule.

A number of custodians, brokers and other agents with account holders who are Nokia ADR Holders will be "householding", i.e. sending a single set of proxy materials to multiple ADR Holders sharing an address, unless contrary instructions have been received from an affected ADR Holder. Once you have received notice from your custodian, broker, other agent or the Company that they will be "householding" shareholder documents, "householding" will continue until you are notified otherwise or until you revoke your consent.

This year, Nokia will be "householding", i.e. sending a single set of proxy materials to multiple ADR Holders sharing an address who held Nokia ADRs on February 6, 2006, unless contrary instructions have been received from an affected ADR Holder. If you did not respond to last year's notice of Nokia's intention to "household" shareholder documents, "householding" will continue until you are notified otherwise or until you revoke your consent.

8

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, and wish to receive a single set of shareholder documents at your household, you must do the following:

A.
If you have the same last or family name as the other ADR holder(s) at you address, you do not need to take any sort of action. Unless you notify us by March 30, 2006, your household will begin receiving a single set of our shareholder documents.

B.
If you have a different last or family name from the other ADR holder(s) at your address, you and the other ADR holder(s) must provide written consent to receive a single set of materials. Your consent can be provided by completing the enclosed form and returning it with your proxy material to Citibank, N.A. Shareholder Services, P.O. Box 8963, Edison, NJ 08818-9303 or by faxing the completed form to 201-222-4593.

If you prefer to continue to receive your own set of our shareholder documents, please contact Citibank, N.A., on or before March 30, 2006 by calling its toll-free number, 1-877-NOKIA-ADR (1-877-665-4223), and informing them of your request.

Please be aware that your consent will remain in effect until you revoke it. You can revoke your consent at any time by contacting Citibank, N.A. and informing them of your request. This can be done by calling to the toll-free number, 1-877-NOKIA-ADR (1-877-665-4223) or by directing your written request to Citibank, NA., Shareholder Services, P.O. Box 8963, Edison, NJ 08818-9303, 201-222-4593. Your request to begin receiving your own set of shareholder documents will be effective within 30 days of your request.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please notify your custodian, broker or other agent by telephone or direct your written request to them in accordance with the instructions you have received from them. Your request to receive your own set of shareholder documents will be effective within 30 days of your request.

How can my household receive a single set of proxy materials in the future?

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, and have not already received a single set of proxy materials or other shareholder documents as described above, please call l-877-NOKIA-ADR (1-877-665-4223) or direct your written request to Citibank, NA., Shareholder Services, P.O. Box 8963, Edison, NJ 08818-9303, 201-222-4593. Your request to begin receiving your own set of shareholder documents will be effective within 30 days of your request.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please refer to the information provided by them.

9

Notice is given to the shareholders of Nokia Corporation (the "Company") of the
Annual General Meeting to be held on Thursday, March 30, 2006 at 3:00 p.m. at
Helsinki Fair Centre, AMFI Hall, Messuaukio 1, Helsinki, Finland. Registration of the persons who have given a prior notice to attend will commence at 1:30 p.m.

The matters specified in Article 12 of the Company's Articles of Association as well as the following other matters, will be on the agenda of the Meeting as follows:

1.
Presentation of the Annual Accounts

2.
Approval of the Income Statements and Balance Sheets

3.
Distribution of the profit for the year, payment of dividend

  The Board of Directors has decided to propose to the Annual General Meeting a dividend for the fiscal year 2005 of EUR 0.37 per share. The dividend will be paid to shareholders registered in the Register of Shareholders held by Finnish Central Securities Depository Ltd on the record date, April 4, 2006. The Board proposes that the dividend be paid on or about April 21, 2006.

4.
Discharging of the Chairman, the members of the Board of Directors, and the President, from liability

5.
Resolution on the remuneration payable to the members of the Board of Directors

6.
Resolution on the number of the members of the Board of Directors

  The Corporate Governance and Nomination Committee of the Board will propose to the Annual General Meeting that the number of Board members be ten.

7.
Election of the members of the Board of Directors

  The Corporate Governance and Nomination Committee of the Board will propose to the Annual General Meeting that the following current Board members: Paul J. Collins, Georg Ehrnrooth, Daniel R. Hesse, Bengt Holmström, Per Karlsson, Edouard Michelin, Jorma Ollila, Marjorie Scardino and Vesa Vainio, be re-elected until the closing of the following Annual General Meeting. The Committee also proposes that Keijo Suila be elected as a new member of the Board for the same one-year term. Mr. Suila acted as President and CEO of Finnair Oyj, the major Finnish aviation company, from 1999 to 2005. Prior to this, Mr. Suila held various senior executive positions, including Vice Chairman and Executive Vice President, at Huhtamäki Oyj, Leaf Group and Leaf Europe during 1985-1998.

8.
Auditor remuneration

  The Board's Audit Committee will propose for the General Meeting's approval that the external auditor that will be elected, be reimbursed according to the auditor's invoice, and in compliance with the purchase policy approved by the Board's Audit Committee.

9.
Election of the Auditor

  The external Auditor is elected by the shareholders at the Annual General Meeting, for one fiscal year at a time. The Audit Committee of the Board has evaluated the performance and the independence of the current auditor of Nokia, PricewaterhouseCoopers Oy, for the fiscal year 2005. The Audit Committee recommends the re-election of PricewaterhouseCoopers Oy for the fiscal year 2006.

10

10.
Proposal by the Board of Directors to reduce the share capital through cancellation of shares

  The Board of Directors proposes that the share capital be reduced by a minimum of EUR 15 660 600 and a maximum of EUR 22 962 600 through cancellation of a minimum of 261 010 000 and a maximum of 382 710 000 Nokia shares held by the Company prior to the Annual General Meeting.

  The Board proposes that the share capital be reduced by transfer of the aggregate par value of the shares to be cancelled from the share capital to the share premium capital.

  The cancellation comprises solely Nokia shares held by the Company and will have no effect on the relative holdings of the other shareholders of the Company and on the voting powers among them.

11.
Proposal by the Board of Directors to authorize the Board of Directors to resolve to increase the share capital

  The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to increase the share capital of the Company with a maximum of EUR 48 540 000. As a result of share issuance an aggregate maximum of 809 million new shares may be issued, at a subscription price and on the terms and conditions as decided by the Board.

  The Board proposes that it be authorized to disapply the shareholders' pre-emptive rights to the Company's shares provided that from the Company's perspective important financial grounds exist. It is proposed that the Board be authorized to determine that a share subscription may be made against payment in kind or otherwise on certain terms.

  The authorization is proposed to be effective until March 30, 2007. The Finnish Government has issued a Government proposal for the new Finnish Companies Act (HE 109/2005), intended to enter into force on September 1, 2006. According to the proposal, the general meeting of shareholders could resolve on the authorization for the Board to increase share capital for a period of up to 5 years. In the event that the proposed new Companies Act has been approved by the time of the Annual General Meeting, and enters into force latest on March 30, 2007, this authorization is proposed to be effective until June 30, 2007.

12.
Proposal by the Board of Directors to authorize the Board of Directors to resolve to repurchase Nokia shares

  The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 405 million Nokia shares by using unrestricted shareholders' equity. Repurchases will reduce funds available for distribution of profits.

  The shares may be repurchased in order to develop the capital structure of the Company, which includes carrying out the announced projection for a stock repurchase plan. In addition, the shares may be repurchased under the proposed authorization in order to finance or carry out acquisitions or other arrangements, to settle the Company's equity-based incentive plans, to be transferred for other purposes, or to be cancelled.

  The shares can be repurchased either

  a)
  through a tender offer made to all the shareholders on equal terms determined by the Board, in relation to the holdings of the shareholders, and for an equal price determined by the Board; or

  b)
  through public trading the rules of which allow companies to trade with their own shares. In this case the shares will be repurchased in another proportion than that of

11

    holdings of the shareholders. In repurchases through public trading, the Company will follow the rules and guidelines of the relevant stock exchange, and the repurchase price must be based on the market price of the Nokia shares in public trading. In repurchases through public trading disapplying the shareholders' pre-emptive rights the Board will act based on from the Company's perspective important financial grounds.

  The authorization is proposed to be effective until March 30, 2007. According to the new Finnish Companies Act referred to under item 11, the general meeting of shareholders could resolve on the authorization for the Board to repurchase own shares for a period of up to 18 months. In the event that the new Companies Act has been approved by the time of the Annual General Meeting, and enters into force latest on March 30, 2007, this authorization is proposed to be effective until June 30, 2007.

13.
Proposal by the Board of Directors to authorize the Board of Directors to resolve to dispose Nokia shares held by the Company

  The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to dispose a maximum of 405 million Nokia shares.

  The authorization includes that the Board has the right to resolve to whom, under which terms and conditions and how many shares are disposed. The shares may be disposed at a price determined by the Board, also for consideration in kind. The authorization also allows the Board to resolve to dispose the shares in another proportion than that of the shareholders' pre-emptive rights to the Company's shares, provided that from the Company's perspective important financial grounds exist.

  The authorization is proposed to be effective until March 30, 2007. According to the new Finnish Companies Act referred to under item 11, the general meeting of shareholders could resolve on the authorization for the Board to dispose own shares for a period of up to 5 years. In the event that the new Companies Act has been approved by the time of the Annual General Meeting, and enters into force latest on March 30, 2007, this authorization is proposed to be effective until June 30, 2007.

  Annual Accounts 2005 and the proposals by the Board of Directors

  The proposals by the Board presented under items 10 through 13 above are available at Nokia's website at www.nokia.com/agm no later than as of February 8, 2006. Hard copies of these documents with enclosures and the Annual Accounts of the Company are on display at the Head Office of the Company at Nokia House, Keilalahdentie 4, Espoo, Finland, as from March 23, 2006. Copies of the documents will be sent to shareholders upon request, and they are also available at the Meeting.

  Right to Attend and to Vote at the Meeting

  In order to attend and have a right to vote at the Meeting,

  1)
  a shareholder must be registered in the Register of Shareholders of Nokia, held by Finnish Central Securities Depository Ltd, on Monday, March 20, 2006; and

  2)
  a shareholder must give to Nokia a prior notice to attend the Meeting by 4:00 p.m. (Finnish time) on Friday, March 24, 2006.

  Registration in the Register of Shareholders

  In order to attend the Meeting, shareholders who hold their shares under a name of a nominee must contact their bank, broker or other custodian to be temporarily recorded in the

12

  Register of Shareholders. The recording must be made effective no later than on March 20, 2006.

  Prior Notice to Attend

  A prior notice to attend the Meeting may be given either

    a)
    through Nokia's website at www.nokia.com/agm (available only for directly registered shareholders);

    b)
    by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, FIN-00045 NOKIA GROUP;

    c)
    by telefax to +358 7180 38984; or

    d)
    by telephone to +358 7180 34700 from Monday to Friday at 10:00 am.—4:00 p.m. (Finnish time).

  The notice should arrive at the Company by 4:00 p.m. (Finnish time) on Friday, March 24, 2006.

  Advance Delivery of Proxies

  Possible proxies for representing a shareholder at the Meeting shall arrive to the Registry of Shareholders of the Company no later than on Friday, March 24, 2006, at 4:00 p.m. (Finnish time).

  Espoo, January 26, 2006

  BOARD OF DIRECTORS

13

Questions and Answers on the Notice and Agenda of the Annual General Meeting

What does "Presentation of the Annual Accounts" under item 1 mean?

The Annual Accounts comprise the Nokia Corporation income statement, balance sheet and the notes thereto, the report by the Board of Directors as well as the consolidated annual accounts for the Nokia Group. The presentation of the Annual Accounts by the Board is a non-votable item, but an ADR Holder may cast a vote for or against the approval of the Income Statements and Balance Sheets under item 2, or abstain.

What is the dividend amount proposed by the Board of Directors of Nokia?

Nokia's Board of Directors proposes, under item 3, a dividend of EUR 0.37 per share to be distributed for the financial year 2005. In addition to the cash dividend, Nokia's Board of Directors also projects share repurchases in 2006 with up to EUR 6.5 billion. Under item 12, Nokia's Board of Directors proposes an authorization to repurchase Nokia shares.

When will I receive the dividend?

The dividend will be paid by Nokia to the Depositary on April 21, 2006, and will then be distributed to all shareholders shortly thereafter either directly to you or through your broker. The dividend pay date in the United States is estimated to be on or about April 26, 2006.

What does "Discharging of the Chairman, the members of the Board of Directors and the President from liability" under item 4 mean?

This is one of the standard matters voted on during Nokia's shareholders' meetings, which according to Finnish mandatory law must be discussed and resolved at each Annual General Meeting for the preceding financial year. In principle, the resolution provides a release from liability towards the Company for the Chairman and the members of the Board and the President, for matters occurred in the financial year 2005. This release from liability will only cover matters that are within the knowledge of Nokia and the shareholders when the resolution is taken, and are valid only provided that the resolution of the meeting is made legally in proper order.

Is it possible to vote on the nomination of members to the Board of Directors?

Yes. An ADR Holder may either cast a vote of support for the Corporate Governance and Nomination Committee's proposal of the number of members under 6 and membership under 7, or abstain. It is also possible to withhold votes from individual candidates proposed by the Corporate Governance and Nomination Committee. ADR Holders cannot vote against the Corporate Governance and Nomination Committee's proposal, as it is possible to make counter proposals and also cast a vote of support for such counter proposals only at the actual Meeting. The Corporate Governance and Nomination Committee's proposal under item 7 is on page 18 of this proxy booklet.

Why is it not possible to vote on the remuneration to be paid to the members of the Board of Directors?

At the time when the proxy material is distributed, the proposal under the agenda item 5, remuneration proposed to be paid to the members of the Board is not yet available. Under Finnish law, proposals and counterproposals may be made with respect to this agenda item up to and

14

during the Meeting, and a vote of support for such proposals can be cast only at the actual Meeting.

Therefore, ADR holders cannot vote on this agenda item. Historical information about the remuneration paid to the members of the Board of Directors for years 2003-2005 is included in our Annual Accounts for 2005, and our Form 20-F Annual Report for 2005, when filed.

What does the proposal regarding auditor remuneration mean?

The Board's Audit Committee oversees the qualifications and independence of the Company's external auditor. This includes the adoption of the pre-approval policy for the purchase of audit and non-audit services from the external auditor, as well as overseeing the compliance with such policy. In accordance with Nokia's Articles of Association, the Annual General Meeting shall resolve on the remuneration to be paid to the Company's external auditor.

In addition to the proposal on the election of auditor under item 9, the Audit Committee will also propose, under item 8, for the General Meeting's approval that the external auditor would be reimbursed according to the auditor's invoice to the company, and in accordance with the purchase policy approved by the Audit Committee.

The total audit and audit-related fees paid by Nokia Group to the external auditor for the fiscal period 2004 amounted to EUR 5.2 million and in 2005 to EUR 6.3 million.

What does the statement of the Audit Committee of the Board mean in respect of election of the Auditor?

Under Finnish law, shareholders of the Company elect the external Auditor at the Annual General Meeting for one fiscal year at a time. The role of the Board's Audit Committee in Nokia is, among other things, to confirm the independence of the external Auditor and oversee the overall performance of the Auditor subject to the requirements of Finnish law. The Audit Committee has evaluated the performance and the independence of the current auditor of Nokia, PricewaterhouseCoopers Oy, for the fiscal year 2005. Based on its evaluation, the Audit Committee recommends the re-election of PricewaterhouseCoopers Oy for the fiscal year 2006.

Why does the Board of Directors propose to cancel shares and reduce the share capital under item 10?

The Board of Directors has by December 31, 2005 used part of the authorization by the Annual General Meeting held on April 7, 2005 to repurchase Nokia shares through public trading. As a result of the repurchases, the Company held a total of 261 010 000 Nokia shares as of December 31, 2005. The authorization is still valid until April 7, 2006, for a remaining maximum of 182 190 000 shares.

The Board proposes that the share capital be reduced through cancellation of these Nokia shares held by the Company as well as any shares possibly repurchased by the Annual General Meeting 2006. The reduction of the share capital will have no effect on the relative holdings of other shareholders of the Company or on the voting powers among them.

Under current Finnish law, repurchase of shares may not result in Nokia Group holding more than 10 percent of the registered share capital or the total voting rights of the company at any time. Therefore, if shares previously acquired by Nokia through repurchases are not cancelled, these

15

shares will limit planned repurchases in the future. The Board has on January 26, 2006 announced its projection for a share purchase plan also during 2006.

Why does the Board request from the Annual General Meeting the authorizations to increase the share capital, to repurchase own shares, and to dispose own shares under Items 11-13?

As a Finnish company Nokia may not, pursuant to mandatory Finnish law, issue new shares, repurchase Nokia shares or dispose them without shareholders' approval, or a shareholders' authorization to the Board for these actions. The Nokia Board proposes an extension of the authorizations it presently holds to issue new shares, as well as repurchase and/or dispose Nokia shares for the same purposes as before.

A resolution under items 11-13 requires a qualified majority of the votes cast, as well as of the shares represented at the meeting. ADR Holders form a significant number of Nokia shares represented at the Meeting. Therefore, in order for the Board to receive the authorizations proposed, the Company encourages ADR Holders to vote under these items. Please see the complete proposals by the Board of Directors on Internet, as well as related press releases at www.citibank.com/adr and at www.nokia.com/agm.

What does the authorization to repurchase own shares under item 12 mean?

Related to the proposed authorization to repurchase shares under item 12, the Board has on January 26, 2006 announced its projection for a stock repurchase plan with up to EUR 6.5 billion for repurchases as a means to develop Nokia's capital structure. Nokia has had a share repurchase plan also in 2004 and 2005. In addition, pursuant to the Board's proposal, the authorization to repurchase shares may be also used to carry out financing or other arrangements. The proposed amount of authorization in shares corresponds to nearly 10 percent of the share capital of the Company and the total voting rights.

How was the authorization to repurchase own shares used in 2005?

The Annual General Meeting held on April 7, 2005, gave the Board a one-year authorization to repurchase shares. Also a year earlier, on March 25, 2004, the Board was granted a similar authorization for one year. Hence, shares have been repurchased based on two separate authorizations during 2005, as depicted in the below table. Additional information on the share repurchases in 2005 is available in the Annual Accounts of the Company.

Repurchases between January 1, 2005 and December 31, 2005
	Number of Shares (1000)	Amount used (EURm)
Authorization 2005 Valid from April 7, 2005 to April 7, 2006	261,010	3,614
Authorization 2004 Valid from March 28, 2004 to March 25, 2005	54,000	651
Repurchases in total	315,010	4,265

Did the Board of Directors of the Company use the authorizations to increase the share capital and to dispose of shares in 2005?

No. The Board of Directors did not use these authorizations in 2005.

16

What is the proposed length of the authorizations requested under items 11-13?

All authorizations proposed under items 11-13 can under current law only be valid for the year following the AGM resolution. It is proposed that the authorizations are effective until March 30, 2007.

The Finnish Government has issued a Government proposal for the new Finnish Companies Act and laws related thereto (HE 109/2005) to be passed by the Parliament. The proposed laws are intended to enter into force on September 1, 2006. The new Companies Act, when in force, will allow the general meeting to resolve on the authorization for the Board to increase share capital and dispose own shares for a period of up to 5 years, and to repurchase own shares for a period of up to 18 months. If the President of the Republic of Finland approves the laws by the time of the Annual General Meeting, and the laws enter into force latest on March 30, 2007, the proposed authorization would be effective until June 30, 2007.

The Board proposes that the authorizations given by the Annual General Meeting 2005 on April 7, 2005, to increase the share capital, to repurchase own shares, and to dispose own shares shall expire on March 30, 2006, provided that the new authorizations will be approved.

Why is an item 14, which pertains to other matters at the Annual General Meeting, on the agenda?

Under Finnish law, Nokia's Notice of Annual General Meeting must include an agenda setting out the matters to be brought before the meeting. The agenda must include those matters, which, pursuant to Nokia's Articles of Association and mandatory Finnish law, must be resolved at the Annual General Meeting.

In order for other matters to be included in the Notice of the Annual General Meeting and related agenda, the Board of Directors must be given sufficient notice of said items. As of the date on which this proxy material went to press, the Board of Directors was not aware of any matters to be voted upon at the Meeting other than those included in the Notice of the Annual General Meeting. Various matters of order may require a vote at the actual Meeting. The "other matters" referred to in the voting card may include, the election of the chairman for the meeting and persons to scrutinize the minutes. The voting instructions under item 14 relate therefore, to procedural matters only.

What does it mean, if I mark the box to give a discretionary proxy regarding item 14 of the Annual General Meeting?

If you have marked the relevant box and "other matters" are properly brought before the Meeting, the nominated representative of the Company will have a discretionary proxy to vote your ADSs with respect to those "other matters". The nominated representatives are Nokia's legal counsels.

What does it mean, if I do not mark the box to give a discretionary proxy regarding item 14 of the Annual General Meeting?

If you have not marked the relevant box and other matters are properly brought before the Meeting, your ADSs will not be voted with respect to those other matters. A resolution on those other matters will then be made only by the votes cast at the actual meeting.

Are the proposals on the Agenda available in their entirety?

Yes. The proposals by the Nokia Board are available in their entirety on the Internet through http://www.citibank.com/adr and http://www.nokia.com/agm. The Company's Annual Accounts (prepared under IFRS) for 2005 will also be made available on Nokia's website when completed, and Nokia's Form 20-F Annual Report (including US GAAP reconciliation) when filed.

17

PROPOSAL ON THE COMPOSITION OF THE BOARD OF DIRECTORS OF NOKIA

The Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of members of the Board of Directors remains at ten and the following persons be elected* or re-elected for the term expiring at the closing of the following Annual General Meeting.

Paul J. Collins, b. 1936

Board member since 1998. Vice Chairman since 2000.

•
BBA (University of Wisconsin), MBA (Harvard Business School).

•
Vice Chairman of Citigroup Inc. 1998-2000, Vice Chairman and member of the Board of Directors of Citicorp and Citibank N.A. 1988-2000.

•
Holder of various executive positions at Citibank within investment management, investment banking, corporate planning as well as finance and administration 1961-1988.

•
Member of the Board of Directors of BG Group and The Enstar Group, Inc.

•
Member of the Supervisory Board of Actis Capital LLP.

Georg Ehrnrooth, b. 1940

Board member since 2000.

•
Master of Science (Eng.) (Helsinki University of Technology).

•
President and CEO of Metra Corporation 1991-2000, President and CEO of Lohja Corporation 1979-1991.

•
Holder of various executive positions at Wärtsilä Corporation within production and management 1965-1979.

•
Chairman of the Board of Directors of Assa Abloy AB (publ) and Vice Chairman of the Board of Directors of Rautaruukki Corporation, member of the Board of Directors of Oy Karl Fazer Ab, Sandvik AB (publ) and Sampo plc.

•
Vice Chairman of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.

Daniel R. Hesse, b. 1953

CEO of Sprint Communication, Local Telecommunications Division. Board member since 2005.

•
A.B. (University of Notre Dame), M.B.A. (Cornell University), M.S. (Massachusetts Institute of Technology).

•
Chairman, President and CEO of Terabeam 2000-2004. President and CEO of AT&T Wireless Services 1997-2000, Executive Vice President of AT&T 1997-2000, General Manager for the AT&T Online Services Group 1996, President and CEO of AT&T Network Systems International 1991-1995. Various managerial positions in AT&T, including network operations, strategic planning and sales 1977-1991.

•
Member of the Board of Directors of the VF Corporation.

18

•
Member of the National Board of Governors of the Boys & Girls Clubs of America.

Dr. Bengt Holmström, b. 1949

Paul A. Samuelson Professor of Economics at MIT, joint appointment at the MIT Sloan School of Management.

Board member since 1999.

•
Bachelor of Science (Helsinki University) Master of Science (Stanford University), Doctor of Philosophy (Stanford University).

•
Edwin J. Beinecke Professor of Management Studies at Yale University 1985-1994.

•
Member of the Board of Directors of Kuusakoski Oy.

•
Member of the American Academy of Arts and Sciences and Foreign Member of The Royal Swedish Academy of Sciences.

Per Karlsson, b. 1955

Independent Corporate Advisor. Board member since 2002.

•
Degree in Economics and Business Administration (Stockholm School of Economics).

•
Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London) 1986-1992.

•
Corporate strategy consultant at the Boston Consulting Group (London) 1979-1986.

•
Board member of IKANO Holdings S.A.

Edouard Michelin, b. 1963

Managing Partner and CEO of Michelin Group. Board member since 2005.

•
Engineering graduate (Ecole Centrale de Paris).

•
Head of Michelin Manufacturing facilities and Michelin Truck Business in North America 1990-1993, various managerial positions in Michelin, including research, manufacturing, marketing and sales 1988-1990.

•
Member of the World Business Council for Sustainable Development (WBCSD).

Jorma Ollila, b. 1950

Chairman and CEO and Chairman of the Group Executive Board of Nokia Corporation. Board member since 1995. Chairman since 1999.

•
Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics), Master of Science (Eng.) (Helsinki University of Technology).

•
President and CEO, and Chairman of the Group Executive Board of Nokia Corporation 1992-1999, President of Nokia Mobile Phones 1990-1992, Senior Vice President, Finance of Nokia 1986-1989.

•
Holder of various managerial positions at Citibank within corporate banking 1978-1985.

•
Member of the Board of Directors of Ford Motor Company and Vice Chairman of the Board of Directors of UPM-Kymmene Corporation and Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd. Chairman of the Boards of Directors and the Supervisory Boards

19

  of Finnish Business and Policy Forum EVA and The Research Institute of the Finnish Economy ETLA.

•
Chairman of The European Round Table of Industrialists.

Dame Marjorie Scardino, b. 1947

Chief Executive and member of the Board of Directors of Pearson plc. Board member since 2001.

•
BA (Baylor), JD (University of San Francisco).

•
Chief Executive of The Economist Group 1993-1997.

•
President of the North American Operations of The Economist Group 1985-1993.

•
Lawyer 1976-1985 and publisher of the Georgia Gazette newspaper 1978-1985.

Keijo Suila, b. 1945*

•
B.Sc. (Econ. and Bus. Adm.) (Helsinki University of Economics and Business Administration).

•
President and CEO of Finnair Oyj 1999-2005.

•
Holder of various executive positions, including Vice Chairman and Executive Vice President, at Huhtamäki Oyj, Leaf Group and Leaf Europe during 1985-1998.

•
Chairman of oneworld airline alliance 2003-2004 and member of various international aviation and air transportation associations 1999-2005.

•
Chairman of the Board of Directors of Elisa Corporation (until March 2006), member of the Board of Directors of Kesko Corporation, and Vice Chairman of the Supervisory Board of the Finnish Fair Corporation.

Vesa Vainio, b. 1942

Board member since 1993.

•
LL.M. (University of Helsinki).

•
Chairman 1998-1999 and 2000-2002 and Vice Chairman 1999-2000 of the Board of Directors of Nordea AB (publ). Chairman of the Executive Board and CEO of Merita Bank Ltd and CEO of Merita Ltd 1992-1997. President of Kymmene Corporation 1991-1992.

•
Holder of various other executive positions in Finnish industry 1972-1991.

•
Chairman of the Board of Directors of UPM-Kymmene Corporation.

20

ADDENDUM to the Proxy Material of Nokia Corporation 2006

AGENDA ITEM 5

PROPOSAL ON THE REMUNERATION TO BE PAID TO THE MEMBERS OF THE BOARD OF DIRECTORS OF NOKIA

The Corporate Governance and Nomination Committee of the Board of Directors of Nokia Corporation will propose to the Annual General Meeting that the remuneration payable to the members of the Board of Directors to be elected at the Annual General Meeting for the term expiring at the close of the Annual General Meeting in 2007 be as follows:

Annual Fee (EUR)	2006	2005*	2004*	2003*
Chairman	375,000	165,000	150,000	150,000
Vice Chairman	137,500	137,500	125,000	125,000
Member	110,000	110,000	100,000	100,000
Additional Annual Fees (EUR)	2006	2005*	2004*	2003*
Chairman of the Personnel Committee	25,000	25,000	25,000	25,000
Chairman of the Audit Committee	25,000	25,000	25,000	25,000
Member of the Audit Committee	10,000	10,000	—	—

*
Fees approved by the Annual General Meeting in 2005, 2004 and 2003, for the respective years.

Further, the Corporate Governance and Nomination Committee will propose that approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market, in accordance with the practice since 1999.

As background to the proposal, the Corporate Governance and Nomination Committee notes that the proposed remuneration is on the same level than the remuneration approved by the Annual General Meeting in 2005, except for the remuneration payable to the Chairman of the Board. The Committee proposes that Jorma Ollila continues after June 1, 2006 as a Non-Executive Chairman of the Nokia Board of Directors, and the Committee has received Mr. Ollila's confirmation that he is available for this position. As from June 1, 2006, Mr. Ollila will no longer be a Nokia employee and his service contract will terminate as of that date without any severance or other payments by Nokia. Thereafter, he will no longer be eligible for incentives, bonuses, stock options or other equity grants from Nokia. He will be entitled to retain all his vested and unvested stock options and other equity compensation granted to him prior to June 1, 2006. Further, following his current contract, he will not be eligible to receive any additional retirement benefits from Nokia after June 1, 2006. In addition to the proposed annual remuneration as the Chairman of the Board of Directors, he will be entitled to secretarial and office services as well as reimbursement of reasonable expenses directly related to his duties as the Non-Executive Chairman of the Nokia Board of Directors.

21

To be signed, completed and returned to Citibank, N.A., as Depositary P.O. Box 8527, Edison, New Jersey 08818-9395, prior to 5:00 P.M. (New York City time) on March 13, 2006 for action to be taken.

2006 VOTING CARD	AMERICAN DEPOSITARY SHARES

Nokia Corporation (the "Company")
ADS CUSIP No.:	654902204.
ADS Record Date:	February 6, 2006.
Meeting:	Annual General Meeting—March 30, 2006 at 3 P.M. (Helsinki time) at Helsinki Fair Centre, AMFI Hall, Messuaukio 1, Helsinki, Finland.
Deposited Securities:	Shares, par value 0.06 euro per share, of the Company.

You as the undersigned holder, as of the close of business on March 17, 2006 and as of the Finish Record Date, of the American Depositary Receipts (the "ADRs") issued under the Deposit Agreement and evidencing the number of American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs") and of the Deposited Securities, acknowledge receipt of a copy of the Depositary's Notice of Annual General Meeting and by signing the reverse side hereof:

(1)
certify that you are a record holder of ADSs as of the close of business on March 17, 2006 and as of the Finnish Record Date;

(2)
irrevocably authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof;

(3)
irrevocably authorize and direct the Depositary to temporarily record your Deposited Securities represented by your ADSs on the Register of Shareholders of the Company in your name on the Finnish Record Date of March 20, 2006; and

(4)
irrevocably authorize and direct the Depositary to disclose your name, address, number of Deposited Securities held and account number to the Company and the Finnish Registrar for the purpose of temporarily recording your name on the Register of Shareholders of the Company.

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

DETACH HERE

Dear Shareholder:

Nokia Corporation encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or by telephone by the Voting Deadline. This eliminates the need to return your proxy card.

To vote your shares electronically, you must use the number in the grey shaded box on the other side of the card, just below the perforation, to access the system.

1.
To vote over the Internet:

•
Log on to the Internet and go the web site http://www.citibank.com/adr

•
Click on "Investors" and then click on "Voting by Internet" and follow the instructions.

2.
To vote by telephone:

•
On a touch-tone telephone, simply dial 1-877-779-8683 and follow the instructions. When you are finished voting, your vote will be confirmed and the call will end.

If you choose to vote your shares electronically, there is no need to mail back your proxy card.

Your vote is important. Thank you for voting.

22

x	Please mark your vote as in this example	1221

If this Voting card is signed and timely returned to the depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue, except for item 14.

	FOR	AGAINST	ABSTAIN	FOR ELECTION OF ALL NOMINEES	WITHHOLD VOTE FROM ALL NOMINEES		FOR	AGAINST	ABSTAIN
2	☐	☐	☐	7 ☐	N/A☐	9	☐	N/A	☐
3	☐	☐	☐	01 Paul J.Collins	06 Edouard Michelin	10	☐	☐	☐
				02 Georg Ehrnrooth	07 Jorma Ollila
				03 Daniel R. Hesse	08 Marjorie Scardino
				04 Bengt Holmström	09 Keijo Suila
4	☐	☐	☐	05 Per Karlsson	10 Vesa Vainio	11	☐	☐	☐
				Except for nominee(s) listed below from whom vote is withheld:
5	☐	N/A	☐			12	☐	☐	☐

					FOR	AGAINST	ABSTAIN
6	☐	N/A	☐	8	☐	N/A	☐	13	☐	☐	☐
								14
									Mark the box if you wish to instruct the Depositary to give a proxy to any one of Marianna Uotinen-Tarkoma, Esa Kaunistola, both Legal Counsels of Nokia Corporation, to authorize any of them (with full power of substitution) to vote, in their discretion, on your behalf only upon item 14 of the Annual General Meeting and any adjournments or postponements thereof.		☐
SIGNATURE(S)	Date	as of March 17, 2006.

Please sign your name to the Voting Card exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Cards executed by a corporation should be signed in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The matters specified in Article 12 of the Articles of Association and the following other matters:

1.
Presentation of the Annual Accounts.
2.
Approval of the Income Statements and the Balance Sheets.
3.
Approval of a proposal to the Annual General Meeting of a dividend of EUR 0.37 per share.
4.
Approval of the discharge of the Chairman, the members of the Board of Directors and the President from liability.
5.
Approval of the remuneration to be paid to the members of the Board of Directors.*
6.
Approval of the proposal on the number of members of the Board of Directors as proposed by the Corporate Governance and Nomination Committee.*
7.
Approval of the proposal on the election of the Board of Directors as proposed by the Corporate Governance and Nomination Committee.*
8.
Approval of the remuneration to be paid to the auditor.*
9.
Approval of the re-election of PricewaterhouseCoopers Oy as the Auditors for fiscal year 2006.*
10.
Approval of the proposal of the Board to reduce the share capital through cancellation of Nokia shares held by the Company.
11.
Approval of the authorization to the Board to increase the share capital of the Company.
12.
Approval of the authorization to the Board to repurchase Nokia shares.
13.
Approval of the authorization to the Board to dispose Nokia shares held by the Company.
14.
Such other matters as may properly come before the Annual General Meeting.

For more details on the above agenda items please refer to the Company's Notice of Meeting and the Questions and Answers section in the Proxy Material and the addendum attached to it, enclosed herewith.

[*Please note that the Company has informed the Depositary that pursuant to Finish law proposals may be accepted with respect to these agenda items 5, 6, 7, 8, and 9 up to and including the Meeting. However, the Corporate Governance and Nomination Committee of the Board of Directors has disclosed a Proposal on items 5, 6 and 7 (see page 8 of the proxy material and the addendum attached to it), and the Audit Committee has disclosed a recommendation on items 8 and 9, and it is possible for the ADR Holders to vote "FOR" the Corporate Governance and Nomination Committee's Proposal as a whole or in part, and "FOR" the Audit Committee's recommendations.]

*NOTE* Proposal 1 on the agenda is a non-voting proposal. For more information on this item see the Questions and Answers section in the Proxy Material. If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote "FOR" the unmarked issue, except for item 14.

23

just perfect

large keypad•Nokia Xpress audio messaging•camera•FM radio

Born at the magic moment when taste and genius unite.

Witness a rare moment when style and substance meet in perfect balance.
A slim, high-grade stainless steel body.
A unique slide mechanism and fine-pitched scratch-resistant screen. Sounds exquisitely designed by renowned composer Ryuichi Sakamoto.
The Nokia 8800 phone - Designed for the senses.
www.nokia.com

NOKIA
NOKIA

NOKIA
8800

NOKIA
Connecting People

www.nokia.com

Copyright© 2006. Nokia Corporation. All rights reserved.
Nokia and Nokia Connecting People are registered trademarks of Nokia Corporation.

Delivery of shareholder documents via the Internet

We are pleased to announce that for all future mailings of Nokia Corporation shareholder documents to ADR holders (such as disclosure documents, proxy material, etc.) you may receive these documents over the Internet.

As a registered ADR holder, i.e. if you do not hold your ADSs through a custodian, broker or other agent, you may receive your shareholder documents electronically by registering at the website www.econsent.com/nok and completing on the on-line consent form.

Also, please note that:

  •
  Your consent is entirely revocable by visiting www.econsent.com/nok and completing an electronic form to remove your name from the list of electronic distribution.

  •
  You can always vote on the Internet, whether or not you elect to receive your shareholder documents electronically.

  •
  If you consent to receive your shareholder documents electronically as described above, instructions for accessing those documents will be sent to you by e-mail on Nokia Corporation's mail date. Please note that this means that you will receive documents in advance of those ADR holders receiving printed documents.

Review by the Board of Directors and
Nokia 2005 Annual Accounts (IFRS)

REVIEW BY THE BOARD OF DIRECTORS AND NOKIA 2005 ANNUAL ACCOUNTS (IFRS)
NOKIA IN 2005	3
REVIEW BY THE BOARD OF DIRECTORS	3
ANNUAL ACCOUNTS 2005	9
Consolidated profit and loss accounts, IFRS	9
Consolidated balance sheets, IFRS	10
Consolidated cash flow statements, IFRS	11
Consolidated statements of changes in shareholders' equity, IFRS	13
Notes to the consolidated financial statements	15
Profit and loss accounts, parent company, FAS	72
Balance sheets, parent company, FAS	73
Cash flow statements, parent company, FAS	74
Notes to the financial statements of the parent company	75
Nokia shares and shareholders	83
Nokia Group 2001–2005, IFRS	89
Calculation of key ratios	91
Proposal by the Board of Directors to the Annual General Meeting	93
Auditors' Report	94
ADDITIONAL INFORMATION	95
Group Executive Board	96
Board of Directors	102
Corporate Governance	106
Investor information	129
Contact information	131

NOKIA IN 2005

Net sales by business group
January 1 - December 31

	2005	%	2004 As revised*	%	Change %
	EURm		EURm
Mobile Phones	20,811	61	18,521	63	12
Multimedia	5,981	17	3,676	12	63
Enterprise Solutions	861	3	839	3	3
Networks	6,557	19	6,431	22	2
Inter-business group eliminations	(19)	—	(96)	—	—

Nokia Group	34,191	100	29,371	100	16

Operating profit by business group
January 1 - December 31

	2005	% of net sales	2004 As revised*	% of net sales
	EURm		EURm
Mobile Phones	3,598	17.3	3,786	20.4
Multimedia	836	14.0	175	4.8
Enterprise Solutions	(258)	(30.0)	(210)	(25.0)
Networks	855	13.0	884	13.7
Common Group Expenses	(392)	—	(309)	—

Nokia Group	4,639	13.6	4,326	14.7

*
2004 financial accounts reflect the retrospective implementation of IFRS 2 and IAS 39(R).

REVIEW BY THE BOARD OF DIRECTORS

(International Financial Reporting Standards, IFRS, comparisons given to the January - December 2004 revised results, unless otherwise indicated.)

Nokia's net sales increased 16% to EUR 34,191 million (EUR 29,371 million). Sales of Mobile Phones increased 12% to EUR 20,811 million (EUR 18,521 million). Sales of Multimedia increased 63% to EUR 5,981 million (EUR 3,676 million). Sales of Enterprise Solutions increased 3% to EUR 861 million (EUR 839 million). Sales of Networks increased 2% to EUR 6,557 million (EUR 6,431 million).

Nokia's operating profit for 2005 increased 7% to EUR 4,639 million, including net positive special items of EUR 80 million (operating profit of EUR 4,326 million in 2004, including net positive special items of EUR 33 million), representing a 2005 operating margin of 13.6% (14.7%). Operating profit in Mobile Phones decreased 5% to EUR 3,598 million (operating profit of EUR 3,786 million in 2004), representing a 2005 operating margin of 17.3% (20.4%). Operating profit in Multimedia increased to EUR 836 million, including net positive special items of EUR 4 million (operating profit of EUR 175 million in 2004), representing a 2005 operating margin of 14.0% (4.8%). Enterprise Solutions operating loss was EUR 258 million, including a EUR 29 million restructuring charge (operating loss of EUR 210 million in 2004). Operating profit in Networks decreased to EUR 855 million, including net positive special items of EUR 60 million (operating profit of

EUR 884 million in 2004, including net negative special items of EUR 115 million) representing a 2005 operating margin of 13.0% (13.7%).

Common Group expenses totaled EUR 392 million, including EUR 45 million gain for real estate sales. Common Group expenses in 2004 totaled 309 million, including a one time positive item of EUR 160 million representing the premium returns under our multi-line, multi-year insurance program, which expired in 2004, and a EUR 12 million loss from the divestiture of Nextrom.

In 2005, net financial income was EUR 322 million (EUR 405 million), including a EUR 57 million gain for the sale of the France Telecom bond (EUR 106 million gain in 2004).

Profit before tax and minority interests was EUR 4,971 million (EUR 4,705 million). Net profit totaled EUR 3,616 million (EUR 3,192 million). Earnings per share increased to EUR 0.83 (basic) and EUR 0.83 (diluted), compared to EUR 0.69 (basic) and EUR 0.69 (diluted) in 2004.

As of December 31, 2005, our net debt-to-equity ratio (gearing) was -77% (-79% as of December 31, 2004).

In 2005, capital expenditure amounted to EUR 607 million (EUR 548 million).

GLOBAL REACH

In 2005, Europe accounted for 42% of Nokia's net sales (41% in 2004), Asia-Pacific 18% (16%), China 11% (10%), North America 8% (12%), Latin America 8% (9%), and Middle East & Africa 13% (12%). The 10 markets in which Nokia generated the greatest net sales in 2005 were, in descending order of magnitude, China, the US, the UK, India, Germany, Russia, Italy, Spain, Saudi Arabia and France, together representing 52% of total net sales in 2005. In comparison, the 10 markets in which Nokia generated the greatest net sales in 2004 were the US, China, the UK, Germany, India, Brazil, Russia, the United Arab Emirates, Italy and Spain, together representing 55% of total net sales in 2004.

RESEARCH AND DEVELOPMENT, AND TECHNOLOGY

As of December 31, 2005, we employed 20,882 people in research and development in 26 countries, representing approximately 36% of Nokia's total workforce. R&D expenses totaled EUR 3,825 million in 2005, an increase of 1% from 2004 (EUR 3,776 million). R&D expenses represented 11.2% of Nokia's net sales in 2005, compared to 12.9% of net sales in 2004.

In February 2005, Nokia introduced the S60 Platform 3rd Edition, aimed at supporting the platform's expansion into the mid range and catering to new segments such as multimedia and enterprise. By year end, S60 licensees had introduced a cumulative total of 34 smartphone models based on the platform, strengthening S60's position as the industry's number one smartphone platform. During the year, Nokia introduced 14 devices based on the Symbian OS, upon which the S60 platform is built.

Memberships in Forum Nokia, the world's largest mobile application developer community, passed the 2 million mark in May 2005. Forum Nokia estimated, in November 2005, that the total global revenue earned by third party developers from mobile Java applications running on device platforms from Nokia would be EUR 340 million in 2005 alone.

NOKIA IN MOBILE DEVICES IN 2005

In our Mobile Phones, Multimedia and Enterprise Solutions business groups, combined mobile device volumes were up 28% in 2005, compared to 2004, reaching 265 million units—a new annual volume record for Nokia. Market volume for the same period was estimated at 795 million units, an increase of 24%. Based on our preliminary market estimate, Nokia's market share grew to 33% in 2005, compared to 32% in 2004.

In smartphones, according to Nokia estimates, the total industry volume reached approximately 46.3 million units in 2005, compared to an estimated 20.6 million units in 2004. Nokia's own smartphone volumes in 2005 grew to 28.5 million units, compared to 11.8 million units in 2004. Nokia shipped more than 40 million mobile devices with an integrated music player in 2005.

Mobile Phones in 2005

During 2005, Mobile Phones introduced 41 new mobile device models, including 18 new CDMA phones. Of the new models, 32 were in the mid range or high end, while nine were at the entry level.

Launch highlights from 2005:

•
Nokia's first operator-specific designs, including the Nokia 6102 and Nokia 6234

•
Mobile Phones first 3G phones for the mass market: the Nokia 6280/6282 and Nokia 6233/6234

•
Mobile Phones first music phone: the Nokia 3250

•
The L'Amour fashion collection: the Nokia 7380, Nokia 7370 and Nokia 7360

The high end Nokia 6230 and Nokia 6230i were Nokia's highest revenue generating phones in 2005. These two products were also the industry's best selling devices in Europe during each month of the year. By the end of 2005, our combined cumulative volumes of the two devices had reached approximately 25 million units.

Multimedia in 2005

Multimedia's business continued to develop well in 2005, driven by growing demand for converged mobile devices with advanced imaging, music, web browsing and email functionality. Nokia became the global market leader in 3G/WCDMA devices during the year, as a result of high sales of products such as the Nokia 6680 and the Nokia 6630, as well as the Nokia N70 towards the end of 2005.

A key development during the year was the launch of the Nokia Nseries sub-brand and multimedia computer product category. In 2005, we announced six Nokia Nseries multimedia computer models, two of which began shipping during the year. Targeting early adopters and technology leaders, these advanced mobile devices include Carl Zeiss optics, megapixel cameras, multi-gigabyte memories, stereo sound, VHS resolution video and WLAN connectivity.

Other developments in 2005 include:

•
The launch of the Nokia 770 Internet Tablet, our first device in the new Internet Tablet category

•
The announcement of collaboration agreements with Yahoo!, Carl Zeiss, Microsoft, Bose, Harman Kardon, JBL and Sennheiser

•
The launch of the world's first DVB-H enabled mobile device, the Nokia N92

•
Cumulative deliveries of Nokia's Mobile Broadcast Solution server 3.0 reached 25 by year end

•
The announcement of plans to expand the N-Gage multiplayer gaming experience across a range of Nokia smartphones and Nokia Nseries devices

Enterprise Solutions in 2005

In 2005, the Nokia 9500 Communicator and Nokia 9300 enterprise smartphone began shipping in volumes. Nokia also began shipping both devices with BlackBerry Connect software, reaching more than 30 operators and distributors worldwide.

Enterprise Solutions made a number of announcements during the year, including:

•
The launch of the Nokia Business Center software solution

•
The pending acquisition of Intellisync

•
The launch of the Nokia Eseries devices

•
A licensing agreement for Microsoft Corp's ActiveSync to enable direct over-the-air synchronization between Nokia enterprise mobile devices and the Microsoft Exchange Server 2003

•
Plans to work closely with Cisco, OnRelay, and Avaya on enterprise options for mobile voice

NETWORKS IN 2005

During 2005, Networks announced 16 contracts in 3G/WCDMA, including agreements with 10 new customers. By year end, Nokia had supplied to a total of 44 of the 100 operators that had launched commercial 3G/WCDMA services to date. In the growing HSDPA market we announced seven deals, bringing Nokia's total HSDPA references to 20.

In GSM, EDGE and GPRS, we signed some 20 contracts in 2005. By year end, Nokia had delivered GSM/EDGE technology to more than 130 customers in nearly 70 countries, was a supplier to 45 of the 121 operators that had launched EDGE commercially, and had signed more than 50 contracts for EDGE.

In core networks, Nokia cemented its leadership in the 3GPP Release 4 mobile softswitch market, with 60 deals for the Nokia MSC Server System (MSS) during 2005. In the IP Multimedia Subsystem (IMS) market, Nokia won 11 commercial deals and trialed the solution with almost 20 operators. In GSM-based Push to Talk over Cellular, we won contracts with 24 new customers in 2005. In fixed-mobile convergence, we concluded agreements with 10 customers and launched our Voice over IP (VoIP) server.

Nokia's Services Business unit was created at the start of 2005, focusing on managed services, consulting and integration. By year end, Services accounted for more than 30 percent of Networks revenues, and major deals included a managed services contract with Bharti Tele-Ventures.

During 2005, Networks honed its business focus, selling its professional mobile radio business to EADS. We also entered new growth markets like Bangladesh and Vietnam, and established a new presence in countries such as Tunisia.

ACQUISITIONS AND DIVESTMENTS

In November 2005, Nokia announced the acquisition of Intellisync Corporation, a leader in platform-independent wireless messaging and mobile software. This acquisition is planned to position Nokia to deliver the industry's most complete offering for the development, deployment and management of mobility in the enterprise. The transaction is also planned to enhance Nokia's ability to respond to customer needs in this fast growing market. The acquisition is currently scheduled to be completed during the first quarter of 2006, subject to the approval of Intellisync shareholders and other customary closing conditions.

In September 2005, Nokia's Professional Mobile Radio business, including TETRA infrastructure and terminals, was acquired by and transferred to EADS.

CHANGES IN THE MANAGEMENT

The Board of Directors has released Mr. Jorma Ollila, Chairman and CEO, upon his request from his duties as the CEO and Chairman of the Group Executive Board effective June 1, 2006. Mr. Olli-Pekka Kallasvuo was appointed President and COO as of October 1, 2005 and President and CEO and Chairman of the Group Executive Board as of June 1, 2006. Mr. Pekka Ala-Pietilä, formerly President of Nokia and Head of Customer and Market Operations, resigned from the Group Executive Board and his position as President effective October 1, 2005.

PERSONNEL

The average number of personnel for 2005 was 56,896 (53,511 for 2004). At the end of 2005, Nokia employed 58,874 people worldwide (55,505 at year end 2004). In 2005, Nokia's personnel increased by a total of 3,369 employees (increase of 4,146 in 2004).

SHARES AND SHARE CAPITAL

In 2005, Nokia's share capital increased by EUR 7,514.40 as a result of the issue of 125,240 new shares upon exercise of stock options issued to personnel in 2003. As a result of the new share issues, Nokia received a total of EUR 1,659,743.60 in additional shareholders' equity in 2005. Effective April 22, 2005, a total of 230 million shares held by the company were cancelled pursuant to the shareholders' resolution taken at the Annual General Meeting on April 7, 2005. As a result of the cancellation, the share capital was reduced by the aggregate par value of the shares cancelled, EUR 13,800,000, which corresponded to less than 5% of the share capital of the company and the total voting rights at that time. The cancellation did not reduce the shareholders' equity. Neither the aforementioned issuances nor the cancellation of shares had any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

Nokia repurchased through its share repurchase plans a total of 315,010,000 shares on the Helsinki Exchange at an aggregate price of approximately EUR 4.265 billion during the period from January 28, 2005 to December 23, 2005. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorizations given by the Annual General Meetings of 2004 and 2005 to the Board. The aggregate par value of the shares purchased was EUR 18,900,600, representing approximately 7.10% of the share capital of the company and the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On December 31, 2005, Nokia and its subsidiary companies owned 261,511,283 Nokia shares. The shares had an aggregate par value of EUR 15,690,676.98, representing approximately 5.9% of the share capital of the company and the total voting rights.

The total number of shares at December 31, 2005 was 4,433,886,540. On December 31, 2005, Nokia's share capital was EUR 266,033,192.40.

OUTLOOK FOR THE FULL YEAR 2006

Nokia expects the mobile device market volume to grow more than 10% in 2006, from our preliminary estimate of approximately 795 million units in 2005. We also expect the device industry to experience value growth in 2006, but expect some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets. Nokia expects moderate growth in the mobile infrastructure market in euro terms in 2006. Nokia's goal is to increase its market share both in mobile devices and the infrastructure market, in order to build on its industry leading position.

DIVIDEND

Nokia's Board of Directors will propose a dividend of EUR 0.37 per share for 2005.

ANNUAL ACCOUNTS 2005

Consolidated Financial Statements according to IFRS

Consolidated Profit and Loss Accounts, IFRS

		Financial year ended December 31
	Notes	2005	2004 As revised	2003 As revised
		EURm	EURm	EURm
Net sales		34,191	29,371	29,533
Cost of sales		(22,209)	(18,179)	(17,325)

Gross profit		11,982	11,192	12,208
Research and development expenses		(3,825)	(3,776)	(3,788)
Selling and marketing expenses	7	(2,961)	(2,564)	(2,657)
Administrative and general expenses		(609)	(611)	(635)
Other income	8	285	343	300
Other expenses	8, 9	(233)	(162)	(384)
Customer finance impairment charges, net of reversals	9	—	—	226
Impairment of goodwill	9	—	—	(151)
Amortization of goodwill	11	—	(96)	(159)

Operating profit	3, 4, 5, 6, 7, 8, 9, 10, 11	4,639	4,326	4,960
Share of results of associated companies	34	10	(26)	(18)
Financial income and expenses	12	322	405	352

Profit before tax		4,971	4,705	5,294
Tax	13	(1,281)	(1,446)	(1,697)

Profit before minority interests		3,690	3,259	3,597
Minority interests		(74)	(67)	(54)

Profit attributable to equity holders of the parent		3,616	3,192	3,543

		2005	2004 As revised	2003 As revised
		EUR	EUR	EUR
Earnings per share	31
(for profit attributable to the equity holders of the parent)
Basic		0.83	0.69	0.74
Diluted		0.83	0.69	0.74
		2005	2004	2003
Average number of shares (000's shares)	31
Basic		4,365,547	4,593,196	4,761,121
Diluted		4,371,239	4,600,337	4,761,160

See Notes to Consolidated Financial Statements.

Consolidated Financial Statements according to IFRS

Consolidated Balance Sheets, IFRS

		December 31
	Notes	2005	2004 As revised
		EURm	EURm
ASSETS
Non-current assets
Capitalized development costs	14	260	278
Goodwill	14	90	90
Other intangible assets	14	211	209
Property, plant and equipment	15	1,585	1,534
Investments in associated companies	16	193	200
Available-for-sale investments	17	246	169
Deferred tax assets	27	692	623
Long-term loans receivable	18	63	—
Other non-current assets		7	58

		3,347	3,161
Current assets
Inventories	19, 21	1,668	1,305
Accounts receivable, net of allowances for doubtful accounts (2005: EUR 281 million, 2004: EUR 361 million)	20, 21	5,346	4,382
Prepaid expenses and accrued income	20	1,938	1,429
Other financial assets		89	595
Available-for-sale investments	17	—	255
Available-for-sale investments, liquid assets	17	6,852	9,085
Available-for-sale investments, cash equivalents	17, 35	1,493	1,367
Bank and cash	35	1,565	1,090

		18,951	19,508
Total assets		22,298	22,669

SHAREHOLDERS' EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	23	266	280
Share issue premium		2,458	2,366
Treasury shares, at cost		(3,616)	(2,022)
Translation differences		69	(126)
Fair value and other reserves	22	(176)	13
Retained earnings	25	13,154	13,720

		12,155	14,231
Minority interests		205	168

Total equity		12,360	14,399
Non-current liabilities	26
Long-term interest-bearing liabilities		21	19
Deferred tax liabilities	27	151	179
Other long-term liabilities		96	96

		268	294
Current liabilities
Short-term borrowings	28	377	215
Accounts payable		3,494	2,669
Accrued expenses	29	3,320	2,604
Provisions	30	2,479	2,488

		9,670	7,976
Total shareholders' equity and liabilities		22,298	22,669

See Notes to Consolidated Financial Statements.

Consolidated Financial Statements according to IFRS

Consolidated Cash Flow Statements, IFRS

		Financial year ended December 31
	Notes	2005	2004 As revised	2003 As revised
		EURm	EURm	EURm
Cash flow from operating activities
Profit attributable to equity holders of the parent		3,616	3,192	3,543
Adjustments, total	35	1,774	2,059	2,992
Profit attributable to equity holders of the parent before change in net working capital		5,390	5,251	6,535
Change in net working capital	35	(366)	241	(184)
Cash generated from operations		5,024	5,492	6,351
Interest received		353	204	256
Interest paid		(26)	(26)	(33)
Other financial income and expenses, net received		47	41	118
Income taxes paid		(1,254)	(1,368)	(1,440)
Net cash from operating activities		4,144	4,343	5,252
Cash flow from investing activities
Acquisition of Group companies		(92)	—	(7)
Purchase of current available-for-sale investments, liquid assets		(7,277)	(10,318)	(11,695)
Purchase of non-current available-for-sale investments		(89)	(388)	(282)
Purchase of shares in associated companies		(16)	(109)	(61)
Additions to capitalized development costs		(153)	(101)	(218)
Long-term loans made to customers		(56)	—	(97)
Proceeds from repayment and sale of long-term loans receivable		—	368	315
Proceeds from (+)/payment of (-) other long-term receivables		14	2	(18)
Proceeds from short-term loans receivable		182	66	63
Capital expenditures		(607)	(548)	(432)
Proceeds from disposal of shares in Group companies, net of disposed cash		5	1	—
Proceeds from disposal of shares in associated companies		18	—	—
Proceeds from disposal of businesses		95	—	—
Proceeds from maturities and sale of current available-for-sale investments, liquid assets		9,402	9,737	8,793
Proceeds from sale of current available-for-sale investments		247	587	—
Proceeds from sale of non-current available-for-sale investments		3	346	381
Proceeds from sale of fixed assets		167	6	19
Dividends received		1	22	24
Net cash from (used in) investing activities		1,844	(329)	(3,215)

		Financial year ended December 31
	Notes	2005	2004 As revised	2003 As revised
		EURm	EURm	EURm
Cash flow from financing activities
Proceeds from stock option exercises		2	—	23
Purchase of treasury shares		(4,258)	(2,648)	(1,355)
Proceeds from long-term borrowings		5	1	8
Repayment of long-term borrowings		—	(3)	(56)
Proceeds from (+)/repayment of (-) short-term borrowings		212	(255)	(22)
Dividends paid		(1,531)	(1,413)	(1,378)
Net cash used in financing activities		(5,570)	(4,318)	(2,780)
Foreign exchange adjustment		183	(23)	(146)
Net increase (+)/decrease (-) in cash and cash equivalents		601	(327)	(889)
Cash and cash equivalents at beginning of period		2,457	2,784	3,673

Cash and cash equivalents at end of period		3,058	2,457	2,784

Cash and cash equivalents comprise of:
Bank and cash		1,565	1,090	1,145
Current available-for-sale investments, cash equivalents	17, 38	1,493	1,367	1,639
		3,058	2,457	2,784

The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

See Notes to Consolidated Financial Statements.

Consolidated Financial Statements according to IFRS

Consolidated Statements of Changes in Shareholders' Equity, IFRS

	Number of shares	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Before minority interests	Minority interests	Total
	(000's)
Group, EURm
Balance at January 1, 2003	4,786,762	287	2,225	(20)	135	(7)	11,661	14,281	173	14,454

Impact of implementing IAS 39(R)						(21)	21

Revised balance at January 1, 2003	4,786,762	287	2,225	(20)	135	(28)	11,682	14,281	173	14,454

Tax benefit on stock options exercised			13					13		13
Translation differences					(375)			(375)	(33)	(408)
Net investment hedge gains					155			155		155
Cash flow hedges, net of tax(1)						10		10		10
Available-for-sale investments, net of tax						98		98		98
Other increase, net							40	40	8	48
Profit(1)							3,543	3,543	54	3,597
Total recognized income and expense		—	13	—	(220)	108	3,583	3,484	29	3,513
Share issue related to acquisitions	1,225		18					18		18
Stock options exercised	7,160	1	22					23		23
Stock options exercised related to acquisitions			(6)					(6)		(6)
Share-based compensation(1)(2)			41					41		41
Acquisition of treasury shares	(95,339)			(1,363)				(1,363)		(1,363)
Reissuance of treasury shares	460			10				10		10
Dividend							(1,340)	(1,340)	(38)	(1,378)
Total of other equity movements		1	75	(1,353)	—	—	(1,340)	(2,617)	(38)	(2,655)

Revised balance at December 31, 2003	4,700,268	288	2,313	(1,373)	(85)	80	13,925	15,148	164	15,312

Translation differences					(119)			(119)	(16)	(135)
Net investment hedge gains					78			78		78
Cash flow hedges, net of tax(1)						(1)		(1)		(1)
Available-for-sale investments, net of tax						(66)		(66)		(66)
Other decrease, net							(1)	(1)	(5)	(6)
Profit(1)							3,192	3,192	67	3,259
Total recognized income and expense		—	—	—	(41)	(67)	3,191	3,083	46	3,129
Stock options exercised	5	—	—							—
Stock options exercised related to acquisitions			(8)					(8)		(8)
Share-based compensation(1)(2)			53					53		53
Acquisition of treasury shares	(214,120)			(2,661)				(2,661)		(2,661)
Reissuance of treasury shares	788			14				14		14
Cancellation of treasury shares		(8)	8	1,998			(1,998)	—		—
Dividend							(1,398)	(1,398)	(42)	(1,440)
Total of other equity movements		(8)	53	(649)	—	—	(3,396)	(4,000)	(42)	(4,042)

Revised balance at December 31, 2004	4,486,941	280	2,366	(2,022)	(126)	13	13,720	14,231	168	14,399

(1)
2003 and 2004 financial statements have been revised to reflect the retrospective implementation of IFRS 2 and IAS 39(R). See Note 2.

	Number of shares	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Before minority interests	Minority interests	Total
	(000's)
Group, EURm
Revised balance at December 31, 2004	4,486,941	280	2,366	(2,022)	(126)	13	13,720	14,231	168	14,399
Tax benefit on stock options exercised			(2)					(2)		(2)
Translation differences					406			406	31	437
Net investment hedge gains					(211)			(211)		(211)
Cash flow hedges, net of tax						(132)		(132)		(132)
Available-for-sale investments, net of tax						(57)		(57)		(57)
Other decrease, net							(55)	(55)	1	(54)
Profit							3,616	3,616	74	3,690
Total recognized income and expense		—	(2)	—	195	(189)	3,561	3,565	106	3,671
Stock options exercised	125		2					2		2
Stock options exercised related to acquisitions			(1)					(1)		(1)
Share-based compensation(2)			79					79		79
Acquisition of treasury shares	(315,174)			(4,268)				(4,268)		(4,268)
Reissuance of treasury shares	484			10				10		10
Cancellation of treasury shares		(14)	14	2,664			(2,664)	—		—
Dividend							(1,463)	(1,463)	(69)	(1,532)
Total of other equity movements		(14)	94	(1,594)	—	—	(4,127)	(5,641)	(69)	(5,710)

Balance at December 31, 2005	4,172,376	266	2,458	(3,616)	69	(176)	13,154	12,155	205	12,360

(2)
Share-based compensation is shown net of deferred compensation recorded related to social security costs on share-based payments.

Dividends declared per share were EUR 0.37 for 2005 (EUR 0.33 for 2004 and EUR 0.30 for 2003), subject to shareholders' approval. See Notes to Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. Accounting principles

Basis of presentation

The consolidated financial statements of Nokia Corporation ("Nokia" or "the Group"), a Finnish limited liability company with domicile in Helsinki, are prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements are presented in millions of euros ("EURm"), except as noted, and are prepared under the historical cost convention, except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform with Finnish Accounting legislation.

As of January 1, 2005 the Group adopted IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Company. Prior to the adoption of IFRS 2, the Group did not recognize the financial effect of share-based payments until such payments were settled. In accordance with the transitional provisions of IFRS 2, the Standard has been applied retrospectively to all grants of shares, share options or other equity instruments that were granted after November 7, 2002 and that were not yet vested at the effective date of the standard.

As of January 1, 2005 the Group adopted IAS 39(R), Financial Instruments: Recognition and Measurement, which supersedes IAS 39 (revised 2000). Under IAS 39(R), hedge accounting is no longer allowed under Treasury Center foreign exchange netting. This change is retrospective for the Group as an existing IFRS user.

The comparative figures for 2004 and 2003 have been revised to reflect the adoption of IFRS 2 and IAS 39(R) and the effects are summarized in the consolidated statement of changes in shareholders' equity, and further information is disclosed in the accounting policies and in Notes to the consolidated financial statements.

The Group adopted IFRS 3, Business Combinations together with IAS 36(R), Impairment of Assets, and IAS 38(R), Intangible Assets, as of January 1, 2005, resulting in a change in the accounting policy for goodwill. Until December 31, 2004, goodwill was amortized on a straight line basis over its expected useful life over a period ranging from two to five years and assessed for an indication of impairment, periodically. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from January 1, 2005 for all acquisitions made prior to March 31, 2004. Accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From January 1, 2005, goodwill is assessed for impairment annually, and whenever there are indications of impairment. Under the transitional provisions of IFRS 3, this change in accounting policy was effective immediately for acquisitions made after March 31, 2004.

Consequent upon the adoption of IAS 21(R), The Effects of Changes in Foreign Exchange Rates, the Group has changed its accounting policy for the translation differences of goodwill arising on acquisitions of foreign companies made after January 1, 2005. Goodwill on acquisitions of foreign companies made prior to that is translated to euros at historical rates. In accordance with IAS 21(R), goodwill on acquisitions of foreign companies made after January 1, 2005, is translated into euros at closing rates.

The impacts of IFRS 3 and IAS 21(R) are prospective from January 1, 2005. The adoption of IFRS 3, IAS 21(R), IAS 36(R) and IAS 38(R) did not have any impact to the Group's financial position, results of operations or cash flows.

Principles of consolidation

The consolidated financial statements include the accounts of Nokia's parent company ("Parent Company"), and each of those companies in which it either owns, directly or indirectly through subsidiaries, over 50% of the voting rights, or over which it has control of their operating and financial policies. The Group's share of profits and losses of associated companies (generally 20% to 50% voting rights or over which the Group has significant influence) is included in the consolidated profit and loss account in accordance with the equity method of accounting.

All inter-company transactions are eliminated as part of the consolidation process. Minority interests are presented separately in arriving at the net profit and they are shown as a component of shareholders' equity in the consolidated balance sheet.

Profits realized in connection with the sale of fixed assets between the Group and associated companies are eliminated in proportion to share ownership. Such profits are deducted from the Group's equity and fixed assets and released in the Group accounts over the same period as depreciation is charged.

The companies acquired during the financial periods presented have been consolidated from the date on which control of the net assets and operations was transferred to the Group. Similarly the result of a Group company divested during an accounting period is included in the Group accounts only to the date of disposal.

Goodwill

Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the purchase cost over the fair value of assets less liabilities of acquired companies.

The Group assesses the carrying value of goodwill annually or, more frequently, if events or changes in circumstances indicate that such carrying value may not be recoverable. If such indication exists the recoverable amount is determined for the cash-generating unit, to which goodwill belongs. This amount is then compared to the carrying amount of the cash-generating unit and an impairment loss is recognized if the recoverable amount is less than the carrying amount. Impairment losses are recognized immediately in the profit and loss account.

Transactions in foreign currencies

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the dates of the individual transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the end of the accounting period, the unsettled balances on foreign currency receivables and liabilities are valued at the rates of exchange prevailing at the year-end. Foreign exchange gains and losses arising from balance sheet items, as well as fair value changes in the related hedging instruments, are reported in Financial Income and Expenses.

Foreign Group companies

In the consolidated accounts all items in the profit and loss accounts of foreign subsidiaries are translated into euro at the average foreign exchange rates for the accounting period. The balance sheets of foreign Group companies are translated into euro at the year-end foreign exchange rates with the exception of goodwill arising on the acquisition of a foreign company prior to the adoption of IAS 21 (revised 2004) as of January 1, 2005, which is translated to euro at historical rates. Differences resulting from the translation of profit and loss account items at the average rate and the balance sheet items at the closing rate are treated as an adjustment affecting consolidated shareholders' equity. On the disposal of all or part of a foreign Group company by sale, liquidation, repayment of share capital or abandonment, the cumulative amount or proportionate share of the translation difference is recognized as income or as expense in the same period in which the gain or loss on disposal is recognized.

Fair valuing principles

Financial assets and liabilities

Under IAS 39(R), the Group classifies its investments in marketable debt and equity securities and investments in unlisted equity securities into the following categories: held-to-maturity, trading, or available-for-sale depending on the purpose for acquiring the investments as well as ongoing intentions. All investments of the Group are currently classified as available-for-sale. Available-for-sale investments are fair valued by using quoted market rates, discounted cash flow analyses and other appropriate valuation models at the balance sheet date. Certain unlisted equities for which fair values cannot be measured reliably are reported at cost less impairment. All purchases and sales of investments are recorded on the trade date, which is the date that the Group commits to purchase or sell the asset.

The fair value changes of available-for-sale investments are recognized in shareholders' equity. When the investment is disposed of, the related accumulated fair value changes are released from shareholders' equity and recognized in the profit and loss account. The weighted average method is used when determining the cost-basis of publicly listed equities being disposed of. FIFO (First-in First-out) method is used to determine the cost basis of fixed income securities being disposed of. An impairment is recorded when the carrying amount of an available-for-sale investment is greater than the estimated fair value and there is objective evidence that the asset is impaired. The cumulative net loss relating to that investment is removed from equity and recognized in the profit and loss account for the period. If, in a subsequent period, the fair value of the investment increases and the increase can be objectively related to an event occurring after the loss was recognized, the loss is reversed, with the amount of the reversal included in the profit and loss account.

The fair values of other financial assets and financial liabilities are assumed to approximate their carrying values, either because of their short maturities, or their fair values cannot be measured reliably.

Derivatives

Fair values of forward rate agreements, interest rate options, futures contracts and exchange traded options are calculated based on quoted market rates at the balance sheet date. Interest rate and currency swaps are valued by using discounted cash flow analyses. The changes in the fair values of these contracts are reported in the profit and loss account.

Fair values of cash settled equity derivatives are calculated by revaluing the contract at year-end quoted market rates. Changes in fair value are reported in the profit and loss account.

Forward foreign exchange contracts are valued at the market forward exchange rates. Changes in fair value are measured by comparing these rates with the original contract forward rate. Currency options are valued at the balance sheet date by using the Garman & Kohlhagen option valuation model. Changes in the fair value on these instruments are reported in the profit and loss account except to the extent they qualify for hedge accounting.

Embedded derivatives are identified and monitored in the Group and fair valued at the balance sheet date. In assessing the fair value of embedded derivatives the Group uses a variety of methods, such as option pricing models and discounted cash flow analysis, and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value changes are reported in the profit and loss account.

Hedge accounting

Hedging of anticipated foreign currency denominated sales and purchases

The Group applies hedge accounting for "Qualifying hedges". Qualifying hedges are those properly documented cash flow hedges of the foreign exchange rate risk of future anticipated foreign currency denominated sales and purchases that meet the requirements set out in IAS 39(R). The cash flow being hedged must be "highly probable" and must ultimately impact the profit and loss account. The hedge must be highly effective both prospectively and retrospectively.

The Group claims hedge accounting in respect of certain forward foreign exchange contracts and options, or option strategies, which have zero net premium or a net premium paid, and where the critical terms of the bought and sold options within a collar or zero premium structure are the same and where the nominal amount of the sold option component is no greater than that of the bought option.

For qualifying foreign exchange forwards the change in fair value that reflects the change in spot exchange rates is deferred in shareholders' equity to the extent that the hedge is effective. For qualifying foreign exchange options, or option strategies, the change in intrinsic value is deferred in shareholders' equity to the extent that the hedge is effective. In all cases the ineffective portion is recognized immediately in the profit and loss account. Hedging costs, either expressed as the change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates for forward foreign exchange contracts, or changes in the time value for options, or options strategies, are recognized within other operating income or expenses.

Accumulated fair value changes from qualifying hedges are released from shareholders' equity into the profit and loss account as adjustments to sales and cost of sales, in the period when the hedged cash flow affects the profit and loss account. If the hedged cash flow is no longer expected to take place, all deferred gains or losses are released into the profit and loss account as adjustments to sales and cost of sales, immediately. If the hedged cash flow ceases to be highly probable, but is still expected to take place, accumulated gains and losses remain in equity until the hedged cash flow affects the profit and loss account.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39(R) are recognized immediately in the profit and loss account. The fair value changes of derivative instruments that directly relate to normal business operations are recognized within other operating income and expenses. The fair value changes from all other derivative instruments are recognized in financial income and expenses.

Foreign currency hedging of net investments

The Group also applies hedge accounting for its foreign currency hedging on net investments. Qualifying hedges are those properly documented hedges of the foreign exchange rate risk of foreign currency-denominated net investments that meet the requirements set out in IAS 39(R). The hedge must be effective both prospectively and retrospectively.

The Group claims hedge accounting in respect of forward foreign exchange contracts, foreign currency-denominated loans, and options, or option strategies, which have zero net premium or a net premium paid, and where the terms of the bought and sold options within a collar or zero premium structure are the same.

For qualifying foreign exchange forwards the change in fair value that reflects the change in spot exchange rates is deferred in shareholders' equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in the profit and loss account within financial income and expenses. For qualifying foreign exchange options the change in intrinsic value is deferred in shareholders' equity. Changes in the time value are at all times taken directly to the profit and loss account within financial income and expenses. If a foreign currency-denominated loan is used as a hedge, all foreign exchange gains and losses arising from the transaction are recognized in shareholders' equity.

Accumulated fair value changes from qualifying hedges are released from shareholders' equity into the profit and loss account only if the legal entity in the given country is sold, liquidated, repays its share capital or is abandoned.

Revenue recognition

Sales from the majority of the Group are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. An immaterial part of the revenue from products sold through distribution channels is recognized when the reseller or distributor sells the products to the end users. The Group records reductions to revenue for special pricing agreements, price protection and other volume based discounts.

In addition, sales and cost of sales from contracts involving solutions achieved through modification of complex telecommunications equipment are recognized on the percentage of completion method when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and the costs to complete the contract can be estimated reliably, it is probable that the economic benefits associated with the contract will flow to the Group and the stage of contract completion can be measured. When the Group is not able to meet those conditions, the policy is to recognize revenues only equal to costs incurred to date, to the extent that such costs are expected to be recovered.

Completion is measured by reference to cost incurred to date as a percentage of estimated total project costs, the cost-to-cost method.

The percentage of completion method relies on estimates of total expected contract revenue and costs, as well as dependable measurement of the progress made towards completing a particular project. Recognized revenues and profits are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. The cumulative impact of a revision in estimates is recorded in the period such revisions become likely and estimable. Losses on projects in progress are recognized in the period they become likely and estimable.

The Group's customer contracts may include the provision of separately identifiable components of a single transaction, for example the construction of a network solution and subsequent network maintenance services. Accordingly, for these arrangements, revenue recognition requires proper identification of the components of the transaction and evaluation of their commercial effect in order to reflect the substance of the transaction. If the components are considered separable, revenue is allocated across the identifiable components based upon relative fair values.

All the Group's material revenue streams are recorded according to the above policies.

Shipping and handling costs

The costs of shipping and distributing products are included in cost of sales.

Research and development

Research and development costs are expensed as they are incurred, except for certain development costs, which are capitalized when it is probable that a development project will generate future economic benefits, and certain criteria, including commercial and technical feasibility, have been met. Capitalized development costs, comprising direct labor and related overhead, are amortized on a systematic basis over their expected useful lives between two and five years.

Capitalized development costs are subject to regular assessments of recoverability based on anticipated future revenues, including the impact of changes in technology. Unamortized capitalized development costs determined to be in excess of their recoverable amounts are expensed immediately.

Other intangible assets

Expenditures on acquired patents, trademarks and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years. Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down to its recoverable amount. Costs of software licenses associated with internal-use software are capitalized. These costs are included within other intangible assets and are amortized over a period not to exceed three years.

Pensions

The Group companies have various pension schemes in accordance with the local conditions and practices in the countries in which they operate. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations.

The Group's contributions to defined contribution plans and to multi-employer and insured plans are charged to the profit and loss account in the period to which the contributions relate.

For defined benefit plans, principally the reserved portion of the Finnish TEL system, pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the service cost over the service lives of employees. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates on government securities that have terms to maturity approximating the terms of the related liabilities. Actuarial gains and losses outside the corridor are recognized over the average remaining service lives of employees.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and constructions	20–33 years
Production machinery, measuring and test equipment	1–3 years
Other machinery and equipment	3–10 years

Land and water areas are not depreciated.

Maintenance, repairs and renewals are generally charged to expense during the financial period in which they are incurred. However, major renovations are capitalized and included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset. Leasehold improvements are depreciated over the lease term or useful life, whatever is shorter.

Gains and losses on the disposal of fixed assets are included in operating profit/loss.

Leases

The Group has entered into various operating leases, the payments under which are treated as rentals and charged to the profit and loss account on a straight-line basis over the lease terms.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using standard cost, which approximates actual cost, on a first in first out (FIFO) basis. Net realizable value is the amount that can be realized from the sale of the inventory in the normal course of business after allowing for the costs of realization.

In addition to the cost of materials and direct labor, an appropriate proportion of production overheads are included in the inventory values.

An allowance is recorded for excess inventory and obsolescence.

Accounts receivable

Accounts receivable are carried at the original invoice amount to customers less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts, which includes an analysis of historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms. Bad debts are written off when identified.

Cash and cash equivalents

Bank and cash consist of cash at bank and in hand. Cash equivalents consist of highly liquid available-for-sale investments purchased with remaining maturities at the date of acquisition of three months or less.

Short-term Investments

The Group considers all highly liquid marketable securities purchased with maturity at acquisition of more than three months as short-term investments. They are included in current available-for-sale investments, liquid assets, in the balance sheet.

Borrowings

Borrowings are classified as loans and are recognized initially at an amount equal to the proceeds received, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the profit and loss account over the period of the borrowings.

Loans to customers

Loans to customers are recorded at amortized cost. Loans are subject to regular and thorough review as to their collectibility and as to available collateral; in the event that any loan is deemed not fully recoverable, provision is made to reflect the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loans to customers is accrued monthly on the principal outstanding at the market rate on the date of financing and is included in other operating income.

Income taxes

Current taxes are based on the results of the Group companies and are calculated according to local tax rules.

Deferred tax assets and liabilities are determined, using the liability method, for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used in the determination of deferred income tax.

Under this method the Group is required, in relation to an acquisition, to make provision for deferred taxes on the difference between the fair values of the net assets acquired and their tax bases.

The principal temporary differences arise from intercompany profit in inventory, warranty and other provisions, untaxed reserves and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement would be recognized as an asset but only when the reimbursement is virtually certain.

The Group recognizes the estimated liability to repair or replace products still under warranty at the balance sheet date. The provision is calculated based on historical experience of the level of repairs and replacements.

The Group recognizes the estimated liability for non-cancellable purchase commitments for inventory in excess of forecasted requirements at each balance sheet date.

The Group recognizes a provision for the estimated future settlements related to asserted and unasserted Intellectual Property Rights (IPR) infringements, based on the probable outcome of each case as of each balance sheet date.

The Group recognizes a provision for pension and other social costs on unvested equity instruments based upon local statutory law, net of deferred compensation, which is recorded as a component of shareholders equity. The provision is considered as a cash-settled share-based payment and is measured by reference to the fair value of the equity benefits provided, and the amount of the provision is adjusted to reflect the changes in the Nokia share price. The Group recognizes a provision for prior year tax contingencies based upon the estimated future settlement amount at each balance sheet date.

Share-based compensation

The Group has three types of equity settled share based compensation schemes for employees: stock options, performance shares and restricted shares. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of any non-market vesting conditions. Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive. On a regular basis the Group reviews the assumptions made and revises its estimates of the number of performance shares that are expected to be settled, where necessary. Share-based compensation is recognized as an expense in the profit and loss account over the service period. When stock options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

Dividends

Dividends proposed by the Board of Directors are not recorded in the financial statements until they have been approved by the shareholders at the Annual General Meeting.

Earnings per share

The Group calculates both basic and diluted earnings per share in accordance with IAS 33, Earnings per share, (IAS 33). Under IAS 33, basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

Use of estimates

The preparation of financial statements in conformity with IFRS requires the application of judgment by management in selecting appropriate assumptions for calculating financial estimates,

which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Set forth below are areas requiring significant judgment and estimation that may have an impact on reported results and the financial position.

Revenue recognition

Sales from the majority of the Group are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Current sales may materially change if management's assessment of such criteria was determined to be inaccurate.

Revenue from contracts involving solutions achieved through modification of complex telecommunications equipment is recognized on the percentage of completion basis when the outcome of the contract can be estimated reliably. Recognized revenues and profits are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. Current sales and profit estimates for projects may materially change due to the early stage of a long-term project, new technology, changes in the project scope, changes in costs, changes in timing, changes in customers' plans, realization of penalties, and other corresponding factors.

Customer financing

The Group has provided a limited amount of customer financing and agreed extended payment terms with selected customers. Should the actual financial position of the customers or general economic conditions differ from assumptions, the ultimate collectibility of such financings and trade credits may be required to be re-assessed, which could result in a write-off of these balances and thus negatively impact profits in future periods.

Allowances for doubtful accounts

The Group maintains allowances for doubtful accounts for estimated losses resulting from the subsequent inability of customers to make required payments. If the financial conditions of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods.

Inventory-related allowances

The Group periodically reviews inventory for excess amounts, obsolescence and declines in market value below cost and records an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for products. Possible changes in these estimates could result in revisions to the valuation of inventory in future periods.

Warranty provisions

The Group provides for the estimated cost of product warranties at the time revenue is recognized. The Group's warranty provision is established based upon best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As new products incorporating complex technologies are continuously introduced, and as local laws, regulations and practices may change, changes in these estimates could result in additional allowances or changes to recorded allowances being required in future periods.

Provision for intellectual property rights, or IPR, infringements

The Group provides for the estimated future settlements related to asserted and unasserted IPR infringements based on the probable outcome of each infringement. IPR infringement claims can last for varying periods of time, resulting in irregular movements in the IPR infringement provision. The ultimate outcome or actual cost of settling an individual infringement may materially vary from estimates.

Legal contingencies

Legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against the Group. Provisions are recorded for pending litigation when it is determined that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

Capitalized development costs

The Group capitalizes certain development costs when it is probable that a development project will generate future economic benefits and certain criteria, including commercial and technical feasibility, have been met. Should a product fail to substantiate its estimated feasibility or life cycle, material development costs may be required to be written off in future periods.

Valuation of long-lived and intangible assets and goodwill

The Group assesses the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors that trigger an impairment review include underperformance relative to historical or projected future results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Amounts estimated could differ materially from what will actually occur in the future.

Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, unlisted equities, currency options and embedded derivatives) are determined using valuation techniques. The Group uses judgment to select an appropriate valuation methodology as well as underlying assumptions based on existing market practice and conditions. Changes in these assumptions may cause the Group to recognize impairments or losses in future periods.

Deferred taxes

Management judgment is required in determining provisions for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. If the final outcome of these matters differs from the amounts initially recorded, differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Pensions

The determination of pension benefit obligation and expense for defined benefit pension plans is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of plan assets is invested in equity securities which are subject to equity market volatility. Changes in assumptions may materially affect the pension obligation and future expense.

Share-based compensation

The Group has various types of equity settled share-based compensation schemes for employees. Fair value of stock options is based on certain assumptions, including, among others, expected volatility and expected life of the options. Non-market vesting conditions attached to performance shares are included in assumptions about the number of shares that the employee will ultimately receive relating to projections of sales and earnings per share. Significant differences in equity market performance, employee option activity and the Group's projected and actual sales and earnings per share performance, may materially affect future expense.

New IFRS standards and revised IAS standards

In August 2005, the IASB issued IFRS 7, Financial Instruments: Disclosures, which will supersede all disclosure requirements addressed earlier in IAS 32, Financial Instruments: Recognition and Measurement, and includes a comprehensive set of qualitative and quantitative disclosures on risk exposures from all financial instruments. IFRS 7 is effective for fiscal years beginning on or after January 1, 2007. The Group does not expect the adoption of this standard to have a material impact on the disclosures as it has also in the past disclosed qualitative and quantitative information on risk exposures.

In December 2004, the IASB issued Amendment to IAS 19 Employee Benefits—Actuarial Gains and Losses, Group Plans and Disclosures, which introduces the option of an alternative recognition approach for actuarial gains and losses. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts. The Group will apply this amendment from annual periods beginning January 1, 2006.

2. Adoption of IFRS 2 and IAS 39(R)

 The comparative figures for 2004 and 2003 have been revised to reflect the adoption of IFRS 2 and IAS 39(R) and the effects are summarized as follows:

	2004			2003
	IFRS 2	IAS 39(R)	Total	IFRS 2	IAS 39(R)	Total
	EURm	EURm	EURm	EURm	EURm	EURm
Increase in net sales	—	104	104	—	78	78
Increase in cost of sales	—	(46)	(46)	—	(88)	(88)
Increase in research and development expenses	(43)	—	(43)	(28)	—	(28)
Increase in selling and marketing expenses	(12)	—	(12)	(8)	—	(8)
Increase in administrative and general expenses	(7)	—	(7)	(5)	—	(5)
Increase (-)/decrease (+) in tax expense	2	(13)	(11)	—	2	2
Increase (+)/decrease (-) in profit attributable to equity holders of the parent	(60)	45	(15)	(41)	(8)	(49)
Decrease in accrued expenses	(2)	—	(2)	—	—	—
Increase in provisions	9	—	9	—	—	—
Increase in share issue premium	94	—	94	41	—	41
Decrease in fair value and other reserves	—	(56)	(56)	—	(12)	(12)
	2004			2003
	IFRS 2	IAS 39(R)	Total	IFRS 2	IAS 39(R)	Total
	EUR	EUR	EUR	EUR	EUR	EUR
Decrease in basic earnings per share	(0.01)	0.00	(0.01)	(0.01)	0.00	(0.01)
Decrease in diluted earnings per share	(0.01)	0.00	(0.01)	(0.01)	0.00	(0.01)

3. Segment information

 Nokia is organized on a worldwide basis into four primary business segments: Mobile Phones; Multimedia; Enterprise Solutions; and Networks. Nokia's reportable segments represent the strategic business units that offer different products and services for which monthly financial information is provided to the Board.

Mobile Phones connects people by providing expanding mobile voice and data capabilities across a wide range of mobile devices.

Multimedia brings connected mobile multimedia experiences to consumers in the form of advanced mobile devices and applications.

Enterprise Solutions offers businesses and institutions a broad range of products and solutions, including enterprise-grade mobile devices, underlying security infrastructure, software and services.

Networks provides network infrastructure, communications and networks service platforms as well as professional services to operators and service providers.

In addition to the four business groups, the Group's organization has two horizontal units to support the mobile device business groups, increase operational efficiency and competitiveness, and to take advantage of economies of scale: Customer and Market Operations and Technology Platforms. The horizontal groups are not separate reporting entities, but their costs are carried mainly by the mobile device business groups, which comprises of Mobile Phones, Multimedia and Enterprise Solutions, with the balance included in Common Group Functions. The costs and revenues as well as assets and liabilities of the horizontal groups are allocated to the mobile device business groups on a symmetrical basis; with any amounts not so allocated included in Common Group Functions. Common Group Functions consists of common research and general Group functions.

The accounting policies of the segments are the same as those described in Note 1. Nokia accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices. Nokia evaluates the performance of its segments and allocates resources to them based on operating profit.

No single customer represents 10% or more of Group revenues.

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Total reportable segments	Common Group Functions	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
2005
Profit and Loss Information
Net sales to external customers	20,811	5,979	839	6,556	34,185	6		34,191
Net sales to other segments	—	2	22	1	25	(6)	(19)	—
Depreciation and amortization	247	83	22	241	593	119		712
Impairment and customer finance charges	—	36	—	—	36	30		66
Operating profit/(loss)	3,598	836	(258)	855	5,031	(392)		4,639
Share of results of associated companies	—	—	—	—	—	10		10
Balance Sheet Information
Capital expenditures(1)	273	77	24	102	476	131		607
Segment assets(2)	4,355	1,374	202	3,437	9,368	1,135	(53)	10,450
of which:
Investments in associated companies	—	—	—	—	—	193		193
Unallocated assets(3)								11,848

Total assets								22,298

Segment liabilities(4)	4,772	1,505	315	1,607	8,199	241	(156)	8,284
Unallocated liabilities(5)								1,654

Total liabilities								9,938

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Total reportable segments	Common Group Functions	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
2004, As revised
Profit and Loss Information
Net sales to external customers	18,443	3,653	815	6,431	29,342	29		29,371
Net sales to other segments	78	23	24	—	125	(29)	(96)	—
Depreciation and amortization	306	77	23	314	720	148		868
Impairment and customer finance charges	—	—	—	115	115	11		126
Operating profit/(loss)	3,786	175	(210)	884	4,635	(309)		4,326
Share of results of associated companies	—	—	—	—	—	(26)		(26)
Balance Sheet Information
Capital expenditures(1)	279	67	18	91	455	93		548
Segment assets(2)	3,758	787	210	3,055	7,810	1,142	(12)	8,940
of which:
Investments in associated companies	—	—	—	—	—	200		200
Unallocated assets(3)								13,729

Total assets								22,669

Segment liabilities(4)	4,114	934	271	1,574	6,893	170	(12)	7,051
Unallocated liabilities(5)								1,219

Total liabilities								8,270

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Total reportable segments	Common Group Functions	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
2003, As revised
Profit and Loss Information
Net sales to external customers	20,851	2,523	513	5,635	29,522	11		29,533
Net sales to other segments	125	8	27	—	160	(11)	(149)	—
Depreciation and amortization	378	55	10	520	963	175		1,138
Impairment and customer finance charges	—	—	—	200	200	40		240
Operating profit/(loss)	5,893	(196)	(143)	(216)	5,338	(378)		4,960
Share of results of associated companies	—	—	—	—	—	(18)		(18)

(1)
Including goodwill and capitalized development costs, capital expenditures in 2005 amount to EUR 760 million (EUR 649 million in 2004). The goodwill and capitalized development costs consist of EUR 31 million in 2005 (EUR 11 million in 2004) for Mobile Phones, EUR 16 million in 2005 (EUR 3 million in 2004) for Multimedia, EUR 5 million in 2005 (EUR 1 million in 2004) for Enterprise Solutions, EUR 93 million in 2005 (EUR 83 million in 2004) for Networks and EUR 8 million in 2005 (EUR 3 million in 2004) for Common Group Functions.

(2)
Comprises intangible assets, property, plant and equipment, investments, inventories and accounts receivable as well as prepaid expenses and accrued income except those related to interest and taxes.

(3)
Unallocated assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses and accrued income. Tax related prepaid expenses and accrued income, and deferred tax assets amount to EUR 1,127 million in 2005 (EUR 826 million in 2004).

(4)
Comprises accounts payable, accrued expenses and provisions except those related to interest and taxes.

(5)
Unallocated liabilities include non-current liabilities and short-term borrowings as well as interest and tax related prepaid income, accrued expenses and provisions. Tax related prepaid income and accrued expenses, and deferred tax liabilities amount to EUR 433 million in 2005 (EUR 246 million in 2004).

	2005	2004 As revised	2003 As revised
	EURm	EURm	EURm
Net sales to external customers by geographic area by location of customer
Finland	331	457	426
China	3,403	2,660	2,013
USA	2,743	3,415	4,475
Great Britain	2,405	2,261	2,693
India	2,022	1,369	1,064
Germany	1,982	1,730	2,297
Other	21,305	17,479	16,565

Total	34,191	29,371	29,533

	2005	2004
	EURm	EURm
Segment assets by geographic area
Finland	3,619	3,429
China	1,120	880
USA	1,437	1,025
Great Britain	437	502
India	416	225
Germany	390	353
Other	3,031	2,526

Total	10,450	8,940

	2005	2004	2003
	EURm	EURm	EURm
Capital expenditures by market area
Finland	259	216	160
China	93	57	53
USA	74	80	49
Great Britain	12	5	9
India	31	3	2
Germany	26	20	17
Other	112	167	142

Total(1)	607	548	432

(1)
Including goodwill and capitalized development costs, capital expenditures amount to EUR 760 million in 2005 (EUR 649 million in 2004 and EUR 670 million in 2003). The goodwill and capitalized development costs in 2005 consist of EUR 0 million in USA (EUR 0 million in USA in 2004 and EUR 20 million in USA in 2003) and EUR 153 million in other areas (EUR 101 million in 2004 and EUR 218 million in 2003).

4. Percentage of completion

 Contract sales recognized under the cost-to-cost method of percentage of completion accounting were EUR 5,520 million in 2005 (EUR 5,197 million in 2004 and EUR 4,807 million in 2003). Billings in advance of contract revenues, included in prepaid income under accrued expenses, were EUR 148 million at December 31, 2005 (EUR 185 million in 2004 and EUR 195 million in 2003). Contract revenues recorded prior to billings, included in accounts receivable, were EUR 0 million at December 31, 2005 (EUR 80 million in 2004 and EUR 665 million in 2003).

5. Personnel expenses

	2005	2004 As revised	2003 As revised
	EURm	EURm	EURm
Wages and salaries	3,127	2,805	2,501
Share-based compensation expense, total	104	62	41
Pension expenses, net	252	253	184
Other social expenses	394	372	341

Personnel expenses as per profit and loss account	3,877	3,492	3,067

Share based compensation expense includes pension and other social costs of EUR 9 million in 2005 (EUR 2 million in 2004 and EUR 0 million in 2003) based upon the related employee benefit charge recognized during the year.

The net of tax share-based compensation expense amounted to EUR 82 million in 2005 (EUR 60 million in 2004 and EUR 41 million in 2003).

Pension expenses, comprised of multi-employer, insured and defined contribution plans were EUR 206 million in 2005 (EUR 192 million in 2004 and EUR 146 million in 2003).

	2005	2004	2003
Average personnel
Mobile Phones	2,647	2,853
Multimedia	2,750	2,851
Enterprise Solutions	2,185	2,167
Networks	17,676	15,463
Common Group Functions	31,638	30,177

Nokia Group	56,896	53,511	51,605

6. Pensions

 The most significant pension plans are in Finland and are comprised of the Finnish state TEL system with benefits directly linked to employee earnings. These benefits are financed in two distinct portions. The majority of benefits are financed by contributions to a central pool with the majority of the contributions being used to pay current benefits. The other part comprises reserved benefits which are pre-funded through the trustee-administered Nokia Pension Foundation. The pooled portion of the TEL system is accounted for as a defined contribution plan and the reserved portion as a defined benefit plan. The foreign plans include both defined contribution and defined benefit plans.

Effective on January 1, 2005, the Finnish TEL system was reformed. The most significant change that has an impact on the Group's future financial statements is that pensions accumulated after 2005 are calculated on the earnings during the entire working career, not only on the basis of the last few years of employment as provided by the old rules. An increase to the rate at which pensions accrue led to a past service cost of EUR 5 million in 2004, which will be recognized over employees' future working life.

As a result of the changes in the TEL system, which increased the Group's obligation in respect of ex employees and reduced the obligation in respect of recent recruits, a change in the liability has been recognised to cover future disability pensions. In 2005, to compensate the Group for the additional liability in respect of ex-employees assets of EUR 24 million were transferred from the pooled part of the pension system to cover future disability pensions inside Nokia Pension Foundation. As this transfer of assets is effectively a reduction of the obligation to the pooled premium, it has been accounted for as a credit to the profit and loss account during 2005.

The amounts recognized in the balance sheet relating to single employer defined benefit schemes are as follows:

	2005		2004
	Domestic Plans	Foreign Plans	Domestic Plans	Foreign Plans
	EURm	EURm	EURm	EURm
Fair value of plan assets	904	372	768	303
Present value of obligations	(890)	(495)	(727)	(398)

Surplus/(Deficit)	14	(123)	41	(95)
Unrecognized net actuarial losses	128	105	93	82
Unrecognized past service cost	3	—	5	—

Prepaid/(Accrued) pension cost in balance sheet	145	(18)	139	(13)

Present value of obligations include EUR 35 million (EUR 36 million in 2004) of unfunded obligations.

The amounts recognized in the profit and loss account are as follows:

	2005	2004	2003
	EURm	EURm	EURm
Current service cost	69	62	54
Interest cost	58	56	46
Expected return on plan assets	(64)	(56)	(55)
Net actuarial losses recognized in year	9	—	3
Past service cost gain (-) loss (+)	1	(1)	—
Transfer from central pool	(24)	—	—
Curtailment	(3)	—	(10)

Total, included in personnel expenses	46	61	38

Movements in prepaid pension costs recognized in the balance sheet are as follows:

	2005		2004
	EURm		EURm
Prepaid pension costs at beginning of year	126		79
Net income (expense) recognized in the profit and loss account	(46)		(61)
Contributions paid	46		108
Foreign exchange	1		—

Prepaid pension costs at end of year	127	*	126	*

*
Included within prepaid expenses and accrued income.

The principal actuarial weighted average assumptions used were as follows:

	2005		2004
	Domestic	Foreign	Domestic	Foreign
	%	%	%	%
Discount rate for determining present values	4.20	4.55	4.75	5.00
Expected long-term rate of return on plan assets	4.44	5.49	5.00	5.31
Annual rate of increase in future compensation levels	3.50	3.91	3.50	3.82
Pension increases	2.00	2.55	2.00	2.38

The prepaid pension cost above is made up of a prepayment of EUR 207 million (EUR 202 million in 2004) and an accrual of EUR 80 million (EUR 76 million in 2004).

The domestic pension plans' assets include Nokia securities with fair values of EUR 6 million in 2005 (EUR 4 million in 2004).

The foreign pension plan assets include a self investment through a loan provided to Nokia by the Group's German pension fund of EUR 62 million (EUR 62 million in 2004). See Note 34.

The actual return on plan assets was EUR 147 million in 2005 (EUR 83 million in 2004).

7. Advertising and promotional expenses

 The Group expenses advertising and promotion costs as incurred. Advertising and promotional expenses were EUR 1,481 million in 2005 (EUR 1,144 million in 2004 and EUR 1,414 million in 2003).

8. Other operating income and expenses

 Other operating income for 2005 includes a gain of EUR 61 million relating to the divestiture of the Group's Tetra business, a EUR 18 million gain related to the partial sale of a minority investment (see Note 16) and a EUR 45 million gain related to qualifying sales and leaseback transactions for real estate. In 2005, Enterprise Solutions recorded a charge of EUR 29 million for personnel expenses and other costs in connection with a restructuring taken in light of general downturn in market conditions, which were fully paid during 2005.

Other operating income for 2004 includes a gain of EUR 160 million representing the premium return under a multi-line, multi-year insurance program, which expired during 2004. The return was due to our low claims experience during the policy period.

Other operating income for 2003 includes a gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd. In 2003, Networks recorded a charge of EUR 80 million for personnel expenses and other costs in connection with the restructuring taken in light of general downturn in market conditions, of which EUR 15 million was paid during 2003.

9. Impairment

2005	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Group
	EURm	EURm	EURm	EURm	EURm	EURm
Impairment of available-for-sale investments	—	—	—	—	30	30

Total, net	—	—	—	—	30	30

2004
Impairment of available-for-sale investments	—	—	—	—	11	11
Impairment of capitalized development costs	—	—	—	115	—	115

Total, net	—	—	—	115	11	126

2003
Customer finance impairment charges, net of reversals	—	—	—	(226)	—	(226)
Impairment of goodwill	—	—	—	151	—	151
Impairment of available-for-sale investments	—	—	—	—	27	27
Impairment of capitalized development costs	—	—	—	275	—	275

Total, net	—	—	—	200	27	227

During 2004, the Group recorded an impairment charge of EUR 65 million of capitalized development costs due to the abandonment of FlexiGateway and Horizontal Technology modules. In addition, an impairment charge of EUR 50 million was recorded on WCDMA radio access network program due to changes in market outlook. The impairment loss was determined as the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount for WCDMA radio access network was derived from the discounted cash flow projections, which cover the estimated life of the WCDMA radio access network current technology, using a discount rate of 15%. The impaired technologies were part of Networks business group.

Relating to restructuring at Networks, the Group recorded a EUR 206 million impairment of capitalized development costs in 2003 relating to the WCDMA 3G systems. In 2003, Nokia also recorded a EUR 26 million and EUR 43 million impairment of capitalized development costs relating to FlexiGateway and Metrosite systems, respectively. The impairment losses were determined as the difference between the carrying amount of the asset and its recoverable amount. In determining the recoverable amount, the Group calculated the present value of estimated discounted future cash flows, using a 15% discount rate for WCDMA and FlexiGateway and 12% discount rate for Metrosite, expected to arise from the continuing use of the asset and from its disposal at the end of its useful life.

The impairment charge recorded in 2002 relating to Mobilcom was substantially reversed in 2003 by EUR 226 million as a result of the company receiving repayment of the Mobilcom loans receivables in the form of subordinated convertible perpetual bonds of France Telecom. See Notes 12, 17 and 22.

The Group has evaluated the carrying value of goodwill arising from certain acquisitions by determining if the carrying values of the net assets of the cash generating unit to which the goodwill belongs exceeds the recoverable amounts of that unit. In 2003, in the Networks business, the Group recorded an impairment charge of EUR 151 million on goodwill related to the acquisition of Amber Networks. The recoverable amount for Amber Networks was derived from the value in use discounted cash flow projections, which cover the estimated life of the Amber platform technology, using a discount rate of 15%. The impairment was a result of significant declines in the market outlook for products under development.

During 2005 the Group's investment in certain equity securities suffered a permanent decline in fair value resulting in an impairment charge of EUR 30 million relating to non-current available- for-sale investments (EUR 11 million in 2004 and EUR 27 million in 2003).

10. Acquisitions

 In 2003, the Group made three minor purchase acquisitions for a total consideration of EUR 38 million, of which EUR 20 million was in cash and EUR 18 million in non-cash consideration.

11. Depreciation and amortization

Depreciation and amortization by function

Cost of sales	242	196	214
Research and development	349	431	537
Selling and marketing	9	14	23
Administrative and general	99	123	162
Other operating expenses	13	8	43
Amortization of goodwill	—	96	159

Total	712	868	1,138

12. Financial income and expenses

	2005	2004	2003
	EURm	EURm	EURm
Income from available-for-sale investments
Dividend income	1	22	24
Interest income	295	299	323
Other financial income	77	178	38
Foreign exchange gains and losses	(11)	8	32
Interest expense	(18)	(22)	(25)
Other financial expenses	(22)	(80)	(40)

Total	322	405	352

During 2005, Nokia sold the remaining holdings in the subordinated convertible perpetual bonds issued by France Telecom. As a result, the Group booked a total net gain of EUR 57 million (EUR 106 million in 2004) in other financial income, of which EUR 53 million (EUR 104 million in 2004) was recycled from Fair Value and Other Reserves. See Notes 17 and 22.

13. Income taxes

	2005	2004 As revised	2003 As revised
	EURm	EURm	EURm
Income tax expense
Current tax	(1,262)	(1,403)	(1,684)
Deferred tax	(19)	(43)	(13)

Total	(1,281)	(1,446)	(1,697)

Finland	(759)	(1,128)	(1,114)
Other countries	(522)	(318)	(583)

Total	(1,281)	(1,446)	(1,697)

The differences between income tax expense computed at statutory rates (in Finland 26% in 2005 and 29% in 2004 and 2003) and income taxes recognised in the consolidated income statement is reconciled as follows at December 31:

	2005	2004 As revised	2003 As revised
	EURm	EURm	EURm
Income tax expense at statutory rate	1,295	1,372	1,555
Amortization of goodwill	—	28	46
Impairment of goodwill	—	—	58
Provisions without income tax benefit/expense	11	—	—
Taxes for prior years	1	(34)	56
Taxes on foreign subsidiaries' profits in excess of (lower than) income taxes at statutory rates	(30)	(130)	(77)
Operating losses with no current tax benefit	—	—	8
Net increase in provisions	22	67	14
Change in deferred tax rate	—	26	—
Deferred tax liability on undistributed earnings	8	60	—
Adoption of IAS 39(R) and IFRS 2	—	11	(2)
Other	(26)	46	39

Income tax expense	1,281	1,446	1,697

At December 31, 2005, the Group had loss carry forwards, primarily attributable to foreign subsidiaries of EUR 92 million (EUR 105 million in 2004 and EUR 186 million in 2003), most of which will expire between 2006 and 2023.

In the beginning of 2005, the corporate tax rate in Finland was reduced from 29% to 26%. The impact of the change on the Profit and loss account through change in deferred taxes in 2004 was EUR 26 million. In 2005, there was no impact on the Profit and loss account through a change in deferred tax.

Income taxes include a tax benefit from a tax refund from previous years of EUR 48 million in 2005.

Certain of the Group companies' income tax returns for periods ranging from 1998 through 2004 are under examination by tax authorities. The Group does not believe that any significant additional taxes in excess of those already provided for will arise as a result of the examinations.

During 2004, the Group analyzed its future foreign investment plans with respect to certain foreign investments. As a result of this analysis, the Group concluded that it could no longer represent that all foreign earnings may be permanently reinvested. Accordingly, the Group recorded the recognition of a EUR 60 million deferred tax liability in 2004. In 2005, the deferred tax liability was EUR 68 million.

14. Intangible assets

	2005	2004
	EURm	EURm
Capitalized development costs
Acquisition cost January 1	1,322	1,336
Translation differences	—	—
Additions during the period	153	101
Disposals during the period	(30)	(115)

Accumulated acquisition cost December 31	1,445	1,322

Accumulated depreciation January 1	(1,044)	(799)
Translation differences	—	—
Disposals during the period	30	—
Depreciation for the period	(171)	(245)

Accumulated depreciation December 31	(1,185)	(1,044)

Net book value January 1	278	537
Net book value December 31	260	278
Goodwill
Acquisition cost January 1	1,298	1,298
Transfer of accumulated depreciation	(1,208)	—
Translation differences	—	—
Additions during the period	—	—
Disposals during the period	—	—

Accumulated acquisition cost December 31	90	1,298

Accumulated depreciation January 1	(1,208)	(1,112)
Transfer of accumulated depreciation	1,208	—
Translation differences	—	—
Disposals during the period	—	—
Depreciation for the period	—	(96)

Accumulated depreciation December 31	—	(1,208)

Net book value January 1	90	186
Net book value December 31	90	90

Other intangible assets
Acquisition cost January 1	631	548
Translation differences	3	4
Additions during the period	59	86
Disposals during the period	(17)	(7)

Accumulated acquisition cost December 31	676	631

Accumulated depreciation January 1	(422)	(363)
Translation differences	7	2
Disposals during the period	14	7
Depreciation for the period	(64)	(68)

Accumulated depreciation December 31	(465)	(422)

Net book value January 1	209	185
Net book value December 31	211	209

15. Property, plant and equipment

	2005	2004
	EURm	EURm
Land and water areas
Acquisition cost January 1	104	108
Translation differences	1	—
Additions during the period	5	1
Disposals during the period	(28)	(5)

Accumulated acquisition cost December 31	82	104

Net book value January 1	104	108
Net book value December 31	82	104

Buildings and constructions
Acquisition cost January 1	910	887
Translation differences	16	(5)
Additions during the period	29	38
Disposals during the period	(90)	(10)

Accumulated acquisition cost December 31	865	910

Accumulated depreciation January 1	(220)	(196)
Translation differences	(1)	2
Disposals during the period	12	6
Depreciation for the period	(35)	(32)

Accumulated depreciation December 31	(244)	(220)

Net book value January 1	690	691
Net book value December 31	621	690

Machinery and equipment
Acquisition cost January 1	3,340	3,223
Translation differences	149	(44)
Additions during the period	470	438
Disposals during the period	(224)	(277)

Accumulated acquisition cost December 31	3,735	3,340

Accumulated depreciation January 1	(2,650)	(2,521)
Translation differences	(111)	31
Disposals during the period	217	266
Depreciation for the period	(440)	(426)

Accumulated depreciation December 31	(2,984)	(2,650)

Net book value January 1	690	702
Net book value December 31	751	690
Other tangible assets
Acquisition cost January 1	21	18
Translation differences	1	2
Additions during the period	1	1
Disposals during the period	(6)	—

Accumulated acquisition cost December 31	17	21

Accumulated depreciation January 1	(11)	(6)
Translation differences	1	(3)
Disposals during the period	6	—
Depreciation for the period	(2)	(2)

Accumulated depreciation December 31	(6)	(11)

Net book value January 1	10	12
Net book value December 31	11	10
Advance payments and fixed assets under construction
Net carrying amount January 1	40	53
Additions	105	25
Disposals	—	—
Transfers to:
Other intangible assets	(3)	(1)
Buildings and constructions	(4)	(8)
Machinery and equipment	(20)	(30)
Translation differences	2	1

Net carrying amount December 31	120	40

Total property, plant and equipment	1,585	1,534

16. Investments in associated companies

	2005	2004
	EURm	EURm
Net carrying amount January 1	200	76
Additions	12	150
Deductions	(17)	—
Share of results	10	(26)
Translation differences	8	1
Other movements	(20)	(1)

Net carrying amount December 31	193	200

In 2005, the Group disposed part of its 36.2% minority holding in Aircom Ltd. resulting to a holding of 10%. The gain on the sale recorded in other operating income was EUR 18 million. The Group's remaining 10% holding in Aircom shares is recorded as a non-current available-for-sale investment.

In 2004, the Group increased its ownership in Symbian from 32.2% to 47.9% by acquiring part of the shares of Symbian owned by Psion for EUR 102 million (GBP 70 million). EUR 68 million (GBP 47 million) of the total acquisition cost was paid in cash and the remaining purchase price is considered as contingent consideration to be paid in 2005 and 2006. The Group also participated in a rights issue to raise EUR 73 million (GBP 50 million) additional funding to Symbian. The issue was pro rata to existing shareholders.

Shareholdings in associated companies are comprised of investments in unlisted companies in all periods presented.

17. Available-for-sale investments

	2005	2004
	EURm	EURm
Fair value at January 1	10,876	11,088
Deductions, net	(2,227)	(221)
Fair value gains (losses)	(28)	20
Impairment charges (Note 9)	(30)	(11)

Fair value at December 31	8,591	10,876

Non-current	246	169
Current	—	255
Current, liquid assets	6,852	9,085
Current, cash equivalents	1,493	1,367

Available-for-sale investments, comprising marketable debt and equity securities and investments in unlisted equity shares, are fair valued, except in the case of certain unlisted equities, where the fair value cannot be measured reliably. Such unlisted equities are carried at cost, less impairment (EUR 82 million in 2005 and EUR 54 million in 2004). Fair value for equity investments traded in active markets and for unlisted equities, where the fair value can be measured reliably, was EUR 165 million in 2005 and EUR 115 million in 2004. Fair value for equity investments traded in active markets is determined by using exchange quoted bid prices. For other investments, fair value is estimated by using the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. Gains and losses arising from the change in the fair value of available-for-sale investments are recognized directly in Fair value and Other Reserves.

Available-for-sale investments comprise: (1) highly liquid, interest-bearing investments with maturities at acquisition of longer than 3 months, which are regarded as current available-for-sale investments, liquid assets, (2) similar types of investments as in category (1), but with maturities at acquisition of less than 3 months, which are regarded as current available-for-sale investments, cash equivalents. The remaining part of the available-for-sale investments portfolio is classified as non-current. See Note 38 for details of these investments.

18. Long-term loans receivable

 Long-term loans receivable, consisting of loans made to suppliers and to customers principally to support their financing of network infrastructure and services or working capital, net of allowances and write-offs amounts (Note 9), are repayable as follows:

	2005	2004
	EURm	EURm
Under 1 year	56	—
Between 1 and 2 years	—	—
Between 2 and 5 years	7	—
Over 5 years	—	—

	63	—

19. Inventories

	2005	2004
	EURm	EURm
Raw materials, supplies and other	361	326
Work in progress	685	477
Finished goods	622	502

Total	1,668	1,305

20. Receivables and prepaids

 Accounts receivable include EUR 166 million (EUR 118 million in 2004) due more than 12 months after the balance sheet date.

Prepaid expenses and accrued income consists of VAT and other tax receivables, prepaid pension costs, accrued interest income and other accrued income, but no amounts which are individually significant.

21. Valuation and qualifying accounts

Allowances on assets to which they apply:	Balance at beginning of year	Charged to cost and expenses	Deductions(1)	Balance at end of year
	EURm	EURm	EURm	EURm
2005
Allowance for doubtful accounts	361	80	(160)	281
Excess and obsolete inventory	172	376	(249)	299
2004
Allowance for doubtful accounts	367	155	(161)	361
Excess and obsolete inventory	188	308	(324)	172
2003
Allowance for doubtful accounts	300	228	(161)	367
Excess and obsolete inventory	290	229	(331)	188

(1)
Deductions include utilization and releases of the allowances.

22. Fair value and other reserves

	Hedging reserve EURm			Available-for-sale investments EURm			Total EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Balance at December 31, 2002, As revised	2	0	2	(13)	(16)	(29)	(11)	(16)	(27)

Cash flow hedges (Revised):
Fair value gains/(losses) in period	12	(2)	10	—	—	—	12	(2)	10
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	110	(12)	98	110	(12)	98
Transfer to profit and loss account on impairment	—	—	—	27	—	27	27	—	27
Transfer of fair value gains to profit and loss account on disposal	—	—	—	(84)	20	(64)	(84)	20	(64)
Transfer of fair value losses to profit and loss account on disposal	—	—	—	43	(6)	37	43	(6)	37

Balance at December 31, 2003, As revised	14	(2)	12	83	(14)	69	97	(16)	80

Cash flow hedges (Revised):
Fair value gains/(losses) in period	—	(1)	(1)	—	—	—	—	(1)	(1)
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	18	(1)	17	18	(1)	17
Transfer to profit and loss account on impairment	—	—	—	11	—	11	11	—	11
Transfer of fair value gains to profit and loss account on disposal	—	—	—	(105)	10	(95)	(105)	10	(95)
Transfer of fair value losses to profit and loss account on disposal	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004, As revised	14	(3)	11	7	(5)	2	21	(8)	13

Cash flow hedges:
Fair value gains/(losses) in period	(177)	45	(132)	—	—	—	(177)	45	(132)
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	(69)	6	(63)	(69)	6	(63)
Transfer to profit and loss account on impairment	—	—	—	9	—	9	9	—	9
Transfer of fair value gains to profit and loss account on disposal	—	—	—	(5)	—	(5)	(5)	—	(5)
Transfer of fair value losses to profit and loss account on disposal	—	—	—	2	—	2	2	—	2

Balance at December 31, 2005	(163)	42	(121)	(56)	1	(55)	(219)	43	(176)

Following the changes in IFRS on hedge accounting rules (IAS 39(R) effective from January 1, 2005, the Group has revised its method of hedging foreign exchange risks to ensure hedge accounting treatment under the new rules. As IAS 39(R) changes are retrospective for the Group as an existing IFRS user, the reserves of cash flow hedges recorded in equity at the end of 2003 and 2004, that would not qualify for hedge accounting under IAS 39(R), are reclassified to profit and loss account, which impacts on the closing balances of cash flow hedge reserves. The retrospective implementation of this change increased 2004 and 2003 net sales by EUR 104 million and EUR 78 million, respectively, and increased 2004 operating profit by EUR 58 million and decreased 2003 operating profit by EUR 10 million. More information on the adoption of IAS 39(R) is available in Note 1 and Note 2.

In order to ensure that amounts deferred in the cash flow hedging reserve represent only the effective portion of gains and losses on properly designated hedges of future transactions that remain highly probable at the balance sheet date, Nokia has adopted a process under which all derivative gains and losses are initially recognized in the profit and loss account. The appropriate reserve balance is calculated at the end of each period and posted to the Hedging Reserve.

The Group continuously reviews the underlying cash flows and the hedges allocated thereto, to ensure that the amounts transferred to the Hedging Reserve during the year ended December 31, 2005 and 2004 do not include gains/losses on forward exchange contracts that have been designated to hedge forecasted sales or purchases that are no longer expected to occur. Because of the number of transactions undertaken during each period and the process used to calculate the reserve balance, separate disclosure of the transfers of gains and losses to and from the reserve would be impractical.

All of the net fair value gains or losses recorded in the Fair value and other reserve at December 31, 2005 on open forward foreign exchange contracts which hedge anticipated future foreign currency sales or purchases are transferred from the Hedging Reserve to the profit and loss account when the forecasted foreign currency cash flows occur, at various dates up to 1 year from the balance sheet date.

23. The shares of the Parent Company

 See Note 15 to the financial statements of the Parent Company.

24. Share-based payment

 The Group has several equity based incentive programs for employees, in which management also participates. The programs include performance share plans, stock option plans and restricted share plans.

The equity-based incentive grants are generally forfeited, if the employment relationship with the Group terminates, and they are conditional upon the fulfillment of the performance and such other conditions, as determined in the relevant plan rules.

Stock options

The Group's outstanding stock option plans currently include the so called "Global plans" launched in 2001, 2003 and 2005. These plans have been approved by the Annual General Meeting in the year of the launch of the plan.

Under these plans, each stock option entitles the holder to subscribe for one new Nokia share with a par value of EUR 0.06 each. In the 2001 stock option plan the stock options are transferable and the stock options under the 2003 and 2005 plans are non-transferable by the participants. All of the stock options have a quarterly staggered vesting schedule, as specified in the table below. The exercise prices are determined at the time of the grant, on a quarterly basis equalling the trade volume weighted average price of the Nokia share on the Helsinki Stock Exchange during the trading days of the first whole week of the second month (i.e. February, May, August or November) of the respective calendar quarter, when the sub-category of the stock option is denominated.

The exercises based on the stock options issued under the 2001, 2003 and 2005 stock option plans are settled with newly issued shares which will entitle the holder to a dividend for the financial year in which the subscription occurs. Other shareholder rights commence on the date on which the shares subscribed for are registered with the Finnish Trade Register.

Pursuant to the stock options issued, an aggregate maximum number of 144,495,187 new shares were authorized for subscription representing EUR 8,669,711 of the share capital and approximately 3% of the total number of votes on December 31, 2005. During 2005 the exercise of 125,240 options resulted in the issuance of 125,240 new shares and an increase of the share capital of the Group by EUR 7,514.40.

There were no other stock options or convertible bonds outstanding as of December 31, 2005, which upon exercise would result in an increase of the share capital of the parent company.

Outstanding stock option plans of the Group, December 31, 2005

				Vesting status (as percentage of total number of stock options outstanding)
					Exercise period
Plan (Year of launch)	Total plan size	Number of participants (approx.)	Option (Sub)category		First Vest date	Last Vest date	Expiry date	Exercise price/ share EUR
2001(1)(2)			2001A+B	100.00	July 1, 2002	July 1, 2005	December 31, 2006	36.75
			2001C3Q/01	100.00	October 1, 2002	October 3, 2005	December 31, 2006	20.61
			2001C4Q/01	93.75	January 1, 2003	January 2, 2006	December 31, 2006	26.67
			2001C1Q/02	87.50	April 1, 2003	April 3, 2006	December 31, 2007	26.06
			2001C3Q/02	75.00	October 1, 2003	October 2, 2006	December 31, 2007	12.99
			2001C4Q/02	68.75	January 1, 2004	January 2, 2007	December 31, 2007	16.86
			2002A+B	81.25	July 1, 2003	July 3, 2006	December 31, 2007	17.89
	102,869,000	30,000
2003(2)			2003 2Q	56.25	July 1, 2004	July 2, 2007	December 31, 2008	14.95
			2003 3Q	50.00	October 1, 2004	October 1, 2007	December 31, 2008	12.71
			2003 4Q	43.75	January 3, 2005	January 2, 2008	December 31, 2008	15.05
			2004 2Q	31.25	July 1, 2005	July 1, 2008	December 31, 2009	11.79
			2004 3Q	25.00	October 3, 2005	October 1, 2008	December 31, 2009	9.44
			2004 4Q	0.00	January 2, 2006	January 2, 2009	December 31, 2009	12.35
	33,452,000	20,000
2005(2)			2005 2Q	0.00	July 3, 2006	July 1, 2009	December 31, 2010	12.79
			2005 3Q	0.00	October 2, 2006	October 1, 2009	December 31, 2010	13.09
			2005 4Q	0.00	January 2, 2007	January 1, 2010	December 31, 2010	14.48
	8,174,000	4,000

(1)
The stock options under the 2001 plan are listed on the Helsinki Stock Exchange.

(2)
The Group's current stock option plans (the so called "Global plans") have a vesting schedule with a 25% vesting 1 year after grant, and quarterly vesting thereafter, each representing 6.25% of the total grant. The grants vest fully in 4 years.

Other employee stock option plans

In addition to the plans discussed above, the Group has minor stock option plans for the Group's employees in the U.S. and Canada which do not result in an increase of the share capital of the Group and in which holders receive Nokia ADSs. The plans are settled with Nokia's existing shares, which are converted into ADS's. On the basis of these stock option plans the Group had 1.2 million stock options outstanding on December 31, 2005. Each stock option entitles the holder to receive the same amount of Nokia ADSs. The average exercise price of stock options under these plans is

USD 25.36. These stock options are included in the table below. Treasury shares are acquired by the Group to meet its obligations under employee stock compensation plans in the U.S. and Canada. When treasury shares are issued on exercise of stock options any gain or loss is recognized in share issue premium.

Total stock options outstanding

	Number of shares	Weighted average exercise price	Weighted average share price	Aggregate intrinsic value
		EUR	EUR	EURm
Shares under option at December 31, 2002	221,443,235	28.81		106
Granted(1)	31,098,505	14.94
Exercised	7,700,791	3.97	12.57
Forfeited	5,847,332	25.23
Shares under option at December 31, 2003	238,993,617	27.90		105
Granted	7,172,424	11.88
Exercised	781,338	8.33	12.49
Forfeited	4,733,995	19.55
Expired	97,693,392	33.99
Shares under option at December 31, 2004	142,957,316	23.29		4
Granted	8,552,160	12.82
Exercised	724,796	10.94	13.42
Forfeited	5,052,794	17.86
Shares under option at December 31, 2005	145,731,886	22.97		61
Options exercisable at December 31, 2003 (shares)	148,150,370	31.88		18
Options exercisable at December 31, 2004 (shares)	83,667,122	26.18		12
Options exercisable at December 31, 2005 (shares)	112,095,407	25.33		17

(1)
Includes options converted in acquisitions.

The weighted average grant date fair value per option granted was EUR 2.45 in 2005, EUR 2.59 in 2004 and EUR 3.48 in 2003.

The total intrinsic value of options exercised was EUR 2 million in 2005, EUR 3 million in 2004 and EUR 66 million in 2003.

The options outstanding by range of exercise price at December 31, 2005 are as follows:

	Options outstanding			Vested options outstanding
Exercise prices EUR	Number of shares	Weighted average remaining contractual life in years	Weighted average exercise price EUR	Number of shares	Weighted remaining contractual life in years	Weighted average exercise price EUR
0.56 - 14.48	15,404,732	2.89	12.24	2,631,467	1.81	11.13
14.95 - 17.72	27,034,385	1.23	14.96	15,136,134	0.59	14.96
17.89	44,820,871	0.60	17.89	37,025,490	0.50	17.89
18.63 - 36.49	19,557,612	0.38	26.65	18,388,030	0.38	26.65
36.75 - 47.14	38,914,286	0.40	36.77	38,914,286	0.40	36.77

	145,731,886			112,095,407

Nokia calculates the fair value of options using the Black Scholes model. The fair value of the stock options is estimated on the date of grants using the following assumptions:

	2005	2004	2003
Dividend yield	2.50%	2.44%	2.05%
Weighted average expected volatility	25.92%	33.00%	35.00%
Risk-free interest rate	2.16% - 3.09%	2.24% - 4.22%	2.20% - 3.70%
Weighted average risk-free interest rate	2.60%	3.07%	2.80%
Expected life (years)	3.59	3.20	3.60
Weighted average share price	13.20	11.84	14.53

Expected term of share options is estimated by observing general option holder behaviour and actual historical terms of Nokia stock option programs.

The assumption of the expected volatility has been set by reference to the implied volatility of options available on Nokia shares in the open market and in light of historical patterns of volatility.

Performance shares

The Group has granted performance shares under the 2004 and 2005 performance share plans, which have been approved by the Board of Directors. A valid authorization from the Annual General Meeting is required, when the plans are settled using the Company's newly issued shares or disposal of existing treasury shares. The Group may also settle the plans using shares purchased on the open market or in lieu of shares cash settlement. The Group introduced performance shares in 2004 as the main element to broad-based equity compensation program, to further emphasize the performance element in employees' long-term incentives. The performance shares represent a commitment by the Company to deliver Nokia shares to employees at a future point in time, subject to the company's fulfillment of pre-defined performance criteria. No performance shares will vest unless the Company's performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria. For performance between the threshold and maximum performance levels the settlement follows a linear scale. Performance exceeding the maximum criteria does not increase the number of shares vesting. The maximum number of performance shares (Maximum Number) equals four times the number originally granted (Threshold Number). The criteria are calculated based on the Group's Average Annual Net Sales Growth and Earnings per Share ("EPS") Growth (basic) for the four year performance period of the plan. For the 2004 plan the performance period consists of the fiscal years 2004 through 2007 and for the 2005 plan the years 2005 through 2008.

For both the 2004 and 2005 plans, if either of the required performance levels are achieved, the first settlement will take place after two years' interim measurement period and is limited to a maximum vesting equal to the Threshold Number. The second and final settlement, if any, will be after the close of the four year performance period. Any settlement made after the Interim Measurement Period, will be deducted from the final settlement after the full Performance Period.

The following tables give certain information about our 2004 and 2005 performance share plans.

Plan name	Total Plan Size (Threshold Number)	Number of participants (approx.)	Interim Measurement Period	Performance Period	1st (Interim) Settlement	2nd (Final) Settlement
2004	3,685,063	11,000	2004-2005	2005-2008	2006	2009
2005	4,357,754	12,000	2005-2006	2006-2009	2007	2010
	Performance criterion(1)		2004 Plan	2005 Plan
Threshold	EPS growth	Interim Measurement Period	0.80	0.75
Performance		Performance Period	0.84	0.82
		Vesting (no. of shares)(2)	1.84 million	2.18 million
	Average Annual	Interim Measurement Period	4%	3%
	Net Sales	Performance Period	4%	3%
	Growth	Vesting (no. of shares)(2)	1.84 million	2.18 million
Maximum	EPS growth	Interim Measurement Period	0.94	0.96
Performance		Performance Period	1.18	1.33
		Vesting (no. of shares)(2)	7.37 million	8.72 million
	Average Annual	Interim Measurement Period	16%	12%
	Net Sales	Performance Period	16%	12%
	Growth	Vesting (no. of shares)(2)	7.37 million	8.72 million

(1)
Both the EPS and Average Annual Net Sales Growth criteria have an equal weight of 50%.

(2)
A performance share represents the grant at threshold. At maximum performance, the settlement amounts to 4 times the number of shares originally granted at threshold.

In accordance with the plan rules, prior to vesting, the Group will determine the method by which the shares are obtained for delivery, which may also include cash settlement. Until the shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with respect to the performance shares.

The table below gives certain information relating to the performance shares outstanding as at December 31, 2005.

	Number of performance shares at Threshold	Weighted average grant date fair value EUR(1)	Weighted average remaining contractual term (years)
Performance shares at January 1, 2005	3,910,840	10.58	3.25
Granted	4,469,219	11.86	3.74
Forfeited	337,242	10.74	3.88
Performance shares at December 31, 2005	8,042,817	11.28	2.79

(1)
The fair value of performance shares is estimated based on the grant date market price of the Company's share less expected dividends.

No performance shares vested during the year. Based on the performance of the Group during the Interim Measurement Period 2004-2005, under the 2004 Performance Share Plan, both performance criteria were met and as such 3.68 million shares equalling the threshold number are expected to vest in 2006. The shares will vest as of the date of the Annual General Meeting of the Group on March 30, 2006 and the settlement will take place as soon as practicable after vesting.

Restricted shares

Since 2003, the Group has granted restricted shares to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of the Group. The restricted share plans 2003, 2004 and 2005 have been approved by the Board of Directors. A valid authorization from the Annual General Meeting is required when the plans are settled using the Company's newly issued shares or disposal of existing own shares. The Group may also settle the plans using shares purchased on the open market. The number of participants in the restricted share plans is approximately 500. All of our restricted share grants have a restriction period of three years after grant, after which period the granted shares will vest. As soon as practicable after vesting, they will be transferred and delivered to the recipients. Until shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with these restricted shares.

The table below gives certain information relating to the Restricted Shares outstanding as at December 31, 2005.

	Number of Restricted Shares	Weighted average grant date fair value EUR(1)	Weighted average remaining contractual term (years)
Restricted Shares at January 1, 2005	2,319,430	11.55	2.06
Granted	3,016,746	12.14	2.76
Forfeited	150,500	14.31	0.74
Restricted Shares at December 31, 2005	5,185,676	11.59	2.06

(1)
The fair value of Restricted Shares is estimated based on the grant date market price of the Company's share less expected dividends.

No Restricted Shares vested during the year.

Other equity plans for employees

The Group also sponsors other immaterial equity plans for employees.

Total compensation cost related to unvested awards

As of December 31, 2005, there was EUR 287 million of total deferred compensation cost related to nonvested share-based compensation arrangements granted under the company's plans, including deferred compensation recorded related to other social costs. That cost is expected to be recognized over a weighted average period of 2.89 years. The total fair value of shares vested during the years ended December 31, 2005, 2004 and 2003 was EUR 150 million, EUR 242 million and EUR 300 million, respectively.

25. Distributable earnings

2005
EURm
Retained earnings	13,154
Translation differences (distributable earnings)	(176)
Treasury shares	(3,616)
Other non-distributable items
Portion of untaxed reserves	91

Distributable earnings December 31	9,453

Retained earnings under IFRS and Finnish Accounting Standards (FAS) are substantially the same. Distributable earnings are calculated based on Finnish legislation.

26. Long-term liabilities

 Long-term loans are repayable as follows:

	Outstanding December 31, 2005	Repayment date beyond 5 years	Outstanding December 31, 2004
	EURm	EURm	EURm
Long-term interest-bearing liabilities	21	21	19
Other long-term liabilities	96	96	96

	117	117	115

Deferred tax liabilities	151		179

Total long-term liabilities	268		294

The long-term liabilities, excluding deferred tax liabilities as of December 31, 2005, mature as follows:

	EURm	Percent of total
2006	—	—
2007	—	—
2008	—	—
2009	—	—
2010	—	—
Thereafter	117	100.0%

	117	100.0%

The currency mix of the Group long-term liabilities as at December 31, 2005 was as follows:

EUR	USD
96.00%	4.00%

27. Deferred taxes

	2005	2004
	EURm	EURm
Deferred tax assets:
Intercompany profit in inventory	49	41
Tax losses carried forward	7	12
Warranty provision	107	118
Other provisions	170	174
Fair value gains/losses	43	—
Untaxed reserves	88	88
Other temporary differences	228	190

Total deferred tax assets	692	623

Deferred tax liabilities:
Untaxed reserves	(24)	(30)
Fair value gains/losses	—	(28)
Undistributed earnings	(68)	(60)
Other	(59)	(61)

Total deferred tax liabilities	(151)	(179)

Net deferred tax asset	541	444

The tax charged to shareholders' equity is as follows:
Fair value and other reserves, fair value gains/losses	93	(7)

In 2005, the corporate tax rate in Finland reduced from 29% to 26%. The decrease of tax rate had no impact in deferred taxes in 2005 (a reduction of EUR 26 million in net deferred tax assets in 2004).

During 2004, the Group analyzed the majority of its future foreign investment plans with respect to foreign investments. As a result of this analysis, the Group concluded that it could no longer represent that all foreign earnings may be permanently reinvested. Accordingly, the Group recorded the recognition of a EUR 68 million deferred tax liability during 2005 (EUR 60 million in 2004).

At December 31, 2005 the Group had loss carry forwards of EUR 71 million (EUR 67 million in 2004) for which no deferred tax asset was recognized due to uncertainty of utilization of these loss carry forwards. These loss carry forwards will expire in years 2006 through 2011.

28. Short-term borrowings

 Short-term borrowings consist primarily of borrowings from banks denominated in different foreign currencies. The weighted average interest rate at December 31, 2005 and 2004 was 4.68% and 3.07%, respectively.

29. Accrued expenses

	2005	2004 As revised
	EURm	EURm
Social security, VAT and other taxes	790	448
Wages and salaries	326	209
Prepaid income	268	293
Other	1,936	1,654

Total	3,320	2,604

Other operating expense accruals include various amounts which are individually insignificant.

30. Provisions

	Warranty	IPR infringements	Tax	Other	Total
	EURm	EURm	EURm	EURm	EURm
At January 1, 2005, As revised	1,217	358	364	549	2,488
Exchange differences	22	—	—	—	22
Additional provisions	819	101	64	169	1,153
Change in fair value	—	—	—	3	3
Changes in estimates	(202)	(41)	(42)	(39)	(324)

Charged to profit and loss account	617	60	22	133	832

Utilized during year	(675)	(22)	—	(166)	(863)

At December 31, 2005	1,181	396	386	516	2,479

	2005	2004
	EURm	EURm
Analysis of total provisions at December 31:
Non-current	788	726
Current	1,691	1,762

The IPR provision is based on estimated future settlements for asserted and unasserted past IPR infringements. Final resolution of IPR claims generally occurs over several periods. This results in varying usage of the provision year to year.

Other provisions include provisions for non-cancelable purchase commitments, provision for pension and other social costs on share-based awards and provision for losses on projects in progress.

31. Earnings per share

	2005	2004 As revised	2003 As revised
Numerator/EURm
Basic/Diluted:
Profit attributable to equity holders of the parent	3,616	3,192	3,543

Denominator/1000 shares
Basic:
Weighted average shares	4,365,547	4,593,196	4,761,121
Effect of dilutive securities: stock options, restricted shares and performance shares	5,692	7,141	40

Diluted:
Adjusted weighted average shares and assumed conversions	4,371,239	4,600,337	4,761,160

Under IAS 33, basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

32. Commitments and contingencies

	2005	2004
	EURm	EURm
Collateral for our own commitments
Property under mortgages	18	18
Assets pledged	10	11
Contingent liabilities on behalf of Group companies
Other guarantees	276	275
Contingent liabilities on behalf of other companies
Guarantees for loans(1)	—	3
Other guarantees	2	2
Financing commitments
Customer finance commitments(1)	13	56

(1)
See also Note 38 b.

The amounts above represent the maximum principal amount of commitments and contingencies.

Property under mortgages given as collateral for our own commitments include mortgages given to the Finnish National Board of Customs as a general indemnity of EUR 18 million in 2005 (EUR 18 million in 2004).

Assets pledged for the Group's own commitments include available-for-sale investments of EUR 10 million in 2005 (EUR 11 million of available-for-sale investments in 2004).

Other guarantees include guarantees of Nokia's performance of EUR 234 million in 2005 (EUR 223 million in 2004). However, EUR 182 million of these guarantees are provided to certain Networks' customers in the form of bank guarantees, standby letters of credit and other similar instruments. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either immediately upon request, or subject to independent verification of nonperformance by Nokia.

Guarantees for loans on behalf of other companies of EUR 0 million in 2005 (EUR 3 million in 2004) represent guarantees relating to payment by certain Networks' customers under specified loan facilities between such customers and their creditors. Nokia's obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer.

Financing commitments of EUR 13 million in 2005 (EUR 56 million in 2004) are available under loan facilities negotiated with customers of Networks. Availability of the amounts is dependent upon the borrower's continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. The loan facilities are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services and to fund working capital.

The Group has been named as defendant along with certain of its senior executives in a class action complaint in the United States relating to certain public statements about its product portfolio and related financial projections in early 2004. The Group does not believe that the claim has merit and intends to vigorously defend itself.

The Group is party to routine litigation incidental to the normal conduct of business. In the opinion of management the outcome of and liabilities in excess of what has been provided for related to these or other proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

As of December 31, 2005, the Group had purchase commitments of EUR 1,919 million (EUR 1,236 million in 2004) relating to inventory purchase obligations, primarily for purchases in 2006.

33. Leasing contracts

 The Group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time.

The future costs for non-cancellable leasing contracts are as follows:

Operating leases
Leasing payments, EURm
2006	187
2007	144
2008	108
2009	88
2010	60
Thereafter	77

Total	664

Rental expense amounted to EUR 262 million in 2005 (EUR 236 million in 2004 and EUR 285 million in 2003).

34. Related party transactions

 Nokia Pension Foundation is a separate legal entity that manages and holds in trust the assets for the Group's Finnish employee benefit plans; these assets include 0.009% of Nokia shares.

At December 31, 2005, the Group had borrowings amounting to EUR 62 million (EUR 62 million in 2004) from Nokia Unterstützungskasse GmbH, the Group's German pension fund, which is a separate legal entity.

The Group recorded net rental expense of EUR 2 million in 2005 (EUR 2 million in 2004 and EUR 2 million in 2003) pertaining to a sale-leaseback transaction with the Nokia Pension Foundation involving certain buildings and a lease of the underlying land.

There were no loans granted to the members of the Group Executive Board and Board of Directors at December 31, 2005 or 2004.

	2005	2004	2003
	EURm	EURm	EURm
Transactions with associated companies
Share of results of associated companies	10	(26)	(18)
Dividend income	1	2	3
Share of shareholders' equity of associated companies	33	37	18
Liabilities to associated companies	14	3	3

Management remuneration

CEO and Chairman, and President

The following table depicts the base salary and cash incentive payments information awarded to the Chief Executive Officer and Chairman, and the President of Nokia Corporation for fiscal years 2003–2005 as well as the share-based compensation expense relating to equity-based awards, expensed by the Group.

	2005			2004			2003
	Base salary	Cash incentive payments	Share-based compensation expense	Base salary	Cash incentive payments	Share-based compensation expense	Base salary	Cash incentive payments	Share-based compensation expense
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Jorma Ollila CEO and Chairman	1,500,000	3,212,037	3,389,994	1,475,238	1,936,221	2,109,863	1,400,000	2,253,192	1,028,775
Olli-Pekka Kallasvuo President since October 1, 2005	623,524	947,742	666,313	584,000	454,150	394,979	575,083	505,724	154,316
Pekka Ala-Pietilä President until October 1, 2005(1)	717,000	946,332	745,733	717,000	479,509	493,556	711,279	520,143	218,615

(1)
Pekka Ala-Pietilä served as the President of the Group and member of the Group Executive Board until he resigned from these positions effective October 1, 2005. As of this date Mr. Ala-Pietilä held the role of Executive Advisor until January 31, 2006, when he ceased employment with the Group. For 2006, based on these advisory services, Mr. Ala-Pietilä received a total payment of EUR 101,717. Based on the service contract, Pekka Ala-Pietilä is entitled to receive a payment of EUR 956,000 in 2006 for his commitments during 2006.

Total remuneration of the Group Executive Board awarded for the fiscal years ended 2003-2005 was EUR 14,684,602 in 2005 (EUR 13,594,942 in 2004 and EUR 10,859,644 in 2003), which consisted of base salaries and cash incentive payments. Total share-based compensation expense relating to equity-based awards, expensed by the Group was EUR 8,295,227 in 2005 (EUR 4,763,545 in 2004 and EUR 1,776,736 in 2003).

Board of Directors

The following table depicts the annual remuneration structure paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years. Since the fiscal year 1999, approximately 60% of each Board member's annual fee has been paid in cash, with the balance in Nokia Corporation shares acquired from the market.

	Chairman		Vice Chairman		Other Members
Year	Gross annual fee	Shares received(1)	Gross annual fee	Shares received(1)	Gross annual fee	Shares received(1)	Additional annual fees
	EUR		EUR		EUR
2003	150,000	4,032	125,000	3,360	100,000	2,688	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000
2004	150,000	4,834	125,000	4,028	100,000	3,223	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000
2005	165,000	5,011	137,500	4,175	110,000	3,340	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000;
							Each other member of the Audit Committee, EUR 10,000

(1)
As part of the gross annual fee for that year.

The following table depicts the total annual remuneration paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years.

	Gross annual fee*
	2005	2004	2003
	EUR	EUR	EUR
Board of directors
Jorma Ollila(1) Chairman and CEO	165,000	150,000	150,000
Paul Collins Vice Chairman	162,500(2)	150,000(2)	150,000(2)
Georg Ehrnrooth	120,000(3)	100,000	100,000
Daniel R. Hesse	110,000	—	—
Dr. Bengt Holmström	110,000	100,000	100,000
Per Karlsson	135,000(4)	125,000(4)	125,000
Edouard Michelin	110,000	—	—
Dame Marjorie Scardino	110,000	100,000	100,000
Vesa Vainio	120,000(5)	100,000	100,000
Arne Wessberg	120,000(6)	100,000	100,000
Former Board Member:
Robert F.W. van Oordt	—	—	125,000(7)

(1)
In addition to the fee as the Chairman of the Board, Jorma Ollila receives compensation for his services as the CEO of Nokia Corporation. This annual cash compensation is presented in the table "CEO and Chairman, and President" above.

(2)
The 2005 fee of Paul Collins amounts to a total of EUR 162,500, consisting of a fee of EUR 137,500 for services as Vice Chairman of the Board and EUR 25,000 for services as Chairman of the Personnel Committee. Each 2004 and 2003 fees of Mr. Collins amounted to a total of EUR 150,000, consisting of a fee of EUR 125,000 for services as Vice Chairman of the Board and EUR 25,000 for services as Chairman of the Personnel Committee. As part of the total remuneration, Mr. Collins has received a total of 4,935 Nokia shares in 2005, 4,834 Nokia shares in 2004 and 4,032 Nokia shares in 2003.

(3)
The 2005 fee of Georg Ehrnrooth amounts to a total of EUR 120,000 consisting of a fee of EUR 110,000 for services as a member of the Board and EUR 10,000 for services as a member of the Audit Committee. As part of the total remuneration, Mr. Ehrnrooth has received a total of 3,644 Nokia shares.

(4)
The 2005 fee of Per Karlsson amounts to a total of EUR 135,000, consisting of a fee of EUR 110,000 for services as Member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. The 2004 fee of Mr. Karlsson amounted to a total of EUR 125,000, consisting of a fee of EUR 100,000 for services as member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. As part of the total remuneration, Mr. Karlsson has received a total of 4,100 Nokia shares in 2005 and 4,029 Nokia shares in 2004.

(5)
The 2005 fee of Vesa Vainio amounts to a total of EUR 120,000 consisting of a fee of EUR 110,000 for services as a member of the Board and EUR 10,000 for services as a member of the Audit Committee. As part of the total remuneration, Mr. Vainio has received a total of 3,644 Nokia shares.

(6)
The 2005 fee of Arne Wessberg amounts to a total of EUR 120,000 consisting of a fee of EUR 110,000 for services as a member of the Board and EUR 10,000 for services as a member of the Audit Committee. As part of the total remuneration, Mr. Wessberg has received a total of 3,644 Nokia shares.

(7)
The 2003 fee of Robert F.W. van Oordt amounted to a total of EUR 125,000, consisting of a fee of EUR 100,000 for services as Member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. As part of the total remuneration, Mr. van Oordt received a total of 3,360 Nokia shares.

*
In case a Board member's gross annual fee does not include any additional annual fees, the number of shares received as part of gross annual fee for that year is presented in the "Shares received" column on the table on page 59.

Retirement benefits of certain Group Executive Board Members

Jorma Ollila and Olli-Pekka Kallasvuo can as part of their service contract retire at the age of 60 with full retirement benefit, should they be employed by Nokia at the time. The full retirement benefit is calculated as if the executive had continued his service with Nokia through the statutory retirement age of 65. Mr. Ollila's service contract will terminate as of June 1, 2006. Following the current contract, he will not be eligible to receive any additional retirement benefits from Nokia after that date. Pekka Ala-Pietilä had an equal retirement arrangement during his employment at Nokia and he will not receive any additional retirement benefits from Nokia after termination of employment. Hallstein Moerk, following his arrangement with a previous employer, has a retirement benefit of 65% of his pensionable salary beginning at the age of 62. Early retirement is possible at the age of 55 with reductions in benefits.

Simon Beresford-Wylie participates in the Nokia International Employee Benefit Plan (NIEBP). The NIEBP is a defined contribution retirement arrangement provided to some Nokia employees on international assignments. The contributions to NIEBP are funded two-thirds by Nokia and one-third by the employee. Because Mr. Beresford-Wylie also participates in the Finnish TEL system, the company contribution to NIEBP is 1.3% of annual earnings.

35. Notes to cash flow statement

	2005	2004 As revised	2003 As revised
	EURm	EURm	EURm
Adjustments for:
Depreciation and amortization (Note 11)	712	868	1,138
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(131)	26	170
Income taxes (Note 13)	1,281	1,446	1,697
Share of results of associated companies (Note 34)	(10)	26	18
Minority interest	74	67	54
Financial income and expenses (Note 12)	(322)	(405)	(352)
Impairment charges (Note 9)	66	129	453
Share-based compensation	104	62	41
Premium return	—	(160)	—
Customer financing impairment charges and reversals	—	—	(226)
Other	—	—	(1)

Adjustments, total	1,774	2,059	2,992

Change in net working capital
(Increase) Decrease in short-term receivables	(896)	372	(205)
Increase in inventories	(301)	(193)	(41)
Increase in interest-free short-term borrowings	831	62	62

Change in net working capital	(366)	241	(184)

Non-cash investing activities
Acquisition of:
Current available-for-sale investments in settlement of customer loan	—	—	676
Company acquisitions	—	—	18

Total	—	—	694

36. Subsequent events (unaudited)

Changes in the Nokia Group Executive Board

On February 15, 2006 the Group announced that Pertti Korhonen, Chief Technology Officer and Executive Vice President, Technology Platforms, and a member of the Group Executive Board will resign from the Group Executive Board as of April 1, 2006. He will also resign from Nokia. Niklas Savander has been appointed as Executive Vice President, Technology Platforms and a member of the Group Executive Board as of April 1, 2006.

Preliminary Agreement with SANYO

On February 14, 2006, the Group and SANYO Electric Co., Ltd announced a preliminary agreement with intent to form a new global company comprised of their respective CDMA mobile phone businesses—separate from the parent companies. The relevant assets from both companies will be contributed or made available for the new entity. Final agreements are expected to be signed in the second quarter of 2006, with the new business expected to commence operations in the third quarter 2006, provided that the due diligence has been completed and all necessary regulatory approvals obtained.

Acquisition of Intellisync

In February 2006, the Group acquired 100 percent of the outstanding common shares of Intellisync (NASDAQ: SYNC) for cash consideration of approximately EUR 368 million. Intellisync delivers wireless email and other applications over an array of devices and application platforms across carrier networks. The Group believes it is positioned to deliver the industry's most complete offering for the development, deployment and management of mobility in the enterprise and the acquisition will enhance the Group's ability to respond to customer needs in this fast growing market. Intellisync will be integrated into the Enterprise Solutions business upon acquisition and its results of operations from that date will be included in the Group's consolidated financial statements The purchase price allocation is being performed with the assistance of a third party.

Assets acquired are expected to be EUR 51 million and liabilities EUR 17 million with a majority of the excess recognised as goodwill. The principal items that are expected to generate goodwill are the value of the synergies between Intellisync and the Group and the acquired workforce, neither of which qualifies as a separate amortizable intangible asset. None of the goodwill is expected to be deductible for tax purposes. The Group does not expect to write off any in-process R&D or dispose of any of the acquired operations.

For its recently completed fiscal year ended July 31, 2005 and quarter ended October 31, 2005, Intellisync reported revenues of USD 39 million (EUR 31 million) and USD 10 million (EUR 8 million), respectively, and net loss of USD 13 million (EUR 10 million) and USD 8 million (EUR 7 million), respectively. At July 31, 2005 and October 31, 2005, Intellisync's total assets were USD 161 million (EUR 133 million) and USD 156 million (EUR 130 million), respectively, and shareholders' equity was USD 82 million (EUR 68 million) and USD 79 million (EUR 66 million), respectively.

Telsim settlement

As previously agreed with Telsim and the Turkish Savings and Deposit Insurance Fund (TMSF), which currently controls and manages Telsim's assets, the Group will receive a settlement payment upon completion of the sale of Telsim's assets for losses the Group incurred in 2001. The Group's share of the announced purchase price expected to be received during the first half of 2006 is 7.5% of the purchase price, or USD 341 million (EUR 285 million) and is subject to negotiations.

37. Principal Nokia Group companies at December 31, 2005

		Parent holding %	Group majority %
US	Nokia Inc.	—	100.00
DE	Nokia GmbH	100.00	100.00
GB	Nokia UK Limited	—	100.00
KR	Nokia TMC Limited	100.00	100.00
CN	Nokia Capitel Telecommunications Ltd	4.50	61.90
NL	Nokia Finance International B.V.	100.00	100.00
HU	Nokia Komárom Kft	100.00	100.00
BR	Nokia do Brazil Technologia Ltda	99.99	100.00
IN	Nokia India Ltd	100.00	100.00
Associated companies
Symbian Limited		47.90	47.90

A complete list of subsidiaries and associated companies is included in Nokia's Statutory Accounts.

38. Risk management

General risk management principles

Nokia's overall risk management concept is based on visibility of the key risks preventing Nokia from reaching its business objectives. This covers all risk areas; strategic, operational, financial and hazard risks. Risk management at Nokia is a systematic and pro-active way to analyze, review and manage all opportunities, threats and risks related to Nokia?s objectives rather than to solely eliminate risks.

The principles documented in Nokia?s Risk Policy and accepted by the Audit Committee of the Board of Directors require risk management and its elements to be integrated into business processes. One of the main principles is that the business or function owner is also the risk owner, however, it is everyone's responsibility at Nokia to identify risks preventing us from reaching our objectives.

Key risks are reported to the business and Group level management to create assurance on business risks and to enable prioritization of risk management implementation at Nokia. In addition to general principles there are specific risk management policies covering, for example, treasury and customer finance risks.

Financial risks

The key financial targets for Nokia are growth, profitability, operational efficiency and a strong balance sheet. The objective for the Treasury function is twofold: to guarantee cost-efficient funding for the Group at all times, and to identify, evaluate and hedge financial risks in close co-operation with the business groups. There is a strong focus in Nokia on creating shareholder value. The Treasury function supports this aim by minimizing the adverse effects caused by fluctuations in the financial markets on the profitability of the underlying businesses and by managing the balance sheet structure of the Group.

Nokia has Treasury Centers in Geneva, Singapore/Beijing and New York/Sao Paolo, and a Corporate Treasury unit in Espoo. This international organization enables Nokia to provide the Group companies with financial services according to local needs and requirements.

The Treasury function is governed by policies approved by top management. Treasury Policy provides principles for overall financial risk management and determines the allocation of responsibilities for financial risk management in Nokia. Operating Policies cover specific areas such as foreign exchange risk, interest rate risk, use of derivative financial instruments, as well as liquidity and credit risk. Nokia is risk averse in its Treasury activities. Business Groups have detailed Standard Operating Procedures supplementing the Treasury Policy in financial risk management related issues.

a)    Market risk

Foreign exchange risk

Nokia operates globally and is thus exposed to foreign exchange risk arising from various currency combinations. Foreign currency denominated assets and liabilities together with expected cash flows from highly probable purchases and sales give rise to foreign exchange exposures. These transaction exposures are managed against various local currencies because of Nokia's substantial production and sales outside the Eurozone.

Due to the changes in the business environment, currency combinations may also change within the financial year. The most significant non-euro sales currencies during the year were US dollar (USD), Chinese yuan (CNY) and UK pound sterling (GBP). In general, depreciation of another currency relative to the euro has an adverse effect on Nokia's sales and operating profit, while appreciation of another currency has a positive effect, with the exception of Japanese yen (JPY), being the only significant foreign currency in which Nokia has more purchases than sales.

The following chart shows the break-down by currency of the underlying net foreign exchange transaction exposure as of December 31, 2005 (in some of the currencies, especially the US dollar, Nokia has both substantial sales as well as cost, which have been netted in the chart).

According to the foreign exchange policy guidelines of the Group, material transaction foreign exchange exposures are hedged. Exposures are mainly hedged with derivative financial instruments such as forward foreign exchange contracts and foreign exchange options. The majority of financial instruments hedging foreign exchange risk have a duration of less than a year. The Group does not hedge forecasted foreign currency cash flows beyond two years.

Nokia uses the Value-at-Risk ("VaR") methodology to assess the foreign exchange risk related to the Treasury management of the Group exposures. The VaR figure represents the potential fair value losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data. To correctly take into account the non-linear price function of certain derivative instruments, Nokia uses Monte Carlo simulation. Volatilities and correlations are calculated from a one-year set of daily data. The VaR figures assume that the forecasted cash flows materialize as expected. The VaR figures for the Group transaction foreign exchange exposure, including hedging transactions and Treasury exposures for netting and risk management purposes, with a one-week horizon and 95% confidence level, are shown in Table 1, below.

Table 1 Transaction foreign exchange position Value-at-Risk

VaR	2005	2004
	EURm	EURm
At December 31	12.4	12.7
Average for the year	10.2	14
Range for the year	3.3-29.3	1.6-26.9

Since Nokia has subsidiaries outside the Euro zone, the euro-denominated value of the shareholders' equity of Nokia is also exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in the Group consolidation. Nokia uses, from time to time, foreign exchange contracts and foreign currency denominated loans to hedge its equity exposure arising from foreign net investments.

Interest rate risk

The Group is exposed to interest rate risk either through market value fluctuations of balance sheet items (i.e. price risk) or through changes in interest income or expenses (i.e. re-investment risk). Interest rate risk mainly arises through interest-bearing liabilities and assets. Estimated future changes in cash flows and balance sheet structure also expose the Group to interest rate risk.

Treasury is responsible for monitoring and managing the interest rate exposure of the Group. Due to the current balance sheet structure of Nokia, emphasis is placed on managing the interest rate risk of investments.

Nokia uses the VaR methodology to assess and measure the interest rate risk in the investment portfolio, which is benchmarked against a combination of three-month and one-to-three-year investment horizon. The VaR figure represents the potential fair value losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data. For interest rate risk VaR, Nokia uses variance-covariance methodology. Volatilities and correlations are calculated from a one-year set of daily data. The VaR-based interest rate risk figures for an investment portfolio with a one-week horizon and 95% confidence level are shown in Table 2, below.

Table 2 Treasury investment portfolio Value-at-Risk

VaR	2005	2004
	EURm	EURm
At December 31	6.9	10.4
Average for the year	10.0	6.3
Range for the year	6.9-15.3	3.6-10.8

Equity price risk

Nokia has certain strategic minority investments in publicly traded companies. These investments are classified as available-for-sale. The fair value of the equity investments at December 31, 2005 was EUR 8 million (EUR 7 million in 2004).

There are currently no outstanding derivative financial instruments designated as hedges of these equity investments. The VaR figures for equity investments, shown in Table 3, below, have been calculated using the same principles as for interest rate risk.

Table 3 Equity investments Value-at-Risk

VaR	2005	2004
	EURm	EURm
At December 31	0.1	0.1
Average for the year	0.2	0.2
Range for the year	0.1-0.2	0.1-0.3

In addition to the listed equity holdings, Nokia invests in private equity through Nokia Venture Funds. The fair value of these available-for-sale equity investments at December 31, 2005 was USD 177 million (USD 142 million in 2004). Nokia is exposed to equity price risk on social security costs relating to stock compensation plans. Nokia hedges this risk by entering into cash settled equity swap and option contracts.

b)    Credit risk

Structured Finance Credit Risk

Network operators in some markets sometimes require their suppliers to arrange or provide term financing in relation to infrastructure projects. Nokia has maintained a financing policy aimed at close cooperation with banks, financial institutions and Export Credit Agencies to support selected customers in their financing of infrastructure investments. Nokia actively mitigates, market conditions permitting, this exposure by arrangements with these institutions and investors.

Credit risks related to customer financing are systematically analyzed, monitored and managed by Nokia's Customer Finance organization, reporting to the Chief Financial Officer. Credit risks are approved and monitored by Nokia's Credit Committee along principles defined in the Company's credit policy and according to the credit approval process. The Credit Committee consists of the CFO, Group Controller, Head of Group Treasury and Head of Nokia Customer Finance.

At the end of December 31, 2005, our long-term loans to customers and other third parties totaled EUR 63 million (no outstanding loans in 2004), while there was nil financial guarantees given on behalf of third parties (EUR 3 million in 2004). In addition, we had financing commitments totaling EUR 13 million, which does not, however, increase total outstanding and committed credit risk from EUR 63 million, as it is available only provided that outstanding loan EUR 56 million is repaid. Total structured financing (outstanding and committed) stood at EUR 63 million (EUR 59 million in 2004).

The term structured financing portfolio at December 31, 2005 was:

	Outstanding	Financing commitments	Total
	EURm	EURm	EURm
Total Portfolio	63	13	63

The term structured financing portfolio at December 31, 2005 mainly consists of outstanding and committed customer financing to a network operator.

Financial credit risk

Financial instruments contain an element of risk of the counterparties being unable to meet their obligations. This risk is measured and monitored by the Treasury function. The Group minimizes financial credit risk by limiting its counterparties to a sufficient number of major banks and financial institutions, as well as through entering into netting arrangements, which gives the Company the right to offset in the case that the counterparty would not be able to fulfill the obligations.

Direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The fixed income and money market investment decisions are based on strict creditworthiness criteria. The outstanding investments are also constantly monitored by the Treasury. Nokia does not expect the counterparties to default given their high credit quality.

Current Available-for-sale investments(1)(2)(3)

	Maturity date less than 12 months			Maturity date 12 months or more			Total
2005	Fair Value	Unrealized Losses	Unrealized Gains	Fair Value	Unrealized Losses	Unrealized Gains	Fair Value	Unrealized Losses	Unrealized Gains
Governments	30	—	—	3,919	(32)	2	3,949	(32)	2
Banks	2,962	(3)	—	803	(5)	1	3,765	(7)	1
Corporates	60	—	—	433	(1)	2	459	(1)	2
Asset backed securities	25	—	—	112	—	—	172	—	—

	3,077	(3)	—	5,267	(38)	5	8,345	(41)	5

2004
Governments	1,820	—	1	3,999	(14)	4	5,819	(14)	5
Banks	3,927	—	1	428	(1)	2	4,355	(1)	3
Corporates	166	—	—	302	—	10	468	—	10
Asset backed securities	—	—	—	65	—	—	65	—	—

	5,913	—	2	4,794	(15)	16	10,707	(15)	18

	2005	2004
	EURm	EURm
Fixed rate investments	7,531	10,429
Floating rate investments	814	278

Total	8,345	10,707

(1)
Available-for-sale investments are carried at fair value in 2005 and 2004.

(2)
Weighted average interest rate for current available-for-sale investments was 3.52% in 2005 and 3.63% in 2004.

(3)
Included within current Available-for-sale investments is EUR 10 million and EUR 11 million of restricted cash at December 31, 2005 and 2004, respectively.

c)     Liquidity risk

 Nokia guarantees a sufficient liquidity at all times by efficient cash management and by investing in liquid interest bearing securities. Due to the dynamic nature of the underlying business Treasury also aims at maintaining flexibility in funding by keeping committed and uncommitted credit lines available. At the end of December 31, 2005 the committed facility totaled USD 2.0 billion. The committed credit facility is intended to be used for U.S. and Euro Commercial Paper Programs back up purposes. The commitment fee on the facility is 0.045% per annum.

The most significant existing funding programs include:

          Revolving Credit Facility of USD 2,000 million, maturing in 2012

          Local commercial paper program in Finland, totaling EUR 750 million

          Euro Commercial Paper (ECP) program, totaling USD 500 million

          US Commercial Paper (USCP) program, totaling USD 500 million

None of the above programs have been used to a significant degree in 2005.

Nokia's international creditworthiness facilitates the efficient use of international capital and loan markets. The ratings of Nokia from credit rating agencies have not changed during the year. The ratings as at December 31, 2005 were:

Short-term	Standard & Poor's	A-1
	Moody's	P-1
Long-term	Standard & Poor's	A
	Moody's	A1

Hazard risk

Nokia strives to ensure that all financial, reputation and other losses to the Group and our customers are minimized through preventive risk management measures or purchase of insurance. Insurance is purchased for risks, which cannot be internally managed. Nokia's Insurance & Risk Finance function's objective is to ensure that Group's hazard risks, whether related to physical assets (e.g. buildings) or intellectual assets (e.g. Nokia) or potential liabilities (e.g. product liability) are optimally insured.

Nokia purchases both annual insurance policies for specific risks as well as multi-line and/or multi-year insurance policies, where available.

Notional amounts of derivative financial instruments(1)

	2005	2004
	EURm	EURm
Foreign exchange forward contracts(2)	29,991	10,745
Currency options bought(2)	284	715
Currency options sold(2)	165	499
Interest rate swaps	50	—
Cash settled equity options(3)	150	237
Credit default swaps(4)	—	200

(1)
Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2)
As at December 31, 2005 notional amounts include contracts amounting to EUR 2.4 billion used to hedge the shareholders' equity of foreign subsidiaries (December 31, 2004 EUR 1.6 billion).

(3)
Cash settled equity options can be used to hedge risk relating to incentive programs and investment activities.

(4)
Credit default swaps are used to selectively hedge counterparty risks involved in investment activities.

Fair values of derivatives

The net fair values of derivative financial instruments at the balance sheet date were:

	2005	2004
	EURm	EURm
Derivatives with positive fair value(1):
Forward foreign exchange contracts(2)	60	278
Currency options bought	1	14
Cash settled equity options	8	5
Derivatives with negative fair value(1):
Forward foreign exchange contracts(2)	(97)	(89)
Currency options written	—	(11)
Credit default swaps	—	(2)

(1)
Out of the forward foreign exchange contracts and currency options, fair value EUR (27) million was designated for hedges of net investment in foreign subsidiaries as at December 31, 2005 (EUR 43 million at December 31, 2004) and reported within translation differences.

(2)
Out of the foreign exchange forward contracts, fair value EUR 163 million was designated for cash flow hedges as at December 31, 2005 (EUR 14 million at December 31, 2004) and reported in fair value and other reserves.

Parent Company Financial Statements according to Finnish Accounting Standards

Profit and Loss Accounts, Parent Company, FAS

		Financial year ended December 31
	Notes	2005	2004
		EURm	EURm
Net sales		26,552	22,888
Cost of sales		(18,318)	(15,162)
Gross margin		8,234	7,726
Selling and marketing expenses		(1,228)	(982)
Research and development expenses		(3,658)	(3,587)
Administrative expenses		(680)	(666)
Other operating expenses		(304)	(63)
Other operating income		154	124
Operating profit	2, 3	2,518	2,552
Financial income and expenses
Income from long-term investments
Dividend income from Group companies		723	418
Dividend income from other companies		1	23
Interest income from Group companies		3	6
Other interest and financial income
Interest income from Group companies		221	169
Interest income from other companies		4	—
Other financial income from other companies		2	21
Exchange gains and losses		(241)	117
Interest expenses and other financial expenses
Interest expenses to Group companies		(159)	(65)
Interest expenses to other companies		(5)	(2)
Other financial expenses		(5)	(10)

Financial income and expenses, total		544	677
Profit before extraordinary items and taxes		3,062	3,229
Extraordinary items
Group contributions		(16)	12

Extraordinary items, total		(16)	12
Profit before taxes		3,046	3,241
Income taxes
for the year		(648)	(826)
from previous years		24	19

Net profit		2,422	2,434

See Notes to the financial statements of the parent company.

Balance Sheets, Parent Company, FAS

		Financial year ended December 31
	Notes	2005	2004
		EURm	EURm
ASSETS
Fixed assets and other non-current assets
Intangible assets	4
Capitalized development costs		260	328
Intangible rights		55	59
Other long-term expenses		4	—

		319	387
Tangible assets	5	—	—
Investments
Investments in subsidiaries	6	3,565	3,597
Investments in associated companies	6	7	5
Long-term loan receivables from Group companies		45	140
Long-term loan receivables from other companies		63	38
Other non-current assets	7	5	7

		3,685	3,787
Current assets
Inventories and work in progress
Raw materials and supplies		146	102
Work in progress		223	84
Finished goods		315	284
Prepaid inventories		—	2

		684	472
Receivables
Trade debtors from Group companies		1,588	633
Trade debtors from other companies		1,632	1,523
Short-term loan receivables from Group companies		11,752	12,704
Short-term loan receivables from other companies		13	6
Prepaid expenses and accrued income from Group companies		148	71
Prepaid expenses and accrued income from other companies		946	576

		16,079	15,513
Bank and cash		32	75

		20,799	20,234

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	8
Share capital		266	280
Share issue premium		2,246	2,230
Treasury shares	8	(3,614)	(2,012)
Retained earnings	9	6,107	7,729
Net profit for the year	8, 9	2,422	2,434

		7,427	10,661
Liabilities
Short-term liabilities
Current finance liabilities from Group companies		9,515	6,436
Current finance liabilities from other companies		—	2
Advance payments from other companies		121	133
Trade creditors to Group companies		918	634
Trade creditors to other companies		1,170	902
Accrued expenses and prepaid income to Group companies		2	76
Accrued expenses and prepaid income to other companies		1,646	1,390

		13,372	9,573

		20,799	20,234

See Notes to the financial statements of the parent company.

Cash Flow Statements, Parent Company, FAS

		Financial year ended December 31
	Notes	2005	2004
		EURm	EURm
Cash flow from operating activities
Net profit		2,422	2,434
Adjustments, total	13	526	539

Net profit before change in net working capital		2,948	2,973
Change in net working capital	13	(655)	679

Cash generated from operations		2,293	3,652
Interest received		227	175
Interest paid		(163)	(70)
Other financial income and expenses		(49)	133
Income taxes paid		(858)	(928)

Cash flow before extraordinary items		1,450	2,962
Extraordinary income and expenses		12	93

Net cash from operating activities		1,462	3,055
Cash flow from investing activities
Investments in shares		(8)	(398)
Additions to capitalized development costs		(153)	(101)
Capital expenditures		(29)	(39)
Proceeds from sale of shares		10	346
Long-term loans made to customers		(56)	(1)
Proceeds from repayment and sale of long term loans receivable		—	365
Proceeds from other long-term receivables		98	13
Payments of short-term receivables		723	(2,880)
Dividends received		714	366

Net cash from (used in) investing activities		1,299	(2,329)
Cash flow from financing activities
Proceeds from share issue		2	—
Proceeds from borrowings		2,927	3,333
Repayment of borrowings		(4)	(23)
Purchase of treasury shares		(4,266)	(2,660)
Dividends paid		(1,463)	(1,399)
Support to the Foundation of Nokia Corporation		—	(5)

Net cash used in financing activities		(2,804)	(754)
Net decrease in cash and cash equivalents		(43)	(28)
Cash and cash equivalents at beginning of period		75	103

Cash and cash equivalents at end of period		32	75

See Notes to the financial statements of the parent company.

Notes to the Financial Statements of the Parent Company

1. Accounting principles

 The Parent company Financial Statements are prepared according to Finnish Accounting Standards (FAS).

See Note 1 to Notes to the consolidated financial statements.

2. Personnel expenses

	2005	2004
	EURm	EURm
Wages and salaries	1,288	1,172
Pension expenses	179	162
Other social expenses	82	80

Personnel expenses as per profit and loss account	1,549	1,414

Management remuneration

CEO and Chairman, and President

The following table depicts the base salary and cash incentive payments information awarded to the Chief Executive Officer and Chairman, and the President of Nokia Corporation for fiscal years 2003–2005 as well as the share-based compensation expense relating to equity-based awards, expensed by the Group.

	2005			2004			2003
	Base salary	Cash incentive payments	Share-based compensation expense	Base salary	Cash incentive payments	Share-based compensation expense	Base salary	Cash incentive payments	Share-based compensation expense
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Jorma Ollila CEO and Chairman	1,500,000	3,212,037	3,389,994	1,475,238	1,936,221	2,109,863	1,400,000	2,253,192	1,028,775
Olli-Pekka Kallasvuo President since October 1, 2005	623,524	947,742	666,313	584,000	454,150	394,979	575,083	505,724	154,316
Pekka Ala-Pietilä President until October 1, 2005(1)	717,000	946,332	745,733	717,000	479,509	493,556	711,279	520,143	218,615

(1)
Pekka Ala-Pietilä served as the President of the Group and member of the Group Executive Board until he resigned from these positions effective October 1, 2005. As of this date Mr. Ala-Pietilä held the role of Executive Advisor until January 31, 2006, when he ceased employment with the Group. For 2006, based on these advisory services, Mr. Ala-Pietilä received a total payment of EUR 101,717. Based on the service contract, Pekka Ala-Pietilä is entitled to receive a payment of EUR 956,000 in 2006 for his commitments during 2006.

Total remuneration of the Group Executive Board awarded for the fiscal years ended 2003-2005 was EUR 14,684,602 in 2005 (EUR 13,594,942 in 2004 and EUR 10,859,644 in 2003), which consisted of base salaries and cash incentive payments. Total share-based compensation expense relating to equity-based awards, expensed by the Group was EUR 8,295,227 in 2005 (EUR 4,763,545 in 2004 and EUR 1,776,736 in 2003).

Board of Directors

The following table depicts the annual remuneration structure paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years. Since the fiscal year 1999, approximately 60% of each Board member's annual fee has been paid in cash with the balance in Nokia Corporation shares acquired from the market.

	Chairman		Vice Chairman		Other Members
Year	Gross annual fee	Shares received(1)	Gross annual fee	Shares received(1)	Gross annual fee	Shares received(1)	Additional annual fees
	EUR		EUR		EUR
2003	150,000	4,032	125,000	3,360	100,000	2,688	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000
2004	150,000	4,834	125,000	4,028	100,000	3,223	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000
2005	165,000	5,011	137,500	4,175	110,000	3,340	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000;
							Each other member of the Audit Committee, EUR 10,000

(1)
As part of the gross annual fee for that year.

The following table depicts the total annual remuneration paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years.

	Gross annual fee*
	2005	2004	2003
	EUR	EUR	EUR
Board of Directors
Jorma Ollila Chairman and CEO(1)	165,000	150,000	150,000
Paul Collins Vice Chairman	162,500(2)	150,000(2)	150,000(2)
Georg Ehrnrooth	120,000(3)	100,000	100,000
Daniel R. Hesse	110,000	—	—
Dr. Bengt Holmström	110,000	100,000	100,000
Per Karlsson	135,000(4)	125,000(4)	125,000
Edouard Michelin	110,000	—	—
Dame Marjorie Scardino	110,000	100,000	100,000
Vesa Vainio	120,000(5)	100,000	100,000
Arne Wessberg	120,000(6)	100,000	100,000
Former Board Member:
Robert F.W. van Oordt	—	—	125,000(7)

(1)
In addition to the fee as the Chairman of the Board, Jorma Ollila receives compensation for his services as the CEO of Nokia Corporation. This annual cash compensation is presented in the table "CEO and Chairman, and President" above.

(2)
The 2005 fee of Paul Collins amounts to a total of EUR 162,500, consisting of a fee of EUR 137,500 for services as Vice Chairman of the Board and EUR 25,000 for services as Chairman of the Personnel Committee. Each 2004 and 2003 fees of Mr. Collins amounted to a total of EUR 150,000, consisting of a fee of EUR 125,000 for services as Vice Chairman of the Board and EUR 25,000 for services as Chairman of the Personnel Committee. As part of the total remuneration, Mr. Collins has received a total of 4,935 Nokia shares in 2005, 4,834 Nokia shares in 2004 and 4,032 Nokia shares in 2003.

(3)
The 2005 fee of Georg Ehrnrooth amounts to a total of EUR 120,000 consisting of a fee of EUR 110,000 for services as a member of the Board and EUR 10,000 for services as a member of the Audit Committee. As part of the total remuneration, Mr. Ehrnrooth has received a total of 3,644 Nokia shares.

(4)
The 2005 fee of Per Karlsson amounts to a total of EUR 135,000, consisting of a fee of EUR 110,000 for services as Member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. The 2004 fee of Mr. Karlsson amounted to a total of EUR 125,000, consisting of a fee of EUR 100,000 for services as member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. As part of the total remuneration, Mr. Karlsson has received a total of 4,100 Nokia shares in 2005 and 4,029 Nokia shares in 2004.

(5)
The 2005 fee of Vesa Vainio amounts to a total of EUR 120,000 consisting of a fee of EUR 110,000 for services as a member of the Board and EUR 10,000 for services as a member of the Audit Committee. As part of the total remuneration, Mr. Vainio has received a total of 3,644 Nokia shares.

(6)
The 2005 fee of Arne Wessberg amounts to a total of EUR 120,000 consisting of a fee of EUR 110,000 for services as a member of the Board and EUR 10,000 for services as a member of the Audit Committee. As part of the total remuneration, Mr. Wessberg has received a total of 3,644 Nokia shares.

(7)
The 2003 fee of Robert F.W. van Oordt amounted to a total of EUR 125,000, consisting of a fee of EUR 100,000 for services as Member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. As part of the total remuneration, Mr. van Oordt received a total of 3,360 Nokia shares.

*
In case a Board member's gross annual fee does not include any additional annual fees, the number of shares received as part of gross annual fee for that year is presented in the "Shares received" column on the table on page 76.

Retirement benefits of certain Group Executive Board Members

Jorma Ollila and Olli-Pekka Kallasvuo can as part of their service contract retire at the age of 60 with full retirement benefit, should they be employed by Nokia at the time. The full retirement benefit is calculated as if the executive had continued his service with Nokia through the statutory retirement age of 65. Mr. Ollila's service contract will terminate as of June 1, 2006. Following the current contract, he will not be eligible to receive any additional retirement benefits from Nokia after that date. Pekka Ala-Pietilä had an equal retirement arrangement during his employment at Nokia and he will not receive any additional retirement benefits from Nokia after termination of employment. Hallstein Moerk, following his arrangement with a previous employer, has a retirement benefit of 65% of his pensionable salary beginning at the age of 62. Early retirement is possible at the age of 55 with reductions in benefits.

Simon Beresford-Wylie participates in the Nokia International Employee Benefit Plan (NIEBP). The NIEBP is a defined contribution retirement arrangement provided to some Nokia employees on international assignments. The contributions to NIEBP are funded two-thirds by Nokia and one-third by the employee. Because Mr. Beresford-Wylie also participates in the Finnish TEL system, the company contribution to NIEBP is 1.3% of annual earnings.

Personnel average	2005	2004
Production	5,984	5,029
Marketing	1,326	1,609
R&D	13,149	12,861
Administration	3,152	3,292

	23,611	22,791

Personnel, December 31	23,509	22,990

3. Depreciation and amortization

	2005	2004
	EURm	EURm
Depreciation and amortization by asset class category
Intangible assets
Capitalized development costs	221	290
Intangible rights	28	31
Tangible assets	—	—

Total	249	321

Depreciation and amortization by function
R&D	232	298
Production	1	—
Selling, marketing and administration	16	23

Total	249	321

4. Intangible assets

	2005	2004
	EURm	EURm
Capitalized development costs
Acquisition cost January 1	1,394	1,416
Additions	153	101
Disposals	(30)	(123)
Accumulated amortization December 31	(1,257)	(1,066)

Net carrying amount December 31	260	328

Intangible rights
Acquisition cost January 1	290	256
Additions	25	40
Disposals	(4)	(4)
Accumulated amortization December 31	(256)	(233)

Net carrying amount December 31	55	59

Other intangible assets
Acquisition cost January 1	3	3
Additions	4	—
Accumulated amortization December 31	(3)	(3)

Net carrying amount December 31	4	—

5. Tangible assets

 At the end of 2005 and 2004 the parent company had no tangible assets. These assets were leased from Nokia Asset Management Oy, a company wholly owned by Nokia Corporation.

6. Investments

	2005	2004
	EURm	EURm
Investments in subsidiaries
Acquisition cost January 1	3,597	3,540
Additions	65	68
Disposals	(97)	(11)

Net carrying amount December 31	3,565	3,597

Investments in associated companies
Acquisition cost January 1	5	4
Additions	2	1
Disposals	—	—

Net carrying amount December 31	7	5

7. Other non-current assets

	2005	2004
	EURm	EURm
Investments in other shares
Acquisition cost January 1	7	17
Additions	4	334
Disposals	(6)	(344)

Net carrying amount December 31	5	7
Other investments	—	—

	5	7

8. Shareholders' equity

	Share capital	Share issue premium	Treasury shares	Retained earnings	Total
Parent Company, EURm
Balance at December 31, 2002	287	2,182	—	9,401	11,870

Share issue	1	40			41
Acquisitions of treasury shares			(1,351)		(1,351)
Dividend				(1,339)	(1,339)
Net profit				3,070	3,070

Balance at December 31, 2003	288	2,222	(1,351)	11,132	12,291

Share issue					—
Cancellation of treasury shares	(8)	8	1,999	(1,999)	—
Acquisitions of treasury shares			(2,660)		(2,660)
Dividend				(1,399)	(1,399)
Support to the Foundation of Nokia Corporation				(5)	(5)
Net profit				2,434	2,434

Balance at December 31, 2004	280	2,230	(2,012)	10,163	10,661

Share issue		2			2
Cancellation of treasury shares	(14)	14	2,664	(2,664)	—
Acquisitions of treasury shares			(4,266)		(4,266)
Dividend				(1,463)	(1,463)
Adoption of IAS 39(R)				71	71
Net profit				2,422	2,422

Balance at December 31, 2005	266	2,246	(3,614)	8,529	7,427

9. Distributable earnings

	2005	2004
	EURm	EURm
Retained earnings from previous years	6,107	7,729
Net profit for the year	2,422	2,434

Retained earnings, total	8,529	10,163
Treasury shares	(3,614)	(2,012)

Distributable earnings, December 31	4,915	8,151

10. Commitments and contingencies

	2005	2004
	EURm	EURm
Contingent liabilities on behalf of Group companies
Guarantees for loans	125	173
Leasing guarantees	357	246
Other guarantees	274	244
Contingent liabilities on behalf of other companies
Guarantees for loans	—	3
Other guarantees	1	1

11. Leasing contracts

 At December 31, 2005 the leasing contracts of the Parent Company amounted to EUR 464 million (EUR 491 million in 2004), of which EUR 425 million in 2005 relate to Group internal agreements. EUR 445 million will expire in 2006 (EUR 473 million in 2005).

12. Related party transactions

 Nokia Pension Foundation is a separate legal entity that manages and holds in trust the assets of the Company's Finnish employees benefit plans; these assets include 0.009% of Nokia shares.

There were no loans granted to the members of the Group Executive Board and Board of Directors at December 31, 2005.

13. Notes to cash flow statements

	2005	2004
	EURm	EURm
Adjustments for:
Depreciation	250	321
Income taxes	624	807
Financial income and expenses	(544)	(677)
Impairment of fixed assets	—	102
Impairment of non-current available-for-sale investments	(5)	—
Other operating income and expenses	201	(14)

Adjustments, total	526	539

Change in net working capital
Short-term trade receivables, increase (-), decrease (+)	(1,471)	682
Inventories, increase (-), decrease (+)	(212)	(67)
Interest-free short-term liabilities, increase (+), decrease (-)	1,028	64

Change in net working capital	(655)	679

14. Principal Nokia Group companies on December 31, 2005

 See Note 37 to Notes to the consolidated financial statements.

15. Nokia Shares and Shareholders

 See Nokia Shares and Shareholders pages 83-88.

Nokia shares and shareholders

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one (1) vote at General Meetings of Nokia. The par value of the share is EUR 0.06.

The minimum share capital stipulated in the Articles of Association is EUR 170 million and the maximum share capital EUR 680 million. The share capital may be increased or reduced within these limits without amending the Articles of Association.

On December 31, 2005, the share capital of Nokia Corporation was EUR 266,033,192.40 and the total number of shares was 4,433,886,540.

On December 31, 2005, the total number of shares included 261,511,283 shares owned by the Group companies with an aggregate par value of EUR 15,690,676.98 representing approximately 5.9% of the share capital and the total voting rights.

Share Capital and Shares Dec. 31, 2005	2005	2004	2003	2002	2001
Share capital, EURm	266	280	288	287	284

Shares (1,000, par value EUR 0.06)	4,433,887	4,663,761	4,796,292	4,787,907	4,737,530

Shares owned by the Group (1,000)	261,511	176,820	96,024	1,145	1,228

Number of shares excluding shares owned by the Group (1,000)	4,172,376	4,486,941	4,700,268	4,786,762	4,736,302

Average number of shares excluding shares owned by the Group during the year (1,000), basic	4,365,547	4,593,196	4,761,121	4,751,110	4,702,852

Average number of shares excluding shares owned by the Group during the year (1,000), diluted	4,371,239	4,600,337	4,761,160	4,788,042	4,787,219

Number of registered shareholders(1)	126,352	142,095	133,991	129,508	116,352

(1)
Each account operator is included in the figure as only one registered shareholder.

Key Ratios December 31, 2005, IFRS(1) (calculation see page 91)	2005		2004 As revised	2003 As revised	2002	2001
Earnings per share from net profit, EUR
Earnings per share, basic	0.83		0.69	0.74	0.71	0.47
Earnings per share, diluted	0.83		0.69	0.74	0.71	0.46

P/E Ratio	18.61		16.84	18.53	21.34	61.60

(Nominal) dividend per share, EUR	0.37	*	0.33	0.30	0.28	0.27
Total dividends paid, EURm(2)	1,641	*	1,539	1,439	1,341	1,279
Payout ratio	0.45	*	0.48	0.41	0.39	0.57

Dividend yield, %	2.4		2.8	2.2	1.8	0.9

Shareholders' equity per share, EUR	2.91		3.17	3.22	2.98	2.58
Market capitalization, EURm(3)	64,463		52,138	65,757	72,537	137,163

*
Board's proposal.

(1)
2004 and 2003 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39(R). 2002 and 2001 data has not been adjusted from that reported in prior years, and therefore is not always comparable with data for the years 2003 to 2005.

(2)
Calculated for all the shares of the company as of the applicable year-end.

(3)
Shares owned by the Group companies are not included.

Splits of the par value of the Nokia share	Par value before	Split ratio	Par value after	Effective date
1986	FIM 100 (EUR 16.82)	5:1	FIM 20 (EUR 3.36)	December 31, 1986
1995	FIM 20 (EUR 3.36)	4:1	FIM 5 (EUR 0.84)	April 24, 1995
1998	FIM 5 (EUR 0.84)	2:1	FIM 2.5 (EUR 0.42)	April 16, 1998
1999	FIM 2.5 (EUR 0.42)	2:1	EUR 0.24 (1)	April 12, 1999
2000	EUR 0.24	4:1	EUR 0.06	April 10, 2000

(1)
At the same time with a bonus issue of EUR 0.03 per each share of a par value of EUR 0.24.

Authorizations

Authorization to increase the share capital

The Board of Directors had been authorized by Nokia shareholders at the Annual General Meeting held on March 25, 2004 to decide on an increase of the share capital by a maximum of EUR 55,500,000 offering a maximum of 925,000,000 new shares. In 2005, the Board of Directors did not increase the share capital on the basis of this authorization. The authorization expired on March 25, 2005.

At the Annual General Meeting held on April 7, 2005 Nokia shareholders authorized the Board of Directors to decide on an increase of the share capital by a maximum of EUR 53,160,000 within one year from the resolution of the Annual General Meeting. The increase of the share capital may consist of one or more issues offering a maximum of 886,000,000 new shares with a par value of EUR 0.06 each. The share capital may be increased in deviation from the shareholders' pre-emptive rights for share subscription provided that from the company's perspective important financial grounds exist such as financing or carrying out of an acquisition or another arrangement or granting incentives to selected members of the personnel. In 2005, the Board of Directors did not increase the share capital on the basis of this authorization. The authorization is effective until April 7, 2006.

At the end of 2005, the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.

The Board of Directors proposes to the Annual General Meeting convening on March 30, 2006 that the Board of Directors be authorized to resolve to increase the share capital of the company by issuing new shares, stock options or convertible bonds in one or more issues. The increase of the share capital through issuance of new shares, subscription of shares pursuant to stock options and conversion of convertible bonds into shares, may amount to a maximum of EUR 48,540,000 in total.

As a result of share issuance, subscription of shares pursuant to stock options and conversion of convertible bonds into shares an aggregate maximum of 809,000,000 new shares with a par value of EUR 0.06 may be issued. The authorization is proposed to be effective until March 30, 2007, or in the event that the new Companies Act has been approved by the time of the Annual General Meeting, and enters into force latest on March 30, 2007, this authorization is proposed to be effective until June 30, 2007.

Other authorizations

At the Annual General Meeting held on March 25, 2004, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 230 million Nokia shares. In 2005 Nokia repurchased 54 million Nokia shares on the basis of this authorization.

At the Annual General Meeting held on April 7, 2005, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 443,200,000 Nokia shares, representing less than 10% of the share capital and the total voting rights, and to resolve on the disposal of a maximum of 443,200,000 Nokia shares. In 2005, a total of 261,010,000 Nokia shares were repurchased under this buy-back authorization, as a result of which the unused authorization amounted to 182,190,000 shares on December 31, 2005. No shares were disposed of in 2005 under the respective authorization. The shares may be repurchased under the buy-back authorization in order to carry out the company's stock repurchase plan. In addition, the shares may be repurchased in order to develop the capital structure of the company, to finance or carry out acquisitions or other arrangements, to settle the company's equity-based incentive plans, to be transferred for other purposes, or to be cancelled. The authorization to dispose of the shares may be carried out pursuant to terms determined by the Board in connection with acquisitions or in other arrangements or for incentive purposes to selected members of the personnel. The Board may resolve to dispose the shares in another proportion than that of the shareholders' pre-emptive rights to the company's shares, provided that from the company's perspective important financial grounds exist for such disposal. These authorizations are effective until April 7, 2006.

The Board of Directors proposes to the Annual General Meeting convening on March 30, 2006 that the Board of Directors be authorized to repurchase a maximum of 405 million Nokia shares by using unrestricted shareholders' equity. Further, the Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to resolve to dispose a maximum of 405 million Nokia shares. These authorizations are proposed to be effective until March 30, 2007, or in the event that the new Companies Act has been approved by the time of the Annual General Meeting, and enters into force latest on March 30, 2007, these authorizations are proposed to be effective until June 30, 2007.

Share and bonus issues 2001–2005

Year	Type of Issue	Subscription price or amount of bonus issue	Number of new shares (1,000)	Date of payment	Net proceeds	New share capital
		EUR			EURm	EURm
2001	Nokia Stock Option Plan 1995	1.77	1,682	2001	2.97	0.10
	Nokia Stock Option Plan 1997	3.23	20,993	2001	67.81	1.26
	Nokia Stock Option Plan 1999	16.89	382	2001	6.46	0.02
	Share issue to stockholders of Amber Networks, Inc.	20.77	18,329	2001	380.72	1.10

	Total		41,386		457.96	2.48

2002	Nokia Stock Option Plan 1997	3.23	50,357	2002	162.50	3.02
	Nokia Stock Option Plan 1999	16.89	20	2002	0.33	0.00

	Total		50,377		162.83	3.02

2003	Nokia Stock Option Plan 1997	3.23	7,160	2003	23.11	0.43
	Share issue to stockholders of Eizel Technologies Inc.	14.76	1,225	2003	18.08	0.07

	Total		8,385		41.19	0.50

2004	Nokia Stock Option Plan 1999	16.89	5	2004	0.09	0.00

	Total		5		0.09	0.00

2005	Nokia Stock Option Plan 2003 2Q	14.95	61	2005	0.91	0.00
	Nokia Stock Option Plan 2003 3Q	12.71	6	2005	0.08	0.00
	Nokia Stock Option Plan 2004 2Q	11.79	55	2005	0.65	0.00
	Nokia Stock Option Plan 2004 3Q	9.44	3	2005	0.02	0.00

	Total		125		1.66	0.01

Reductions of share capital

Type of reduction	Year	Number of shares (1,000, par value EUR 0.06)	Amount of reduction of the share capital	Amount of reduction of the restricted capital	Amount of reduction of the retained earnings
			EURm	EURm	EURm
Cancellation of shares	2001	69	0.004	—	—

Cancellation of shares	2004	132,536	7.95	—	—

Cancellation of shares	2005	230,000	13.80	—	—

Share turnover (all stock exchanges)

	2005	2004	2003	2002	2001
Share turnover (1,000)	12,977,232	14,091,430	11,788,172	12,926,683	11,457,748
Total number of shares (1,000)	4,433,887	4,663,761	4,796,282	4,787,907	4,737,530
% of total number of shares	293	302	246	270	242

Share prices, EUR (Helsinki Stock Exchange)

	2005	2004	2003	2002	2001
Low/high	10.75/15.75	8.97/18.79	11.44/16.16	11.10/29.45	14.35/46.50
Average(1)	13.20	12.84	14.12	18.13	24.57
Year-end	15.45	11.62	13.71	15.15	28.96

(1)
Calculated by weighting average price with daily volumes.

Share prices, USD (New York Stock Exchange)

	2005	2004	2003	2002	2001
ADS
Low/high	13.92/18.62	11.03/23.22	12.67/18.45	10.76/26.90	12.95/44.69
Average(1)	16.39	15.96	15.99	16.88	24.84
Year-end	18.30	15.67	17.00	15.50	24.53

(1)
Calculated by weighting average price with daily volumes.

Shareholders, December 31, 2005

Shareholders registered in Finland represent 14.62% and shareholders registered in the name of a nominee represent 85.38% of the total number of shares of Nokia Corporation. The number of registered shareholders was 126,352 on December 31, 2005. Each account operator (23) is included in this figure as only one registered shareholder.

Nominee registered shareholders include holders of American Depositary Receipts (ADR) and Svenska Depåbevis (SDB). As of December 31, 2005 ADRs represented 28.55% and SDBs 2.80% of the total number of shares in Nokia.

Largest shareholders registered in Finland, December 31, 2005

(excluding nominee registered shares and shares owned by Nokia Corporation(1))	Total number of shares (1,000)	% of all the shares	% of voting rights(2)
Svenska Litteratursällskapet i Finland rf	20,611	0.46	0.49
Sigrid Jusélius Foundation	15,300	0.35	0.37
Ilmarinen Mutual Pension Insurance Company	14,347	0.32	0.34
BNP Arbitrage	9,205	0.21	0.22
Varma Mutual Pension Insurance Company	7,400	0.17	0.18
The State Pension Fund	6,000	0.14	0.14
The Finnish Cultural Foundation	5,049	0.11	0.12
The Social Insurance Institution of Finland	4,289	0.10	0.10
The Finnish National Fund for Research and Development (Sitra)	3,885	0.09	0.09
Samfundet Folkhälsan i Svenska Finland rf	3,708	0.08	0.09

(1)
Nokia Corporation owned 261,010,000 shares as of December 31, 2005.

(2)
261,511,283 shares owned by the Group companies as of December 31, 2005 do not carry voting rights.

Breakdown of share ownership, Dec. 31, 2005(1)

By number of shares owned	Number of shareholders	% of shareholders	Total number of shares	% of share capital
1–100	43,207	34.20	2,633,231	0.06
101–1,000	58,260	46.11	23,369,330	0.53
1,001–10,000	20,747	16.42	65,126,019	1.47
10,001–100,000	3,782	2.99	97,974,123	2.21
100,001–500,000	278	0.22	55,476,904	1.25
500,001–1,000,000	35	0.03	23,971,760	0.54
1,000,001–5,000,000	29	0.02	61,302,725	1.38
Over 5,000,000	14	0.01	4,104,032,448	92.56

Total	126,352	100.00	4,433,886,540	100.00

By nationality, %	Shares
Non-Finnish shareholders	85.38
Finnish shareholders	14.62

Total	100.00

By shareholder category (Finnish shareholders), %	Shares
Corporations	6.43
Households	4.15
Financial and insurance institutions	0.74
Non-profit organizations	2.10
General government	1.20

Total	14.62

(1)
Please note that the breakdown covers only shareholders registered in Finland, and each account operator (23) is included in the number of shareholders as only one registered shareholder. Due to this, the breakdown is not illustrative to the entire shareholder base of Nokia.

Shares and stock options owned by the members of the Board of Directors and the Group Executive Board

Members of the Board of Directors and the Group Executive Board owned on December 31, 2005 an aggregate of 632,733 shares representing approximately 0.02% of the aggregate number of shares and voting rights. They also owned stock options, which, if exercised in full, would be exercisable for 6,626,157 shares representing approximately 0.16% of the total number of shares and voting rights on December 31, 2005.

NOKIA GROUP 2001–2005, IFRS

	2005	2004 As revised*	2003 As revised*	2002**	2001**
Profit and loss account, EURm
Net sales	34,191	29,371	29,533	30,016	31,191
Cost and expenses	(29,552)	(25,045)	(24,573)	(25,236)	(27,829)
Operating profit	4,639	4,326	4,960	4,780	3,362
Share of results of associated companies	10	(26)	(18)	(19)	(12)
Financial income and expenses	322	405	352	156	125
Profit before tax	4,971	4,705	5,294	4,917	3,475
Tax	(1,281)	(1,446)	(1,697)	(1,484)	(1,192)
Profit before minority interests	3,690	3,259	3,597	3,433	2,283
Minority interests	(74)	(67)	(54)	(52)	(83)

Profit attributable to equity holders of the parent	3,616	3,192	3,543	3,381	2,200

Balance sheet items, EURm
Fixed assets and other non-current assets	3,347	3,161	3,837	5,742	6,912
Current assets	18,951	19,508	20,083	17,585	15,515
Inventories	1,668	1,305	1,169	1,277	1,788
Accounts receivable and prepaid expenses	7,373	6,406	6,802	6,957	7,602
Available-for-sale investments	—	255	816	—	—
Total cash and other liquid assets	9,910	11,542	11,296	9,351	6,125
Total equity	12,360	14,399	15,312	14,454	12,401
Capital and reserves attributable to equity holders of the parent	12,155	14,231	15,148	14,281	12,205
Minority interests	205	168	164	173	196
Long-term liabilities	268	294	328	461	460
Long-term interest-bearing liabilities	21	19	20	187	207
Deferred tax liabilities	151	179	241	207	177
Other long-term liabilities	96	96	67	67	76
Current liabilities	9,670	7,976	8,280	8,412	9,566
Short-term borrowings	377	215	387	377	831
Current portion of long-term loans	—	—	84	—	—
Accounts payable	3,494	2,669	2,919	2,954	3,074
Accrued expenses	3,320	2,604	2,468	2,611	3,477
Provisions	2,479	2,488	2,422	2,470	2,184

Total assets	22,298	22,669	23,920	23,327	22,427

*
2004 and 2003 financial statements now reflect the retrospective implementation of IFRS 2 and IAS 39(R).

**
2002 and 2001 data has not been adjusted from that reported in prior years, and therefore is not always comparable with data for years 2003 to 2005.

NOKIA GROUP 2001–2005, IFRS

Key ratios and economic indicators*	2005		2004 As revised	2003 As revised	2002	2001
Net sales, EURm	34,191		29,371	29,533	30,016	31,191
Change, %	16.4		(0.5)	(1.6)	(3.8)	2.7
Exports and foreign subsidiaries, EURm	33,860		28,914	29,107	29,663	30,738
Salaries and social expenses, EURm(1)	3,877		3,492	3,067	3,140	3,235
Operating profit, EURm	4,639		4,326	4,960	4,780	3,362
% of net sales	13.6		14.7	16.8	15.9	10.8
Financial income and expenses, EURm	322		405	352	156	125
% of net sales	0.9		1.4	1.2	0.5	0.4
Profit before tax, EURm	4,971		4,705	5,294	4,917	3,475
% of net sales	14.5		16.0	17.9	16.4	11.1
Profit from continuing operations, EURm	3,616		3,192	3,543	3,381	2,200
% of net sales	10.6		10.9	12.0	11.3	7.1
Taxes, EURm	1,281		1,446	1,699	1,484	1,192
Dividends, EURm	1,641	**	1,539	1,439	1,340	1,279
Capital expenditure, EURm	607		548	432	432	1,041
% of net sales	1.8		1.9	1.5	1.4	3.3
Gross investments***, EURm	870		1,197	1,013	966	2,149
% of net sales	3.1		4.1	3.4	3.2	6.9
R&D expenditure, EURm	3,825		3,776	3,788	3,052	2,985
% of net sales	11.2		12.9	12.8	10.2	9.6
Average personnel	56,896		53,511	51,605	52,714	57,716
Non-interest bearing liabilities, EURm	9,389		7,857	8,117	8,309	8,988
Interest-bearing liabilities, EURm	398		234	491	564	1,038
Return on capital employed, %	36.7		31.5	34.3	35.3	27.9
Return on equity, %	27.4		21.7	24.1	25.5	19.1
Equity ratio, %	56.1		64.4	64.8	62.5	56.0
Net debt to equity, %	(77)		(79)	(71)	(61)	(41)

*
2004 and 2003 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39(R). 2002 and 2001 data has not been adjusted from that reported in prior years, and therefore is not always comparable with data for the years 2003 to 2005.

**
Board's proposal

***
Includes acquisitions, investments in shares and capitalized development costs.

(1)
Includes share-based compensation. See Note 5.

Calculation of Key Ratios, see pages 91-92.

Calculation of Key Ratios

Key ratios under IFRS

Operating profit
Profit after depreciation

Shareholders' equity
Share capital + reserves attributable to equity holders of the parent

Earnings per share
Profit attributable to equity holders of the parent
Average of adjusted number of shares during the year

P/E ratio
Adjusted share price, December 31
Earnings per share

Dividend per share
Nominal dividend per share
The adjustment coefficients of the share issues that have
taken place during or after the year in question

Payout ratio
Dividend per share
Earnings per share

Dividend yield, %
Nominal dividend per share
Share price

Shareholders' equity per share
Capital and reserves attributable to equity holders of the parent
Adjusted number of shares at year end

Market capitalization
Number of shares × share price per share class

Adjusted average share price
Amount traded, in EUR, during the period
Adjusted number of shares traded during the period

Share turnover, %
Number of shares traded during the period
Average number of shares during the period

Return on capital employed, %
Profit before taxes + interest and other net financial expenses
Average capital and reserves attributable to equity holders of the parent
+ short-term borrowings + long-term interest-bearing liabilities (including the current portion thereof) + minority shareholders' interests

Return on shareholders' equity, %
Profit attributable to the equity holders of the parent
Average capital and reserves attributable to equity holders of the parent during the year

Equity ratio, %
Capital and reserves attributable to equity holders of the parent
+ minority shareholders' interests
Total assets-advance payments received

Net debt to equity (gearing), %
Long-term interest-bearing liabilities (including the current portion thereof)
+ short-term borrowings-cash and other liquid assets
Capital and reserves attributable to the equity holders of the parent
+ minority shareholders' interests

Year-end currency rates

2005
1 EUR =
USD	1.1972
GBP	0.6784
SEK	9.4326
JPY	139.29

Proposal by the Board of Directors to the Annual General Meeting

The distributable earnings in the balance sheet of the Group amount to EUR 9,453 million and those of the Company to EUR 4,915 million.

The Board proposes that from the funds at the disposal of the Annual General Meeting, a dividend of EUR 0.37 per share is to be paid out on a total of 4,433,886,540 shares, amounting to EUR 1,641 million.

Espoo, January 26, 2006

Jorma Ollila Chairman and CEO	Paul J. Collins
Georg Ehrnrooth	Daniel R. Hesse	Bengt Holmström
Per Karlsson	Edouard Michelin	Marjorie Scardino
Vesa Vainio	Arne Wessberg

Olli-Pekka Kallasvuo
President and COO

AUDITORS' REPORT TRANSLATION

To the shareholders of Nokia Oyj

We have audited the accounting records, the financial statements and the administration of Nokia Oyj for the period 1.1.—31.12.2005. The Board of Directors and the Managing Director have prepared the report of the Board of Directors and the consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the EU and the parent company's financial statements prepared in accordance with prevailing regulations in Finland, that includes parent company's balance sheet, income statement, cash flow statement and the notes to the financial statements. Based on our audit, we express an opinion on the consolidated financial statements, the parent company's financial statements and on the administration of the parent company.

We have conducted the audit in accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. The purpose of our audit of administration is to examine that the members of the Board of Directors and the Managing Director of the parent company have legally complied with the rules of the Companies' Act.

Consolidated financial statements

In our opinion the consolidated financial statements give a true and fair view, as referred to in the International Financial Reporting Standards as adopted by the EU and defined in the Finnish Accounting Act, of the consolidated results of operations as well as of the financial position. The consolidated financial statements can be adopted.

Parent company's financial statements and administration

In our opinion the parent company's financial statements have been prepared in accordance with the Finnish Accounting Act and other rules and regulations governing the preparation of financial statements in Finland. The financial statements give a true and fair view, as defined in the Finnish Accounting Act, of the parent company's result of operations as well as of the financial position. The financial statements can be adopted and the members of the Board of Directors and the Managing Director of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding distributable funds is in compliance with the Companies' Act.

Helsinki, 26 January 2006

PricewaterhouseCoopers Oy
Authorized Public Accountants

Eero Suomela
APA

Additional Information

Group Executive Board	96
Board of Directors	102
Corporate Governance	106
Investor information	129
Contact information	131

GROUP EXECUTIVE BOARD

January 1, 2006

According to our articles of association, we have a Group Executive Board, which is responsible for the operative management of the Group. The Chairman and members of the Group Executive Board are appointed by the Board of Directors. Only the Chairman of the Group Executive Board can be a member of both the Board of Directors and the Group Executive Board.

The Board of Directors has released Jorma Ollila, Chairman and CEO, upon his request from his duties as the CEO and Chairman of the Group Executive Board effective June 1, 2006. The Board of Directors has appointed Olli-Pekka Kallasvuo President and COO with effect from October 1, 2005 until May 31, 2006. From June 1, 2006, Mr. Kallasvuo will become President and CEO and Chairman of the Group Executive Board.

During 2005, we announced the following changes in the members of the Group Executive Board:

  •
  Tero Ojanperä was appointed Chief Strategy Officer and member of the Group Executive Board effective January 1, 2005.

  •
  Sari Baldauf, formerly Executive Vice President and General Manager of Networks, resigned effective January 31, 2005.

  •
  J.T. Bergqvist, formerly Senior Vice President and General Manager of Business Units of Networks, resigned effective January 31, 2005.

  •
  Simon Beresford-Wylie was appointed Executive Vice President and General Manager of Networks and member of the Group Executive Board effective February 1, 2005.

  •
  Pekka Ala-Pietilä, formerly President of Nokia and Head of Customer and Market Operations resigned from the Group Executive Board effective October 1, 2005. Thereafter, Mr. Ala-Pietilä served as an Executive Advisor for Nokia until January 31, 2006.

  •
  Yrjö Neuvo, formerly Senior Vice President and Technology Advisor, resigned from the Group Executive Board effective October 1, 2005.

  •
  Robert Andersson was appointed Executive Vice President of Customer and Market Operations and member of the Group Executive Board effective October 1, 2005.

  •
  Kai Öistämö was appointed Executive Vice President and General Manager of Mobile Phones and member of the Group Executive Board effective October 1, 2005.

The current members of our Group Executive Board are set forth below.

Chairman Jorma Ollila, b. 1950	Chairman and CEO of Nokia Corporation. Group Executive Board member since 1986. Group Executive Board Chairman since 1992. Joined Nokia 1985.
Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics), Master of Science (Eng.) (Helsinki University of Technology).

President and CEO, and Chairman of the Group Executive Board of Nokia Corporation 1992-1999, President of Nokia Mobile Phones 1990-1992, Senior Vice President, Finance of Nokia 1986-1989. Holder of various managerial positions at Citibank within corporate banking 1978-1985.

Member of the Board of Directors of Ford Motor Company, Vice Chairman of the Board of Directors of UPM-Kymmene Corporation and Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd. Chairman of the Board of Directors of Royal Dutch Shell Plc from June 1, 2006. Chairman of the Boards of Directors and the Supervisory Boards of Finnish Business and Policy Forum EVA and The Research Institute of the Finnish Economy ETLA. Chairman of The European Round Table of Industrialists.
Robert Andersson, b. 1960	Executive Vice President of Customer and Market Operations. Group Executive Board member since October 1, 2005. Joined Nokia in 1985.
Master of Business Administration (George Washington University), Master of Science (Econ.) (Swedish School of Economics and Business Administration in Helsinki).

Senior Vice President for Customer and Market Operations, Europe, Middle East and Africa 2004-2005, Senior Vice President of Nokia Mobile Phones in Asia-Pacific 2001-2004, Vice President of Sales for Nokia Mobile Phones in Europe and Africa 1998-2001.
Simon Beresford-Wylie, b. 1958	Executive Vice President and General Manager of Networks. Group Executive Board member since February 1, 2005. Joined Nokia 1998.
Bachelor of Arts (Economic Geography and History) (Australian National University).

Senior Vice President of Nokia Networks, Asia Pacific 2003-2004, Senior Vice President, Customer Operations of Nokia Networks, 2002-2003, Vice President, Customer Operations of Nokia Networks 2000-2002, Managing Director of Nokia Networks in India and Area General Manager, South Asia 1999-2000, Regional Director of Business Development, Project and Trade Finance of Nokia Networks, Asia Pacific 1998-1999, Chief Executive Officer of Modi Testra, India 1995-1998, General Manager, Banking and Finance, Corporate and Government business unit of Telstra Corporation 1993-1995, holder of executive positions in the Corporate and Government business units of Telstra Corporation 1989-1993, holder of executive, managerial and clerical positions in the Australian Commonwealth Public Service 1982-1989.
Member of the Board of Directors of The Vitec Group plc from March 1, 2006.

Olli-Pekka Kallasvuo, b. 1953	President and COO. President and CEO as from June 1, 2006. Group Executive Board member since 1990. With Nokia 1980-81, rejoined 1982.
LL.M. (University of Helsinki).

Executive Vice President and General Manager of Mobile Phones 2004-2005, Executive Vice President, CFO of Nokia 1999-2003, Executive Vice President of Nokia Americas and President of Nokia Inc. 1997-1998, Executive Vice President, CFO of Nokia 1992-1996, Senior Vice President, Finance of Nokia 1990-1991.
Chairman of the Board of Directors of Sampo plc and member of the Board of Directors of EMC Corporation.
Pertti Korhonen, b. 1961	Executive Vice President, Chief Technology Officer. Group Executive Board member since 2002. Joined Nokia 1986.
Master of Science (Electronics Eng.) (University of Oulu).

Executive Vice President of Nokia Mobile Software 2001-2003, Senior Vice President, Global Operations, Logistics and Sourcing of Nokia Mobile Phones 1999-2001, Senior Vice President, Global Operations and Logistics of Nokia Mobile Phones 1998-1999, Vice President, Logistics of Nokia Mobile Phones 1996-1998, Vice President, Manufacturing Europe of Nokia Mobile Phones 1993-1996, Project Executive of Nokia Mobile Phones UK Ltd 1991-1993, Vice President, R&D of Nokia Mobile Phones, Oulu 1990-1991.
Mary T. McDowell, b. 1964	Executive Vice President and General Manager of Enterprise Solutions. Group Executive Board member since 2004. Joined Nokia 2004.
Bachelor of Science (Computer Science) (College of Engineering at the University of Illinois).

Senior Vice President, Strategy and Corporate Development of Hewlett-Packard Company 2003, Senior Vice President & General Manager, Industry-Standard Servers of Hewlett-Packard Company 2002-2003, Senior Vice President & General Manager, Industry-Standard Servers of Compaq Computer Corporation 1998-2002, Vice President, Marketing, Server Products Division of Compaq Computer Corporation 1996-1998. Holder of executive, managerial and other positions at Compaq Computer Corporation 1986-1996.
Member of the Board of Visitors for the College of Engineering at the University of Illinois.

Hallstein Moerk, b. 1953	Executive Vice President, Human Resources. Group Executive Board member since 2004. Joined Nokia 1999.
Diplomøkonom (Econ.) (Norwegian School of Management). Holder of various positions at Hewlett-Packard Corporation 1977-1999.
Member of the Board of Advisors for Center for HR Strategy, Rutgers University.
Dr. Tero Ojanperä, b. 1966	Executive Vice President, Chief Strategy Officer. Group Executive Board member since January 1, 2005. Joined Nokia 1990.
Master of Science (University of Oulu), Ph.D. (Delft University of Technology, The Netherlands).

Senior Vice President, Head of Nokia Research Center 2002-2004. Vice President, Research, Standardization and Technology of IP Mobility Networks, Nokia Networks 1999-2001. Vice President, Radio Access Systems Research and General Manager of Nokia Networks in Korea, 1999. Head of Radio Access Systems Research, Nokia Networks 1998-1999, Principal Engineer, Nokia Research Center, 1997-1998.

Chairman of Nokia Foundation. Vice Chairman of the Center for Wireless Communications, Oulu University. Member of the Board of Technomedicum Research Institute. Member of IST Advisory Group (ISTAG) for the European Commission. Member of the Board of the Foundation of Finnish Institute in Japan. Member of the Industrial Advisory Council of Center for TeleInFrastruktur (CTIF), Aalborg University. Member of the Institute of Electrical and Electronics Engineers, Inc. (IEEE).
Richard A. Simonson, b. 1958	Executive Vice President, Chief Financial Officer. Group Executive Board member since 2004. Joined Nokia 2001.
Bachelor of Science (Mining Eng.) (Colorado School of Mines), Master of Business Administration (Finance) (Wharton School of Business at University of Pennsylvania).

Vice President & Head of Customer Finance of Nokia Corporation 2001-2003, Managing Director of Telecom & Media Group of Barclays 2001, Head of Global Project Finance and other various positions at Bank of America
Securities 1985-2001.

Veli Sundbäck, b. 1946	Executive Vice President, Corporate Relations and Responsibility of Nokia Corporation. Group Executive Board member since 1996. Joined Nokia 1996.
LL.M. (University of Helsinki).

Executive Vice President, Corporate Relations and Trade Policy of Nokia Corporation 1996-. Secretary of State at the Ministry for Foreign Affairs 1993-1995, Under-Secretary of State for External Economic Relations at the Ministry for Foreign Affairs 1990-1993.

Member of the Board of Directors of Finnair Oyj. Member of the Board and its executive committee, Confederation of Finnish Industries (EK), Vice Chairman of the Board, Technology Industries of Finland, Vice Chairman of the Board of the International Chamber of Commerce, Finnish Section, Chairman of the Board of the Finland-China Trade Association.
Anssi Vanjoki, b. 1956	Executive Vice President and General Manager of Multimedia. Group Executive Board member since 1998. Joined Nokia 1991.
Master of Science (Econ.) (Helsinki School of Economics and Business Administration).

Executive Vice President of Nokia Mobile Phones 1998-2003, Senior Vice President, Europe and Africa of Nokia Mobile Phones 1994-1998, Vice President, Sales of Nokia Mobile Phones 1991-1994, 3M Corporation 1980-1991.
Member of the Board of Directors of Amer Group Plc.
Dr. Kai Öistämö, b. 1964	Executive Vice President and General Manager of Mobile Phones. Group Executive Board Member since October 1, 2005. Joined Nokia in 1991.
Doctor of Technology (Signal Processing), Master of Science (Engineering) (Tampere University of Technology).

Senior Vice President, Business Line Management of Mobile Phones 2004-2005, Senior Vice President, Mobile Phones Business Unit of Nokia Mobile Phones 2002-2003, Vice President, TDMA/GSM 1900 Product Line of Nokia Mobile Phones 1999-2002, Vice President, TDMA Product Line 1997-1999, various technical and managerial positions in Nokia Consumer Electronics and Nokia Mobile Phones 1991-1997.

Changes in the Nokia Group Executive Board

On February 15, 2006 the Group announced that Pertti Korhonen, Chief Technology Officer and Executive Vice President, Technology Platforms, and a member of the Group Executive Board will resign from the Group Executive Board as of April 1, 2006. He will also resign from Nokia. Niklas Savander has been appointed as Executive Vice President, Technology Platforms and a member of the Group Executive Board as of April 1, 2006.

BOARD OF DIRECTORS

January 1, 2006

Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of Nokia is divided among the shareholders at a general meeting, the Board of Directors and the Group Executive Board. The current members of the Board of Directors were elected at the Annual General Meeting on April 7, 2005, in accordance with the proposal of the Corporate Governance and Nomination Committee of the Board of Directors. On the same date, the Chairman and Vice Chairman were elected by the members of the Board of Directors. On August 1, 2005, we announced that the Board of Directors has released Jorma Ollila, Chairman and CEO, upon his request, from his duties as CEO effective June 1, 2006. The Corporate Governance and Nomination Committee of the Board of Directors will propose to the Annual General Meeting convening on March 30, 2006 that Jorma Ollila continues after June 1, 2006 as Non-Executive Chairman. The Committee has received Mr. Ollila's confirmation that he is available for this position.

Certain information with respect to the members of the Board of Directors is set forth below.

Chairman Jorma Ollila, b. 1950	Chairman and CEO and Chairman of the Group Executive Board of Nokia Corporation. Board member since 1995. Chairman since 1999.
Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics), Master of Science (Eng.) (Helsinki University of Technology).

President and CEO, Chairman of the Group Executive Board of Nokia Corporation 1992-1999, President of Nokia Mobile Phones 1990-1992, Senior Vice President, Finance of Nokia 1986-1989. Holder of various managerial positions at Citibank within corporate banking 1978-1985.

Member of the Board of Directors of Ford Motor Company, Vice Chairman of the Board of Directors of UPM-Kymmene Corporation, Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd. Chairman of the Board of Directors of Royal Dutch Shell Plc from June 1, 2006. Chairman of the Boards of Directors and the Supervisory Boards of Finnish Business and Policy Forum EVA and The Research Institute of the Finnish Economy ETLA. Chairman of The European Round Table of
Industrialists.

Vice Chairman Paul J. Collins, b. 1936	Board member since 1998. Vice Chairman since 2000.
BBA (University of Wisconsin), MBA (Harvard Business School).

Vice Chairman of Citigroup Inc. 1998-2000, Vice Chairman and member of the Board of Directors of Citicorp and Citibank N.A. 1988-2000. Holder of various executive positions at Citibank within investment management, investment banking, corporate planning as well as finance and administration 1961-1988.
Member of the Board of Directors of BG Group and The Enstar Group, Inc. Member of the Supervisory Board of Actis Capital LLP.
Georg Ehrnrooth, b. 1940	Board member since 2000.
Master of Science (Eng.) (Helsinki University of Technology).

President and CEO of Metra Corporation 1991-2000, President and CEO of Lohja Corporation 1979-1991. Holder of various executive positions at Wärtsilä Corporation within production and management 1965-1979.

Chairman of the Board of Directors of Assa Abloy AB (publ) and Vice Chairman of the Board of Directors of Rautaruukki Corporation, member of the Board of Directors of Oy Karl Fazer Ab, Sandvik AB (publ) and Sampo plc. Vice Chairman of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.
Daniel R. Hesse, b. 1953	CEO of Sprint Communication, Local Telecommunications Division. Board member since 2005.
A.B. (University of Notre Dame), M.B.A. (Cornell University), M.S. (Massachusetts Institute of Technology).

Chairman, President and CEO of Terabeam 2000-2004, President and CEO of AT&T Wireless Services 1997-2000, Executive Vice President of AT&T 1997-2000, General Manager for the AT&T Online Services Group 1996, President and CEO of AT&T Network Systems International 1991-1995. Various managerial positions in AT&T, including network operations, strategic planning and sales 1977-1991.
Member of the Board of Directors of VF Corporation. Member of the National Board of Governors of the Boys & Girls Clubs of America.

Dr. Bengt Holmström, b. 1949	Paul A. Samuelson Professor of Economics at MIT, joint appointment at the MIT Sloan School of Management. Board member since 1999.
Bachelor of Science (Helsinki University), Master of Science (Stanford University), Doctor of Philosophy (Stanford University).
Edwin J. Beinecke Professor of Management Studies at Yale University 1985-1994.
Member of the Board of Directors of Kuusakoski Oy. Member of the American Academy of Arts and Sciences and Foreign Member of The Royal Swedish Academy of Sciences.
Per Karlsson, b. 1955	Independent Corporate Advisor. Board member since 2002.
Degree in Economics and Business Administration (Stockholm School of Economics).

Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London) 1986-1992. Corporate strategy consultant at the Boston Consulting Group (London) 1979-1986.
Board member of IKANO Holdings S.A.
Edouard Michelin, b. 1963	Managing Partner and CEO of Michelin Group. Board member since 2005.
Engineering graduate (Ecole Centrale de Paris)

Head of Michelin Manufacturing Facilities and Michelin Truck Business in North America 1990-1993, various managerial positions at Michelin, including research, manufacturing, marketing and sales 1988-1990.
Member of the World Business Council for Sustainable Development (WBCSD).
Dame Marjorie Scardino, b. 1947	Chief Executive and member of the Board of Directors of Pearson plc. Board member since 2001.
BA (Baylor), JD (University of San Francisco).
Chief Executive of The Economist Group 1993-1997, President of the North American Operations of The Economist Group 1985-1993, lawyer 1976-1985 and publisher of The Georgia Gazette newspaper 1978-1985.

Vesa Vainio, b. 1942	Board member since 1993.
LL.M. (University of Helsinki).

Chairman 1998-1999 and 2000-2002 and Vice Chairman 1999-2000 of the Board of Directors of Nordea AB (publ). Chairman of the Executive Board and CEO of Merita Bank Ltd and CEO of Merita Ltd 1992-1997. President of Kymmene Corporation 1991-1992. Holder of various other executive positions in Finnish industry 1972-1991.
Chairman of the Board of Directors of UPM-Kymmene Corporation.
Arne Wessberg, b. 1943	President of the European Broadcasting Union (EBU). Board member since 2001.
Studies in economics in the University of Tampere 1963-1966.

Chairman of the Board of Directors and Chief Executive Officer of Yleisradio Oy (Finnish Broadcasting Company) 1994-2005, Director of TV 1 and TV 2 1980-1994, reporter and editor 1971-1976 of Yleisradio Oy.

Chairman of the Board of Eurosport Consortium 1998-2000, member 1989-1997. President of the International Institute of Communications, member of the Board of Directors of the International Academy of Television Arts & Sciences and member of the Trilateral Commission (Europe). Member of the Board of Arcada Polytechnic.

Proposal of the Corporate Governance and Nomination Committee of the Board

On January 26, 2006, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on March 30, 2006 regarding the election of the members of the Board of Directors. The Corporate Governance and Nomination Committee will propose to the Annual General Meeting that the number of Board members remains at ten, and that the following current Board members: Paul J. Collins, Georg Ehrnrooth, Daniel R. Hesse, Bengt Holmström, Per Karlsson, Edouard Michelin, Jorma Ollila, Marjorie Scardino and Vesa Vainio, be re-elected for a term of one year. Arne Wessberg, member of the Nokia Board since 2001, will not stand for re-election to the Board of Directors. In addition, the Committee proposes that Keijo Suila be elected as a new member of the Board of Directors for the next one-year term. Keijo Suila, 60, acted as President and CEO of Finnair Oyj, the major Finnish aviation company, from 1999 until his retirement in 2005. Prior to this, Mr. Suila held various senior executive positions, including Vice Chairman and Executive Vice President, at Huhtamäki Oy, Leaf Group and Leaf Europe during 1985-1998.

CORPORATE GOVERNANCE

Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of Nokia is divided among the shareholders in a general meeting, the Board of Directors and the Group Executive Board. Our articles of association provide for a Group Executive Board, which is responsible for the operative management of Nokia. The Chairman and the members of the Group Executive Board are elected by the Board of Directors. Only the Chairman of the Group Executive Board can be a member of both the Board of Directors and the Group Executive Board.

The Board of Directors

The operations of the company are managed under the direction of the Board of Directors, within the framework set by the Finnish Companies Act and our articles of association and the complementary Corporate Governance Guidelines and related charters as adopted by the Board.

The responsibilities of the Board of Directors

The Board represents and is accountable to the shareholders of the company. The Board's responsibilities are active and not passive and include the responsibility to regularly evaluate the strategic direction of the company, management policies and the effectiveness with which management implements its policies. The Board's responsibilities further include overseeing the structure and composition of the company's top management and monitoring legal compliance and the management of risks related to the company's operations. In doing so the Board may set out annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial commitments not to be exceeded without Board approval.

The Board has the responsibility for appointing and discharging the Chief Executive Officer and the President and the other members of the Group Executive Board. Subject to the requirements of Finnish law, the independent directors of the Board will confirm the compensation and the employment conditions of the Chief Executive Officer and the President upon the recommendation of the Personnel Committee. The compensation and employment conditions of the other members of the Group Executive Board are approved by the Personnel Committee.

The basic responsibility of the members of the Board is to act in good faith and with due care so as to exercise their business judgment on an informed basis in what they reasonably and honestly believe to be the best interests of the company and its shareholders. In discharging that obligation, the directors must inform themselves of all relevant information reasonably available to them.

Election, composition and meetings of the Board of Directors

Pursuant to the articles of association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of ten members. The members of the Board are elected for a term of one year at each Annual General Meeting, which convenes each March, April or May. Since the Annual General Meeting held on April 7, 2005, the Board has consisted of ten members. Nokia's CEO, Jorma Ollila, also serves as the Chairman of the Board. The other members of the Board are all non-executive and independent as defined under Finnish rules and regulations. In January 2006, the Board determined that eight members of the Board are independent, as defined in the New York Stock Exchange's corporate governance listing standards, as amended in November 2004. In addition to the Chairman, Bengt Holmström was determined to be non-independent due to a family relationship with an executive officer of a Nokia supplier of whose consolidated gross revenues Nokia accounts for an amount that exceeds the limit provided in the NYSE listing standards, but that is less than 10%. The Board convened thirteen times during 2005, five of the meetings were held by using technical equipment and the average ratio of attendance at the meetings was 98%. The non-executive directors meet without executive directors twice a year, or more often as they deem appropriate. Such sessions are presided over by the Vice Chairman of the Board or, in his absence, the most senior non-executive member of the Board. In addition, the independent directors meet separately at least once annually. The Board and each committee also has the power to hire independent legal, financial or other advisors as it deems necessary.

The Board elects a Chairman and a Vice Chairman from among its members for one term at a time. On April 7, 2005 the Board resolved that Jorma Ollila should continue to act as Chairman and that Paul J. Collins should continue to act as Vice Chairman. The Board also appoints the members and the chairmen for its committees from among its non-executive, independent members for one term at a time.

Under Finnish law, if the roles of the Chairman and the Chief Executive Officer are combined, the company must have a President. The responsibilities of the President are defined in the Finnish Companies Act and other relevant legislation along with any additional guidance and instructions given from time to time by the Board and the Chief Executive Officer. The responsibilities of the Chief Executive Officer are determined by the Board.

The Board conducts annual performance self-evaluations, which also include evaluations of the committees' work, the results of which are discussed by the Board. The Corporate Governance Guidelines concerning the directors' responsibilities, the composition and selection of the Board, Board committees and certain other matters relating to corporate governance are available on our website, www.nokia.com.

Committees of the Board of Directors

The Audit Committee consists of a minimum of three members of the Board, who meet all applicable independence, financial literacy and other requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange. Since April 7, 2005, the Committee has consisted of the following four members of the Board: Per Karlsson (Chairman), Georg Ehrnrooth, Vesa Vainio and Arne Wessberg. The Board of Directors has determined that Per Karlsson is an "audit committee financial expert" within the meaning of the US federal securities laws.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the company and audits of the financial statements of the company. The Committee is responsible for assisting the Board's oversight of (1) the quality and integrity of the company's financial statements and related disclosure, (2) the external auditor's qualifications and independence, (3) the performance of the external auditor subject to the requirements of Finnish law, (4) the performance of the company's internal controls and risk management and assurance function, and (5) the company's compliance with legal and regulatory requirements. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. Under Finnish law, our external auditor is elected by our shareholders at the Annual General Meeting. The Committee makes a recommendation to the shareholders in respect of the appointment of the external auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election. The Committee meets at least four times per year based upon a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of Nokia's management and the external auditor at least twice a year. The Audit Committee convened five times in 2005.

The Personnel Committee consists of a minimum of three members of the Board, who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange.

Since April 7, 2005, the Personnel Committee has consisted of the following four members of the Board: Paul J. Collins (Chairman), Daniel R. Hesse, Marjorie Scardino and Vesa Vainio.

The primary purpose of the Personnel Committee is to oversee the personnel policies and practices of the company. It assists the Board in discharging its responsibilities relating to all compensation, including equity compensation, of the company's executives and the terms of employment of the same. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding (1) compensation of the company's top executives and their employment conditions, (2) all equity-based plans, (3) incentive compensation plans, policies and programs of the company affecting executives, and (4) other significant incentive plans. The Committee is responsible for ensuring the above compensation programs are performance-based, properly motivate management, support overall corporate strategies and are aligned with shareholders' interests. The Committee is responsible for the review of senior management development and succession plans. The Personnel Committee convened three times in 2005.

The Corporate Governance and Nomination Committee consists of three to five members of the Board, who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange. Since April 7, 2005, the Corporate Governance and Nomination Committee has consisted of the following three members of the Board: Marjorie Scardino (Chairman), Paul J. Collins and Vesa Vainio.

The Corporate Governance and Nomination Committee's purpose is (1) to prepare the proposals for the general meetings in respect of the composition of the Board along with the director remuneration to be approved by the shareholders, and (2) to monitor issues and practices related to corporate governance and to propose necessary actions in respect thereof.

The Committee fulfills its responsibilities by (i) actively identifying individuals qualified to become members of the Board, (ii) recommending to the shareholders the director nominees for election at the Annual General Meetings, (iii) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies, (iv) assisting the Board and each committee of the Board in its annual performance self-evaluations, including establishing criteria to be used in connection with such evaluations, and (v) developing and recommending to the Board and administering the Corporate Governance Guidelines of the company. The Corporate Governance and Nomination Committee convened three times in 2005.

The charters of each of the committees are available on our website, www.nokia.com.

Management practices

We have a company Code of Conduct which is equally applicable to all of our employees, directors and management and is accessible at our website, www.nokia.com. As well, we have a Code of Ethics for the Principal Executive Officers and the Senior Financial Officers. For more information about our Code of Ethics, please see www.nokia.com.

Home country practices

Under the New York Stock Exchange's corporate governance listing standards, listed foreign private issuers, like Nokia, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. There are no significant differences in the corporate governance practices followed by Nokia as compared to those followed by U.S. domestic companies under the NYSE listing standards, except that (i) Nokia follows the requirements of Finnish law with respect to the approval of equity compensation plans, and (ii) Finnish laws and regulations do not mandatorily require companies to have an internal audit function which in Nokia is covered by comprehensive risk management and internal control processes. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly issued shares or treasury shares require shareholder approval at the time of the delivery of the shares or, if shareholder approval is granted through an authorization to the Board of Directors, not earlier than one year in advance of the delivery of the shares. The NYSE listing standards require that equity compensation plans be approved by a company's shareholders.

Nokia's corporate governance practices also comply with the Corporate Governance Recommendation for Listed Companies approved by the Helsinki Stock Exchange in December 2003 effective as of July 1, 2004.

Compensation of the Members of the Board of Directors and the Group Executive Board

Board of Directors

For the year ended December 31, 2005, the aggregate compensation of the nine non-executive members of the Board of Directors was approximately EUR 1,097,500. Non-executive members of the Board of Directors do not receive stock options or other variable compensation. The remuneration for members of our Board of Directors for each term expiring at the close of the next Annual General Meeting is resolved annually by our Annual General Meeting, after being proposed by the Corporate Governance and Nomination Committee of our Board.

The following table depicts the total annual remuneration paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years. Since the fiscal year 1999, approximately 60% of each Board member's annual fee has been paid in cash, with the balance in Nokia Corporation shares acquired from the market.

Compensation of the Board of Directors 2003-2005

	Chairman		Vice Chairman			Other Members
Year	Gross annual fee	Shares received(1)	Gross annual fee		Shares received(1)	Gross annual fee		Shares received(1)	Additional annual fees
	EUR		EUR			EUR
2003	150,000	4,032	125,000	(2)	3,360	100,000		2,688	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000
2004	150,000	4,834	125,000	(2)	4,028	100,000	(3)	3,223	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000
2005	165,000	5,011	137,500	(4)	4,175	110,000	(5)(6)	3,340	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000;
									Each other member of the Audit Committee, EUR 10,000

(1)
As part of the gross annual fee for that year.

(2)
The 2003 and 2004 fees of Paul Collins amounted to totals of EUR 150,000 per year, consisting of a fee of EUR 125,000 for services as Vice Chairman of the Board and EUR 25,000 for services as Chairman of the Personnel Committee. As part of the total remuneration, Mr. Collins has received a total of 4,032 Nokia shares in 2003, and 4,834 Nokia shares in 2004.

(3)
The 2004 fee of Per Karlsson amounted to a total of EUR 125,000, consisting of a fee of EUR 100,000 for services as member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. As part of the total remuneration, Mr. Karlsson has received a total of 4,029 Nokia shares.

(4)
The 2005 fee of Paul Collins amounts to a total of EUR 162,500, consisting of a fee of EUR 137,500 for services as Vice Chairman of the Board and EUR 25,000 for services as Chairman of the Personnel Committee. As part of the total remuneration, Mr. Collins has received a total of 4,935 Nokia shares.

(5)
The 2005 fee of Per Karlsson amounts to a total of EUR 135,000, consisting of a fee of EUR 110,000 for services as member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. As part of the total remuneration, Mr. Karlsson has received a total of 4,100 Nokia shares.

(6)
The 2005 fee of each of Georg Ehrnrooth, Vesa Vainio and Arne Wessberg amounts to a total of EUR 120,000 consisting of a fee of EUR 110,000 for services as a member of the Board and EUR 10,000 for services as a member of the Audit Committee. As part of the total remuneration, each of them has received a total of 3,644 Nokia shares.

Proposal of the Corporate Governance and Nomination Committee of the Board

On February 13, 2006, the Nokia Board Corporate Governance and Nomination Committee proposes to the Annual General Meeting on March 30, 2006 that the annual fee payable to members of the Board of Directors to be elected at the Annual General Meeting for the term expiring at the close of the Annual General Meeting in 2007 be as follows: EUR 375,000 for Chairman, EUR 137,500 for Vice Chairman, and EUR 110,000 for each member. In addition, the Committee proposes that Chairman of the Audit Committee and Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25,000, and each member of the Audit Committee an additional annual fee of EUR 10,000. Further, the Corporate Governance and Nomination Committee proposes that approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market, in accordance with the practice since 1999.

As background to the proposal, the Nokia Board Corporate Governance and Nomination Committee notes that the proposed remuneration is on the same level than the remuneration approved by the Annual General Meeting in 2005, except for the remuneration payable to the Chairman of the Board. The Committee proposes that Jorma Ollila continues after June 1, 2006 as a Non-Executive Chairman of the Nokia Board of Directors, and the Committee has received Mr. Ollila's confirmation that he is available for this position. As from June 1, 2006, Mr. Ollila will no longer be a Nokia employee and his service contract will terminate as of that date without any severance or other payments by Nokia. Thereafter, he will no longer be eligible for incentives, bonuses, stock options or other equity grants from Nokia. He will be entitled to retain all vested and unvested stock options and other equity compensation granted to him prior to June 1, 2006. Further, following his current contract, he will not be eligible to receive any additional retirement benefits from Nokia after June 1, 2006. In addition to the proposed annual remuneration as the Chairman of the Board of Directors he will be entitled to secretarial and office services as well as reimbursement of reasonable expenses directly related to his duties as the Non-Executive Chairman of Nokia Board of Directors.

Group Executive Board

At December 31, 2005, Nokia had a Group Executive Board consisting of 12 members. Of the Group Executive Board members, Sari Baldauf and J.T. Bergqvist ceased employment with us and resigned as members of the Group Executive Board with effect from January 31, 2005. Pekka Ala-Pietilä and Yrjö Neuvo resigned as members of the Group Executive Board with effect from

October 1, 2005, and their employment ceased with us on December 31, 2005 for Dr. Neuvo, and January 31, 2006 for Mr. Ala-Pietilä.

The following persons were appointed as new members to the Group Executive Board effective in 2005: Tero Ojanperä was appointed a member effective January 1, 2005, Simon Beresford-Wylie from February 1, 2005, Robert Andersson and Kai Öistämö were appointed members with effect from October 1, 2005.

The following tables summarize the aggregate cash compensation paid and the long-term equity-based incentives granted to the members of the Group Executive Board, including Jorma Ollila, Chairman and CEO, for the year 2005. It also shows the long-term equity-based incentives granted in the aggregate under our equity plans in 2005.

During 2005, there were no gains realized upon exercise of stock options to report, nor were any share-based incentive grants settled for the members of the Group Executive Board.

Cash compensation to the Group Executive Board for 2005

Year	Number of members December 31, 2005	Base salaries		Cash incentive payments(1)(2)
		EUR		EUR
2005	12	6,153,422	(3)	8,531,180	(3)

(1)
Includes payments pursuant to cash incentive arrangements for the 2005 calendar year. The cash incentives are paid as a percentage of annual base salary based on Nokia's short-term cash incentive plan.

(2)
Excluding any gains realized upon exercise of stock options.

(3)
Includes base pay and bonuses to Sari Baldauf and J.T. Bergqvist for the period until January 31, 2005, and to Pekka Ala-Pietilä and Yrjö Neuvo until September 30, 2005. The new members entering the Group Executive Board, in 2005, Simon Beresford-Wylie, Kai Öistämö and Robert Andersson, are included for the period of their service in 2005. Tero Ojanperä joined the Group Executive Board effective January 1, 2005, so his cash compensation is fully included.

Long-term equity-based incentives granted in 2005(1)

	Group Executive Board	Other employees	Total	Total number of participants
Performance Shares at Threshold(2) (number)	241,000	4,228,000	4,469,000	12,600
Stock Options (number)	1,121,000	7,431,000	8,552,000	4,200
Restricted Shares (number)	508,000	2,509,000	3,017,000	300

(1)
The equity-based incentive grants are generally forfeited, if the employment relationship terminates with Nokia, and they are conditional upon such performance and other conditions, as determined in the relevant plan rules. For a description of our equity plans, see Note 24 "Share-based payments" to the Consolidated Financial Statements on page 46.

(2)
At maximum performance, the settlement amounts to four times the number of performance shares originally granted (at threshold).

Summary Compensation Table 2005

The compensation of and long-term equity incentives granted to our five most highly paid executive officers for 2005 is detailed in the following table. These amounts include cash incentive payments awarded for the fiscal year 2005, although they will be partially paid in 2006.

Summary Compensation Table

The annual compensation of our five most highly paid executive officers for 2005 is detailed in the following table. The sums include cash incentive payments awarded for the fiscal year 2005 although they will be partially paid in 2006.

	Cash Compensation				Long-term Equity-based Incentives Granted(1)
Name and Principal Position in 2005	Year	Base salary	Cash Incentive payments(2)	Other Annual Compensation	All Other Compensation		Performance Shares at Threshold(3)	Performance Shares at Maximum(3)	Fair Value at grant(4)	Stock Options	Fair Value at grant(5)	Restricted Shares	Fair Value at grant(5)
		EUR	EUR	EUR	EUR		number	number	EUR	number	EUR	number	EUR
Jorma Ollila	2005	1,500,000	3,212,037	*	165,000	(6)	100,000	400,000	2,370,000	400,000	982,675	100,000	1,205,000
Chairman and CEO	2004	1,475,238	1,936,221	*	150,000		100,000	400,000	2,116,000	400,000	1,035,775	100,000	1,570,000
	2003	1,400,000	2,253,192	*	150,000		—	—	—	800,000	2,773,442	—	—
Pekka Ala-Pietilä(7)	2005	717,000	946,332	*	—		15,000	60,000	355,500	60,000	147,401	35,000	421,750
Until October 1, 2005, President of Nokia	2004	717,000	479,509	*	—		20,000	80,000	423,200	80,000	207,155	35,000	549,500
Corporation and Head of Customer and Market Operations	2003	711,279	520,143	*	—		—	—	—	170,000	589,356	—	—
Olli-Pekka Kallasvuo	2005	623,524	947,742	*	—		15,000	60,000	355,500	160,000	407,197	70,000	932,050
As of October 1, 2005, President and COO	2004	584,000	454,150	*	—		15,000	60,000	317,400	60,000	155,366	35,000	549,500
Until September 30, 2005, EVP and General Manager of Mobile Phones	2003	575,083	505,724	*	—		—	—	—	120,000	416,016	—	—
Anssi Vanjoki	2005	476,000	718,896	*	—		15,000	60,000	355,500	60,000	147,401	35,000	421,750
EVP and General Manager of Multimedia
Richard Simonson	2005	461,526	634,516	*	358,786	(8)	15,000	60,000	355,500	60,000	147,401	35,000	421,750
EVP, Chief Financial Officer

(1)
The equity-based incentive grants are generally forfeited, if the employment relationship terminates with Nokia, and they are conditional upon such performance and other conditions, as determined in the relevant plan rules. For a description of our equity plans, see Note 24 to the Consolidated Financial Statements "Share-based payment" on page 46.

(2)
Cash incentive payments are based on the performance of the Group and the individual for the fiscal year 2005, and were paid under Nokia's short-term incentive plan.

(3)
For the performance share plans 2004 and 2005, the number of performance shares at threshold represents the number of performance shares granted. This number shall vest as shares, should the pre-determined threshold performance levels of the company be met. The maximum number of performance shares shall vest as shares, should the predetermined maximum performance levels be met. The maximum number of performance shares equals four times the number originally granted.

(4)
The fair value of performance shares equals the estimated fair value on the grant date. The estimated fair value is based on the grant date market price of the company's share less expected dividends. The value is presented for the target number of shares which is two times the number at threshold. The target number is used for expensing the instruments in the company's accounting.

(5)
The fair values of stock options and restricted shares equal the estimated fair value on the grant date. For stock options it is calculated using the Black Scholes model. For restricted shares it is based on the grant date market price of the company's share less expected dividends.

(6)
The amount includes EUR 165,000 for his services as Chairman of the Board, of which EUR 99,005 was paid in cash and the balance paid in 5,011 Nokia shares.

(7)
Pekka Ala-Pietilä served as the President of the company and member of the Group Executive Board until he resigned from these positions effective October 1, 2005. As of this date Mr. Ala-Pietilä held the role of Executive Advisor until January 31, 2006, when he ceased employment with us. For 2006, based on these advisory services, Mr. Ala-Pietilä received a total payment of EUR 101,717. Based on the service contract, Mr. Ala-Pietilä is entitled to receive a payment of EUR 956,000 in 2006 for his commitments during 2006.

(8)
The amount includes EUR 9,646 company contribution to 401(k), EUR 4,816 company contribution to Restoration and Deferral Plan and EUR 344,324 provided as benefits under Nokia relocation policy.

*
Each executive listed received benefits and perquisites in 2005 not exceeding the lesser of EUR 50,000 or 10% of the executives total compensation.

Pension arrangements for the members of the Group Executive Board

The members the Group Executive Board in 2005 participate in the local retirement programs applicable to employees in the country where they reside. Executives in Finland participate in the Finnish TEL pension system, which provides for a retirement benefit based on years of service and earnings according to the prescribed statutory system. Under the Finnish TEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, although gains realized from equity are not. The Finnish TEL pension scheme provides for early retirement benefits at age 62. Standard retirement benefits are available from ages 63 through 68, according to an increasing scale.

Executives in the United States participate in Nokia's Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by the company up to 6% of eligible earnings. The company makes an additional annual discretionary contribution of up to 2% of eligible earnings. In addition for participants earning in excess of the eligible earning limit, the company offers an additional Restoration and Deferral Plan. This plan allows employees to defer up to 50% of their salary and 100% of their bonus into a non-qualified plan. The company also makes an annual discretionary contribution to this non-qualified plan of up to 2% of the earnings above 401(k) eligibility limits.

Simon Beresford-Wylie participates in the Nokia International Employee Benefit Plan (NIEBP). The NIEBP is a defined contribution retirement arrangement provided to some Nokia employees on international assignments. The contributions to NIEBP are funded two-thirds by Nokia and one-third by the employee. Because Mr. Beresford-Wylie also participates in the Finnish TEL system, the company contribution to NIEBP is 1.3% of annual earnings.

Jorma Ollila and Olli-Pekka Kallasvuo can as part of their service contract retire at the age of 60 with full retirement benefit, should they be employed by Nokia at the time. The full retirement benefit is calculated as if the executive had continued his service with Nokia through the statutory retirement age of 65. Mr. Ollila's service contract will terminate as of June 1, 2006. Following the current contract, he will not be eligible to receive any additional retirement benefits from Nokia after that date. Pekka Ala-Pietilä had an equal retirement arrangement during his employment at Nokia and he will not receive any additional retirement benefits from Nokia after termination of employment.

Hallstein Moerk, following his arrangement with a previous employer, has a retirement benefit of 65% of his pensionable salary beginning at the age of 62. Early retirement is possible at the age of 55 with reductions in benefits.

Service Contract of the Chairman and CEO, of the President and COO, and of the former President

We have a service contract with each of Jorma Ollila and Olli-Pekka Kallasvuo.

Jorma Ollila's contract covers his current position as Chairman and CEO, and Chairman of the Group Executive Board. Mr. Ollila's employment will come to an end on June 1, 2006 based on his request as a result of which the Board of Directors has released him from his duties as CEO and Chairman of the Group Executive Board from that date. As of June 1, 2006, his service contract will terminate without any severance or other payments by Nokia. Thereafter, he will no longer be eligible for incentives, bonuses, stock options or other equity grants from Nokia. He will be entitled to retain all vested and unvested stock options and other equity compensation granted to him prior to June 1, 2006. Further, following his current contract, he will not be eligible to receive any additional retirement benefits from Nokia.

Olli-Pekka Kallasvuo's contract covers his current position as President and COO, and his future position as President and CEO, and Chairman of the Group Executive Board, as from June 1, 2006. Mr. Kallasvuo's annual total gross base salary, which is subject to an annual review by the Board of Directors, is EUR 750,000 starting from October 1, 2005, and will be EUR 1,000,000 from June 1, 2006. His incentive targets under the Nokia short-term incentive plan are 125% starting from October 1, 2005 and will be 150% from June 1, 2006. In case of termination by Nokia for reasons other than cause, including a change of control, Mr. Kallasvuo is entitled to a severance payment of up to 18 months of compensation (both annual total gross base salary and target incentive). In case of termination by Mr. Kallasvuo, the notice period is 6 months and he is entitled to a payment for such notice period (both annual total gross base salary and target incentive for 6 months). Mr. Kallasvuo is subject to a 12-month non-competition obligation after termination of the contract. Unless the contract is terminated for cause, Mr. Kallasvuo may be entitled to compensation during the non-competition period or a part of it. Such compensation amounts to the annual total gross base salary and target incentive for the respective period during which no severance payment is paid. Mr. Kallasvuo is entitled to a full statutory pension from the date he turns 60 years of age, instead of the statutory age of 65.

During 2005, we also had a service contract with Pekka Ala-Pietilä, who acted as President until October 1, 2005. Thereafter he acted as Executive Advisor until termination of employment on January 31, 2006. Mr. Ala-Pietilä's contract had provisions for severance payments for up to 18 months of compensation (both base compensation and bonus) in the event of termination of employment for reasons other than cause. For compensation paid to Mr. Ala-Pietilä pursuant to his service contract, which has been terminated, see page 113.

Equity-based compensation programs

General

Nokia has today three global stock option plans outstanding, two performance share plans and three restricted share plans. After using broad-based employee stock option plans since 1997, we introduced in 2004 performance shares as the main element to our broad-based equity compensation program, to further emphasize the performance element in employees' long-term incentives. As part of this change, the number of stock options granted has been significantly reduced since then. From 2003 we have also granted restricted shares to very few selected employees each year.

The broad-based equity compensation program in 2005, approved by the Board of Directors, followed the same structure adopted in 2004. The target group for the 2005 equity-based incentive program continued to be broad with a wide number of employees in many levels of the organization eligible to participate. The rationale for using a combination of both performance shares and stock options for employees in higher job grades is to build an optimal and balanced combination of equity-based incentives. The program aligns the potential value received by participants directly with the performance of the company.

The equity-based incentive grants are conditional upon continued employment with Nokia, as well as the fulfillment of the performance related and other conditions, as determined in the relevant plan rules.

The aggregate number of participants in all of our equity-based programs in 2005 was approximately 34,000, which is similar as to the number in 2004.

For a more detailed description of all of our equity-based incentive plans, see Note 24 to the Consolidated Financial Statements "Share-based payment" on page 46.

Performance Shares

We have granted performance shares under the 2004 and 2005 plans, which have been approved by the Board of Directors. The performance shares represent a commitment by the company to deliver Nokia shares to employees at a future point in time, subject to the company's fulfillment of pre-defined performance criteria. No performance shares will vest unless the company performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: the company's average annual net sales growth and earnings per share ("EPS") growth (basic) for the four year performance period of the plan. For the 2004 plan the performance period consists of the fiscal years 2004 through 2007, with an interim payout possible after 2005, and for the 2005 plan the years 2005 through 2008, with an interim payout possible after 2006.

For both the 2004 and 2005 plans, if the required performance level is achieved, the first payout will take place after a two-year interim measurement period. The second and final payout, if any, will be after the close of the four-year performance period.

Stock Options

Nokia's outstanding global stock option plans have been approved by the Annual General Meetings in the year when the plan was launched, i.e. in 2001, 2003 and 2005.

Each stock option entitles the holder to subscribe for one new Nokia share with a par value of EUR 0.06. Under the 2001 stock option plan the stock options are transferable by the participants. Under the 2003 and 2005 plans the stock options are non-transferable. All of the stock options have a quarterly staggered vesting schedule, which has been Nokia's policy since 2001. The subcategories of stock options under the plans have a life of approximately five years.

The exercise prices are determined at the time of the grant, on a quarterly basis equaling the trade volume weighted average price of the Nokia share on the Helsinki Stock Exchange during the trading days of the first whole week of the second month (i.e. February, May, August or November) of the respective calendar quarter.

Restricted Shares

Since 2003 we have granted restricted shares to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of Nokia. It is the Personnel Committee's philosophy that restricted shares will be used only for key management positions and other critical resources. The 2003, 2004 and 2005 restricted share plans have been approved by the Board of Directors.

All of our restricted share plans have a restriction period of three years after grant. As the shares vest, they will be transferred and delivered to the recipients. Until the shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with these restricted shares.

Other Equity Plans for Employees

In addition to our global stock option plans described above, we have minor stock option plans for Nokia employees in the U.S. and Canada which do not result in an increase of the share capital of Nokia Corporation under which option holders receive Nokia ADSs. Also we have an Employee Share Purchase Plan in the United States, which permits all full-time Nokia employees located in the United States to acquire Nokia ADSs at a 15% discount. The ADSs to be purchased are funded through monthly payroll deductions from the salary of the participants, and the ADSs are purchased on a monthly basis. As of December 31, 2005, a total of 1,866,518 ADSs had been purchased under the plan since its inception, and there were a total of approximately 1,000 participants. For more information of these plans, see Note 24 "Share-based payment" to the Consolidated Financial Statements on page 47.

Equity-based compensation program 2006

Nokia's Equity Program 2006

The Board of Directors announced its proposed scope and design for the 2006 Equity Program on January 26, 2006. The main equity instrument in 2006 will be performance shares. In addition, stock options will be granted to a more limited population, and restricted shares will be used for a small number of high potential and critical employees.

The Performance Share Plan in 2006 will cover a performance period of three years (2006-2008) with no interim measurement period as compared with the 2004 and 2005 plans with a four-year performance periods and two-year interim measurement periods. No performance shares will vest unless the company performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: the company's average annual net sales growth and earnings per share ("EPS") (basic) growth for 2006 to 2008.

The performance criteria of the Performance Share Plan 2006 are:

(1)
Average Annual Net Sales Growth: 5% (threshold) and 20% (maximum), and

(2)
Annual EPS Growth: EUR 0.96 (threshold) and EUR 1.41 in 2008 (maximum).

EPS growth is calculated based on the compounded annual growth rate over the performance period (2006-2008) compared to 2005 EPS of 0.83. Average Annual Net Sales Growth is calculated as an average of the net sales growth rates for the years 2005 through 2008. Both the EPS and Average Annual Net Sales Growth criteria are equally weighted and performance under each of the two performance criteria are calculated independent of each other.

Achievement of the maximum performance for both criteria will result in the vesting of the maximum of 32.6 million Nokia shares. Performance exceeding the maximum criteria does not increase the number of performance shares that will vest. Achievement of the threshold performance for both criteria, will result in the vesting of 8.15 million shares. If only one of the threshold levels of performance are achieved, only 4.08 million of the performance shares will vest. If none of the threshold levels are achieved, then none of the performance shares will vest. For performance between the threshold and maximum performance levels the settlement follows a linear scale. If the required performance levels are achieved, the settlement will take place in 2009. Until the shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with these performance shares.

The stock options to be granted in 2006 will be primarily out of the Stock Option Plan 2005, approved by the Annual General Meeting, on April 7, 2005. Each stock option would entitle the option holder to subscribe for one newly issued Nokia share. The share subscription price applicable upon exercise of the stock options will be determined on a quarterly or, subject to the Board's decision, a monthly basis. The intention is to determine the exercise prices at fair market value. The share subscription price for each subcategory of stock options to be issued will equal the trade volume weighted average price of Nokia shares on the Helsinki Stock Exchange for the first whole week of the second month of the calendar quarter (i.e. February, May, August or November) or, for the monthly priced stock options that are priced monthly, the first whole week of such calendar month when the subcategory of the stock option has been denominated. The stock options will have a quarterly staggered vesting schedule. The subcategories of stock options to be issued under the plan will have a life of approximately five years, with the last of the subcategories expiring as of December 31, 2011.

The restricted shares to be granted under the Restricted Share Plan 2006 will have a three-year restriction period. The restricted shares will be delivered in 2009, subject to fulfilling the restriction criteria. Shares are not eligible for any shareholder rights or voting rights during the restriction period, until transferred to plan participants.

The maximum number of planned grants under the 2006 Equity Program (i.e. performance shares, stock options and restricted shares) are depicted in the table below. The planned amounts for 2006 are in line with the total amounts approved and disclosed in 2005.

	Number of planned grants in 2006 (number, millions)
Plan type	Annual grants 2006	Recruitment and special retention needs	Total
Stock Options	8.90	7.90	16.80
Restricted Shares	2.30	7.20	9.50
Performance Shares at Threshold(1)	4.50	3.65	8.15

(1)
The maximum number of shares to be delivered at maximum performance is four times the number originally granted (at threshold).

As of December 31, 2005, the total dilution effect of Nokia's stock options, performance shares and restricted shares currently outstanding, assuming full dilution, is approximately 4.2% in the aggregate. The potential maximum effect of the proposed new program, including the impact of the equity grants in connection with the acquisition of Intellisync Inc., would be approximately another 1.4%.

Cash Incentive Plans

In addition to equity-based compensation programs we also provide our executives and employees with cash incentive payments through our comprehensive cash incentive plans. These performance-based cash incentives include individual, team and project/program incentive payments as well as the Nokia Connecting People bonus.

Share ownership

The following section describes the ownership, or potential ownership interest in the company of the members of our Board of Directors and the Group Executive Board, either through share ownership or through holding of equity based incentives, which may lead to a share ownership in the future. The members of the Board of Directors do not receive stock options or any other form of variable pay from the company, with the exception of Jorma Ollila, Chairman and CEO. His holdings of equity based incentives are accounted for below under the Group Executive Board, see page 121 "Management stock option ownership" and page 124 "Performance Shares and Restricted Shares".

Daniel R. Hesse and Edouard Michelin were elected as new members to the Board of Directors by the Annual General Meeting on April 7, 2005.

Of the Group Executive Board members, Sari Baldauf and J.T. Bergqvist ceased employment with us and resigned from the Group Executive Board with effect from January 31, 2005. Pekka Ala-Pietilä and Yrjö Neuvo resigned from the Group Executive Board with effect from October 1, 2005.

Ala-Pietilä served as Executive Advisor for Nokia from October 1, 2005 until January 31, 2006, while Yrjö Neuvo retired at the end of 2005.

The following persons were appointed as new members to the Group Executive Board effective in 2005: Tero Ojanperä was appointed a member with effect from January 1, 2005, Simon Beresford-Wylie from February 1, 2005, Robert Andersson and Kai Öistämö effective October 1, 2005.

On December 31, 2005, the members of our Board of Directors held the aggregate of 750,952 shares and ADS's in the company, which represented 0.018% of our outstanding share capital and total voting rights excluding shares held by the Group as of that date. The following table depicts the share ownership as well as other potential ownership interests in the company based on long-term equity incentives of the members of our Group Executive Board, in relation to the company's outstanding share capital and total voting rights as of December 31, 2005.

Group Executive Board, ownership of shares and equity-based incentives, December 31, 2005

	Shares	%(1)	Stock Options		%(2)	Performance Shares at Threshold(3)	%(2)	Restricted Shares	%(2)
Group Executive Board	632,833	0.015	6,626,157		4.586	418,800	5.207	923,000	17.799
Other employees	*	*	137,869,030	(4)	95.414	7,624,017	94.793	4,262,676	82.201

Total			144,495,187		100	8,042,817	100	5,185,676	100

(1)
The percentage is calculated in relation to the outstanding share capital and total voting rights of the company as of December 31, 2005, excluding shares held by the Group as of that date.

(2)
The percentage is calculated in relation to the total outstanding equity plans, i.e. stock options, performance shares and restricted shares, as applicable, as of December 31, 2005.

(3)
Performance shares at threshold represent the original grant. At maximum performance, the settlement amounts to four times the number of performance shares originally granted (at threshold).

(4)
The number includes the total number of stock options outstanding, consisting of 128,091,354 options held by other employees and 9,777,676 options sold to the market.

*
no information available.

Shares

The following two tables set forth the number of shares and ADSs beneficially held by members of the Board of Directors and the Group Executive Board as of December 31, 2005.

Board of Directors

	Shares(1)	ADSs
Jorma Ollila(2)	231,433	0
Paul J. Collins	0	119,145
Georg Ehrnrooth(3)	312,426	0
Daniel R. Hesse	0	3,340
Bengt Holmström	14,250	0
Per Karlsson(3)	16,646	0
Edouard Michelin	4,870	0
Marjorie Scardino	0	11,662
Vesa Vainio	25,214	0
Arne Wessberg	11,966	0

Total	616,805	134,147

(1)
The number of shares includes not only shares acquired as compensation for services rendered as a member of the Board of Directors, but also shares acquired by any other means.

(2)
For Mr. Ollila's holdings of long-term equity-based incentives, see "Stock Options ownership of the Group Executive Board, December 31, 2005" on page 122 and "Performance Shares and Restricted Shares" on page 125.

(3)
Mr. Ehrnrooth's and Mr. Karlsson's holdings include both shares held personally and shares held through a company.

Group Executive Board

	Shares	ADSs
Robert Andersson	15,000	0
Simon Beresford-Wylie	1,000	0
Olli-Pekka Kallasvuo	100,000	0
Pertti Korhonen	15,300	0
Mary McDowell	0	5,000
Hallstein Moerk	14,100	0
Tero Ojanperä	0	0
Richard Simonson	0	20,000
Veli Sundbäck	125,000	0
Anssi Vanjoki	106,000	0
Kai Öistämö	0	0

Group Executive Board Total(1)(2)	376,400	25,000

(1)
Mr. Ala-Pietilä resigned as member of the Group Executive Board effective October 1, 2005, and ceased employment with us on January 31, 2006. He held 49,600 shares as of December 31, 2005.

(2)
Dr. Neuvo resigned as member of the Group Executive Board effective October 1, 2005, and ceased employment with us, effective December 31, 2005. He held 74,540 shares as of December 31, 2005.

Management stock option ownership

The following tables provide certain information relating to stock options held by members of the Group Executive Board as of December 31, 2005. These stock options were issued pursuant to our Nokia Stock Option Plans 2001, 2003 and 2005. For a description of our stock option plans, including information regarding the expiration date of the options under these plans, please see the table "Outstanding stock option plans of the Group, December 31, 2005" in Note 24 to the Consolidated Financial Statements on page 47.

Stock option ownership of the Group Executive Board, December 31, 2005

					Total realisable value of Stock Options, December 31, 2005 EUR(2)
			Number of Stock Options(1)
	Stock Option category	Exercise price per share EUR
			Exercisable	Unexercisable	Exercisable(3)	Unexercisable
Jorma Ollila	2001 A/B	36.75	1,000,000	0	0	0
	2001 C 4Q/01	26.67	468,750	31,250	0	0
	2002 A/B	17.89	812,500	187,500	0	0
	2003 2Q	14.95	450,000	350,000	225,000	175,000
	2004 2Q	11.79	125,000	275,000	457,500	1,006,500
	2005 2Q	12.79	0	400,000	0	1,064,000
Olli-Pekka Kallasvuo	2001 A/B	36.75	100,000	0	0	0
	2001 C 4Q/01	26.67	46,875	3,125	0	0
	2002 A/B	17.89	142,183	32,817	0	0
	2003 2Q	14.95	67,500	52,500	33,750	26,250
	2004 2Q	11.79	18,750	41,250	68,625	150,975
	2005 2Q	12.79	0	60,000	0	159,600
	2005 4Q	14.48	0	100,000	0	97,000
Robert Andersson	2001 A/B	36.75	21,500	0	0	0
	2001 C 4Q/01	26.67	10,068	682	0	0
	2002 A/B	17.89	24,375	5,625	0	0
	2003 2Q	14.95	10,125	7,875	5,063	3,938
	2004 2Q	11.79	3,250	7,150	11,895	26,169
	2005 2Q	12.79	0	12,000	0	31,920
	2005 4Q	14.48	0	28,000	0	27,160
Simon Beresford-Wylie	2001 A/B	36.75	14,000	0	0	0
	2001 C 4Q/01	26.67	6,557	443	0	0
	2002 A/B	17.89	11,375	2,625	0	0
	2003 2Q	14.95	7,310	5,690	3,655	2,845
	2004 2Q	11.79	3,125	6,875	11,438	25,163
	2005 2Q	12.79	0	60,000	0	159,600
Pertti Korhonen	2001 A/B	36.75	30,000	0	0	0
	2001 C 4Q/01	26.67	14,057	943	0	0
	2002 A/B	17.89	56,875	13,125	0	0
	2003 2Q	14.95	28,125	21,875	14,063	10,938
	2004 2Q	11.79	15,625	34,375	57,188	125,813
	2005 2Q	12.79	0	60,000	0	159,600
Mary McDowell	2003 4Q	15.05	30,625	39,375	12,250	15,750
	2004 2Q	11.79	15,625	34,375	57,188	125,813
	2005 2Q	12.79	0	60,000	0	159,600
Hallstein Moerk	2001 A/B	36.75	30,000	0	0	0
	2001 C 4Q/01	26.67	14,057	943	0	0
	2002 A/B	17.89	24,375	5,625	0	0
	2003 2Q	14.95	11,250	8,750	5,625	4,375
	2004 2Q	11.79	9,375	20,625	34,313	75,488
	2005 2Q	12.79	0	40,000	0	106,400

Tero Ojanperä	2001 A/B	36.75	12,500	0	0	0
	2001 C 4Q/01	26.67	5,852	398	0	0
	2002 A/B	17.89	11,779	2,721	0	0
	2003 2Q	14.95	9,000	7,000	4,500	3,500
	2004 2Q	11.79	3,125	6,875	11,438	25,163
	2005 2Q	12.79	0	40,000	0	106,400
Richard Simonson	2001 C 3Q/01	20.61	36,000	0	0	0
	2002 A/B	17.89	12,183	2,817	0	0
	2003 2Q	14.95	6,465	5,035	3,233	2,518
	2004 2Q	11.79	15,625	34,375	57,188	125,813
	2005 2Q	12.79	0	60,000	0	159,600
Veli Sundbäck	2001 A/B	36.75	40,000	0	0	0
	2001 C 4Q/01	26.67	18,750	1,250	0	0
	2002 A/B	17.89	32,500	7,500	0	0
	2003 2Q	14.95	28,125	21,875	14,063	10,938
	2004 2Q	11.79	9,375	20,625	34,313	75,488
	2005 2Q	12.79	0	40,000	0	106,400
Anssi Vanjoki	2001 A/B	36.75	70,000	0	0	0
	2001 C 4Q/01	26.67	32,807	2,193	0	0
	2002 A/B	17.89	81,250	18,750	0	0
	2003 2Q	14.95	56,250	43,750	28,125	21,875
	2004 2Q	11.79	18,750	41,250	68,625	150,975
	2005 2Q	12.79	0	60,000	0	159,600
Kai Öistämö	2001 A/B	36.75	2,695	0	0	0
	2001 C 4Q/01	26.67	2,013	682	0	0
	2002 A/B	17.89	4,029	4,038	0	0
	2003 2Q	14.95	6,465	5,035	3,233	2,518
	2004 2Q	11.79	3,125	6,875	11,438	25,163
	2005 2Q	12.79	0	12,800	0	34,048
	2005 4Q	14.48	0	28,000	0	27,160
Stock options held by the members of the Group Executive Board on December 31, 2005, Total(4)			4,141,895	2,484,262	1,233,703	4,777,050
All outstanding stock option plans, Total			110,863,400	33,631,787	15,213,285	22,249,290

(1)
Number of stock options equals the number of underlying shares represented by the option entitlement.

(2)
The realizable value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on the Helsinki Stock Exchange as of December 30, 2005 of EUR 15.45.

(3)
During 2005, there were no gains realized upon exercise of stock options to report, nor were any share-based incentive grants settled for the members of the Group Executive Board.

(4)
Mr. Ala-Pietilä resigned as member of the Group Executive Board effective October 1, 2005, and ceased employment with us on January 31, 2006. Dr. Yrjö Neuvo resigned as member of the Group Executive Board effective October 1, 2005, and retired from Nokia effective December 31, 2005. The information relating to stock options held and retained by Mr. Ala-Pietilä and Dr. Neuvo as of the date of termination of employment is represented in the table below:

							Realized gains in 2005 on Stock Options exercised(d)
					Total realisable value of Stock Options EUR(b)(c)
			Number of Stock Options(a)
	Stock Option category	Exercise price per share					Number of options
			Exercisable	Unexercisable	Exercisable	Unexercisable		Gains
		EUR						EUR
Pekka Ala-Pietilä	2001 A/B	36.75	0	0	0	0	250,000	5
(Information as	2001 C 4Q/01	26.67	7,818	0	0	0	117,182	6,356
per January 31,	2002 A/B	17.89	15,625	0	0	0	203,125	145,448
2006)	2003 2Q	14.95	0	0	0	0	0	0
	2004 2Q	11.79	30,000	0	97,800	0	0	0
	2005 2Q	12.79	0	0	0	0	0	0
Yrjö Neuvo	2001 A/B	36.75	70,000	0	0	0	0	0
(Information as	2001 C 4Q/01	26.67	32,807	2,193	0	0	0	0
per December 31,	2002 A/B	17.89	56,875	13,125	0	0	0	0
2005)	2003 2Q	14.95	22,500	17,500	11,250	8,750	0	0
	2004 2Q	11.79	6,250	13,750	22,875	50,325	0	0

$_$_DATA_CELL,15,1,1

  (a)
  Number equals the number of underlying shares represented by the option entitlement.

  (b)
  For Dr. Neuvo the realisable value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on the Helsinki Stock Exchange as of December 30, 2005, which was EUR 15.45.

  (c)
  For Mr. Ala-Pietilä the realisable value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on the Helsinki Stock Exchange as of January 31, 2006, which was EUR 15.05.

  (d)
  Realized gains in 2005 represent the total gross value received in 2005 in respect of options sold over the Helsinki Stock Exchange (transferable stock options).

Performance Shares and Restricted Shares

The following table provides certain information relating to performance shares and restricted shares held by members of the Group Executive Board as of December 31, 2005. These entitlements were granted pursuant to our performance share plans 2004 and 2005 and restricted share plans 2003, 2004 and 2005. For a description of our performance share and restricted share plans, in which our executive officers participate, please see page 116, as well as note 24 "Share-based payment" to the Consolidated Financial Statements on pages 49–52.

	Performance Shares				Restricted Shares
	Plan name(1)	Performance Shares at Threshold(2)	Performance Shares at Maximum(2)	Value December 31, 2005(3)	Plan name(4)	Number of Restricted Shares	Value December 31, 2005(5)
		number	number	EUR			EUR
Jorma Ollila	2004	100,000	400,000	3,090,000	2004	100,000	1,545,000
	2005	100,000	400,000	3,090,000	2005	100,000	1,545,000
Olli-Pekka Kallasvuo	2004	15,000	60,000	463,500	2004	35,000	540,750
	2005	15,000	60,000	463,500	2005	70,000	1,081,500
Robert Andersson	2004	2,600	10,400	80,340	2004	15,000	231,750
	2005	3,000	12,000	92,700	2005	28,000	432,600
Simon Beresford-Wylie					2003	22,000	339,900
	2004	2,500	10,000	77,250
	2005	15,000	60,000	463,500	2005	35,000	540,750
Pertti Korhonen					2003	35,000	540,750
	2004	12,500	50,000	386,250	2004	25,000	386,250
	2005	15,000	60,000	463,500	2005	35,000	540,750
Mary McDowell					2003	20,000	309,000
	2004	12,500	50,000	386,250
	2005	15,000	60,000	463,500	2005	35,000	540,750
Hallstein Moerk					2003	26,000	401,700
	2004	7,500	30,000	231,750	2004	20,000	309,000
	2005	10,000	40,000	309,000	2005	25,000	386,250
Tero Ojanperä	2004	2,500	10,000	77,250	2004	15,000	231,750
	2005	10,000	40,000	309,000	2005	25,000	386,250
Richard Simonson					2003	33,250	513,713
	2004	12,500	50,000	386,250	2004	25,000	386,250
	2005	15,000	60,000	463,500	2005	35,000	540,750
Veli Sundbäck	2004	7,500	30,000	231,750	2004	20,000	309,000
	2005	10,000	40,000	309,000	2005	25,000	386,250
Anssi Vanjoki	2004	15,000	60,000	463,500	2004	35,000	540,750
	2005	15,000	60,000	463,500	2005	35,000	540,750
Kai Öistämö					2003	8,750	135,188
	2004	2,500	10,000	77,250	2004	15,000	231,750
	2005	3,200	12,800	98,880	2005	25,000	386,250
Performance Shares and Restricted Shares held by the Group Executive Board, Total(6)(7)		418,800	1,675,200	12,940,920		923,000	14,260,350
All outstanding Performance Shares and Restricted Shares, Total		8,042,817	32,171,268	248,523,045		5,185,676	80,118,694

(1)
The performance period for the 2004 plan is 2004-2007, with one interim measurement period for fiscal years 2004-2005.

Similarily,
the performance period for the 2005 Plan is 2005-2008, with one interim measurement period for fiscal years 2005-2006.

(2)
For the performance share plans 2004 and 2005, the number of performance shares at threshold represents the number of performance shares granted. This number shall vest as shares, should the pre-determined threshold performance levels of the company be met. The maximum number of performance shares shall vest as shares, should the predetermined maximum performance levels be met. The maximum number of performance shares equals four times the number originally granted.

(3)
Value is based on the closing market price of the Nokia share on the Helsinki Stock Exchange as of December 30, 2005 of EUR 15.45. The value is presented for the target number of shares, which is two times the number at threshold. The target number is used for expensing the instruments in the company's accounting.

(4)
Restriction period ends for the restricted share plan 2003 on October 1, 2006 (Vesting Date). Vesting Date for the 2004 plan is October 1, 2007, and for the 2005 plan October 1, 2008.

(5)
Value is based on the closing market price of the Nokia share on the Helsinki Stock Exchange as of December 30, 2005 of EUR 15.45.

(6)
Pekka Ala-Pietilä resigned as member of the Group Executive Board as of October 1, 2005, and ceased employment with us on January 31, 2006.

As
of December 31, 2005 he held 35,000 restricted shares from each of the 2004 and 2005 Restricted Share Plans, 20,000 performance shares at threshold from the 2004 Performance Share Plan and 15,000 performance shares at threshold from the 2005 Performance Share Plan. He forfeited all his performance shares and restricted shares in accordance with the relevant plan rules.

(7)
Yrjö Neuvo resigned as member of the Group Executive Board effective October 1, 2005, and retired from Nokia as of December 31, 2005.

As
of December 31, 2005 he held 5,000 performance shares at threshold from 2004 Performance Share Plan. He was entitled to keep all his performance shares and restricted shares in accordance with the relevant plan rules.

Stock Ownership Guidelines for Executive Management

One of the goals of our long-term equity-based incentive program is to focus executives on building value for shareholders. In addition to granting them stock options, performance shares and restricted shares, we also encourage stock ownership by our top executives. In January 2001, we introduced a stock ownership commitment guidelines with minimum recommendations tied to annual base salaries. For the members of the Group Executive Board, the recommended minimum investment in our shares corresponds to two times the member's annual base salary. For Mr. Kallasvuo, who has already met this requirement as of the end of 2005, the Board of Directors has set a new recommended minimum ownership guideline of three times his annual base salary. To meet this requirement, all members are expected to retain after-tax equity gains in shares until the same minimum investment level is met.

Insiders' Trading in Securities

The Board of Directors has established a policy in respect of insiders' trading in Nokia securities. Under the policy, the holdings of Nokia securities by the primary insiders (as defined in the policy) are public information, which is available in the Finnish Central Securities Depositary and on the company's website. Both primary insiders and secondary insiders (as defined in the policy) are subject to a number of trading restrictions and rules, including among other things, prohibitions on trading in Nokia securities during the three-week "closed-window" period immediately preceding the disclosure of our quarterly results and the four-week "closed-window" period immediately preceding the disclosure of our annual results. In addition, Nokia may set trading restrictions based on participation in projects. We update our insider trading policy from time to time and monitor our insiders' compliance with the policy on a regular basis. Nokia's Insider Policy is in line with the Helsinki Stock Exchange Guidelines for Insiders and also sets requirements beyond these guidelines.

Auditor fees and services

PricewaterhouseCoopers Oy has served as Nokia's independent auditor for each of the fiscal years in the three-year period ended December 31, 2005. The independent auditor is elected annually by the Annual General Meeting. The Audit Committee will propose to the Annual General Meeting convening on March 30, 2006 that PricewaterhouseCoopers Oy be elected as the independent auditor for 2006.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Nokia in 2005 and 2004.

	2005	2004
	EURm
Audit Fees	5.3	4.2
Audit-Related Fees	1.0	1.0
Tax Fees	5.9	5.0
All Other Fees	0.1	0.3

Total	12.3	10.5

(1)
Audit Fees consist of fees billed for the annual audit of the company's consolidated financial statements and the statutory financial statements of the company's subsidiaries. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. The fees for 2005 include EUR 1.4 million of accrued audit fees for the 2005 year-end audit that were not billed until 2006; the fees for 2004 include EUR 0.8 million of accrued audit fees for the 2004 year-end audit that were not billed until 2005.

(2)
Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; internal control matters and services in anticipation of the company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002; advice and assistance in connection with local statutory accounting requirements; due diligence related to acquisitions; and employee benefit plan audits and reviews; and miscellaneous reports in connection with grant applications.

(3)
Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4)
All Other Fees include fees billed for company establishment, forensic accounting and occasional training services and, in 2004 only, for advisory services in connection with the outsourcing of an operational process and forensic accounting related to internal investigations.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of Nokia's Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Finnish law. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the "Policy").

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services ("general pre-approval"); or (ii) require the specific pre-approval of the Audit Committee ("specific pre-approval"). The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, including internal control, tax and other services that have received the general pre-approval of the Audit Committee, which services are subject to annual review by the Audit Committee. All other audit, audit-related, including internal control, tax and other services must receive a specific pre-approval from the Audit Committee.

The Audit Committee establishes budgeted fee levels annually for each of the four categories of audit and non-audit services that are pre-approved under the Policy, namely, audit, audit-related, tax and other services. Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer. At each regular meeting of the Audit Committee, the independent auditor provides a report in order for the Audit Committee to review the services that the external auditor is providing, as well as the status and cost of those services.

Investor information

Information on the Internet
www.nokia.com/investor

Available on the Internet: financial reports, Nokia management's presentations, conference call and other investor related material, press releases as well as environmental and social information.

Investor relations contacts
investor.relations@nokia.com

Nokia Investor Relations 102 Corporate Park Drive White Plains, NY 10604-3802 USA Tel. +1 914 368 0555 Fax +1 914 368 0600	Nokia Investor Relations P.O. Box 226 FIN-00045 NOKIA GROUP Finland Tel. +358 7180 34927 Fax +358 7180 38787

Annual General Meeting

Date: Thursday March 30, 2006 at 3:00 pm
Address: Helsinki Fair Centre, Messuaukio 1, Helsinki, Finland

Dividend

Dividend proposed by the Board of Directors for 2005 is EUR 0.37 per share.
The dividend record date is proposed to be April 8, 2006 and pay date April 21, 2006

Financial reporting

Nokia's quarterly reports in 2006 are planned for April 20, July 20, and October 19. The 2006 results are planned to be published in January 2007.

Information published in 2005

All Nokia's press releases published in 2005 are available on the Internet at www.nokia.com.

Investor information (continued)

Stock exchanges

The shares of Nokia Corporation are quoted on the following stock exchanges:

	Symbol	Trading currency
HEX, Helsinki (quoted since 1915)	NOK1V	EUR
Stockholmsbörsen (1983)	NOKI	SEK
Frankfurter Wertpapierbörse (1988)	NOA3	EUR
New York Stock Exchange (1994)	NOK	USD
List of indices
NOK1V	NOKI	NOK
HEX HEX General Index
 HEXTELE HEX Telecommunications
 HEX 25 HEX 25 Index
 BE500 Bloomberg Europe
 BETECH BBG Europe Technology
 SX5E DJ Euro STOCXX 50
 SX5P DJ Europe STOXX
 SX        Various other DJ Indices
E300 FTSE Eurotop 300	OMX Stockholm GENX Swedish General GENX04 Swedish Engineer GENX16 Swedish SX 16 Index	NYA NYSE Composite NNA NYSE Utilities NN NYSE Utilities CTN CSFB Technology MLO Merrill Lynch Tech 10

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share and prices; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by "believe," "expect," "anticipate," "foresee," "target," "designed" or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion and cost management; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5) our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6) the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12) inventory management risks and ramping up or down production at our facilities, which resulting from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12-22 of the company's Form 20-F for the year ended December 31, 2004 under "Item 3.D Risk Factors."

Contact information

Nokia Head Office Keilalahdentie 2-4 FIN-02150 Espoo P.O. Box 226 FIN-00045 Nokia Group Finland Tel. +358 (0) 7180 08000 Fax +358 (0) 7180 38226	Nokia Corporate Office 6000 Connection Drive Irving, Texas 75039 USA Tel. +1 972 894 5000 Fax +1 972 894 5106	Nokia Corporate Office— New York 102 Corporate Park Drive White Plains, NY 10604-3802 USA Tel. +1 914 368 0400 Fax +1 914 368 0500